Form 10-K, Exhibit 13
period 1994-08-31
NATIONAL SERVICE INDUSTRIES INC
filed 1994-11-21
CIK 70538

                                                                         Page 66
                                                                      Exhibit 13

                           Consolidated Balance Sheets
                                                              August 31
(In thousands, except share data)                      1994              1993
Assets
Current Assets:
  Cash and cash equivalents                       $   58,619        $  15,853
  Short-term investments                               2,579            4,776
  Receivables, less reserves for doubtful
     accounts of $7,385,000 in 1994
     and $7,170,000 in 1993                          256,051          249,958
  Inventories, at the lower of cost
    (on a first-in, first-out basis) or market       178,590          171,545
  Linens in service, net of amortization              90,037           77,931
  Prepaid income taxes                                13,473           25,340
  Prepayments                                          8,933           11,513
    Total Current Assets                             608,282          556,916

Property, Plant, and Equipment, at cost:
  Land                                                32,237           33,303
  Buildings and leasehold improvements               186,929          190,276
  Machinery and equipment                            507,408          500,459
    Total Property, Plant, and Equipment             726,574          724,038
  Less-Accumulated depreciation and amortization   378,262            358,853
    Property, Plant, and Equipment-net               348,312          365,185

Other Assets:
  Goodwill and other intangibles                     112,286          127,387
  Other                                               37,876           38,025
    Total Other Assets                               150,162          165,412
      Total Assets                                $1,106,756       $1,087,513

Liabilities and Stockholders' Equity
Current Liabilities:
  Current maturities of long-term debt            $      667       $    1,792
  Notes payable                                        5,098            4,404
  Accounts payable                                    81,969           85,505
  Accrued salaries, commissions, and bonuses          42,624           37,103
  Self insurance reserves                             77,680           71,888
  Other accrued liabilities                           42,716           42,981
    Total Current Liabilities                        250,754          243,673
Long-Term Debt, less current maturities               26,863           28,418
Deferred Income Taxes                                 78,814           84,289
Other Long-Term Liabilities                           22,940           27,110
Stockholders' Equity:
  Series A participating preferred stock,
    $.05 stated value, 500,000 shares
    authorized, none issued
  Preferred stock, no par value,
    500,000 shares authorized, none issued
  Common stock, $1 par value, 80,000,000
    shares authorized, 57,918,978 shares
    issued in 1994 and 1993                           57,919           57,919
  Paid-in capital                                      7,684            7,299
  Retained earnings                                  705,504          673,399
                                                     771,107          738,617
  Less-   Treasury stock, at cost (8,678,666
      shares in 1994 and 8,357,539 shares
      in 1993)                                        43,722           34,594
      Total Stockholders' Equity                     727,385          704,023
      Total Liabilities and
        Stockholders' Equity                      $1,106,756       $1,087,513

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Page 67
                                                                      Exhibit 13

                        Consolidated Statements of Income

                                                Years Ended August 31
(In thousands)                              1994        1993          1992
Sales and Service Revenues:
  Net sales of products                  $1,337,410   $1,257,906    $1,189,684
  Service revenues                          544,454      546,916       444,127
    Total Revenues                        1,881,864    1,804,822     1,633,811
Costs and Expenses:
  Cost of products sold                     875,055      832,264       810,552
  Cost of services                          286,519      281,551       236,474
  Selling and administrative expenses       577,291      557,011       462,653
  Interest expense                            3,668        4,961         2,690
  Other expense, net                          7,133        9,519         4,534
    Total Costs and Expenses              1,749,666    1,685,306     1,516,903
Income before Provision for Income Taxes    132,198      119,516       116,908
Provision for Income Taxes                   49,500       44,400        42,800
Net Income                               $   82,698   $   75,116     $  74,108
Earnings per Share (in dollars)          $     1.67   $     1.52     $    1.50
Weighted Average Number
  of Shares Outstanding                      49,547       49,556        49,539


                 Consolidated Statements of Stockholders' Equity

                          Common  Paid-in Retained  Treasury  Performance
                          Stock   Capital Earnings  Stock     Shares    Total
(In thousands, except per-share data)

Balance August 31, 1991   $57,919 $ 7,631 $630,309  $(33,734) $(1,558) $660,567
  Return of stock issued
    under long-term
    incentive program(1)        -  (1,300)       -      (258)   1,558        -
  Adjustment of treasury
    stock issued in connection
    with acquisition(2)         -     (18)       -        (3)       -       (21)
  Net income                    -       -   74,108         -        -    74,108
  Cash dividends of $.99 per
    share paid on common stock  -       -  (49,105)        -        -   (49,105)
  Adjustment to recognize net
    increase in pension
    liability                   -       -   (1,721)        -        -    (1,721)
  Foreign currency
    translation adjustment      -       -     (874)        -        -      (874)
Balance August 31, 1992    57,919   6,313  652,717   (33,995)       -   682,954
  Treasury stock purchased(3)   -       -        -      (837)       -      (837)
  Stock options exercised(4)    -   1,003        -       241        -     1,244
  Adjustment of treasury
    stock issued in connection
    with acquisition(5)         -     (17)       -        (3)       -       (20)
  Net income                    -       -   75,116          -       -    75,116
  Cash dividends of $1.03 per
    share paid on common stock  -       -  (51,041)        -        -   (51,041)
  Adjustment to recognize net
    increase in pension
    liability                   -       -     (411)        -        -      (411)
  Foreign currency
    translation adjustment      -       -   (2,982)        -        -    (2,982)
Balance August 31, 1993    57,919   7,299  673,399   (34,594)       -   704,023
  Treasury stock purchased(6)   -       -        -       (27)       -       (27)
  Stock options exercised(7)    -     385        -        90        -       475
  Treasury stock acquired in
    connection with
    divestiture(8)              -       -        -    (9,191)       -    (9,191)
  Net income                    -       -   82,698         -        -    82,698

  Cash dividends of $1.07 per
    share paid on common stock  -       -   53,042)        -        -   (53,042)
  Adjustment to recognize net
    decrease in pension
    liability                   -       -    2,203         -        -     2,203
  Foreign currency
    translation adjustment      -       -      246         -        -       246
Balance August 31, 1994   $57,919 $ 7,684 $705,504  $(43,722) $     -  $727,385

(1)63,612 shares. (2)748 shares. (3)34,100 shares. (4)58,359 shares.
(5)723 shares. (6)992 shares. (7)21,705 shares. (8)341,840 shares.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                         Page 68
                                                                      Exhibit 13

                      Consolidated Statements of Cash Flows

                                                        Years Ended August 31
(In thousands)                                        1994      1993      1992
Cash Provided by (Used for) Operating Activities
  Net income                                       $ 82,698  $ 75,116  $ 74,108
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                  60,548    62,097    53,816
      Provision for losses on accounts receivable     2,804     3,300     3,398
      Gain on the sale of property, plant,
        and equipment                                   (76)   (1,153)     (143)
      Gain on the sale of business                   (2,249)   (1,379)        -
      Provision for deferred income taxes            (1,600)   (4,363)   (4,506)
      Change in assets and liabilities net of
        effect of acquisitions and sale of business-
        Receivables                                  (8,425)  (17,544)   (7,934)
        Inventories and linens in service, net      (23,095)  (22,722)   17,761
        Prepaid income taxes                         11,867     9,698    (6,923)
        Prepayments and other                         4,667    (4,037)     (459)
        Accounts payable and accrued liabilities     10,542     3,923       (31)
          Net Cash Provided by Operating Activities 137,681   102,936   129,087

Cash Provided by (Used for) Investing Activities
  Change in short-term investments                    2,197     3,736     5,551
  Purchases of property, plant, and equipment       (42,517)  (35,513)  (43,456)
  Sale of property, plant, and equipment              4,552     4,399     7,067
  Sale of business                                    2,395     2,558         -
  Acquisitions                                         (569)  (97,267)   (9,242)
  Change in other assets                                 20    (7,179)  (12,904)
    Net Cash Used for Investing Activities          (33,922) (129,266)  (52,984)

Cash Provided by (Used for) Financing Activities
  Repayment of long-term debt                        (2,680)   (2,521)   (3,949)
  Recovery of investment in tax benefits              2,080     1,820     2,043
  Deferred income taxes from investment
    in tax benefits                                  (3,875)   (3,070)   (3,148)
  Issuance of treasury stock, net                       448       407         -
  Change in other long-term liabilities              (4,170)   (1,567)    6,547
  Cash dividends paid                               (53,042)  (51,041)  (49,105)
    Net Cash Used for Financing Activities          (61,239)  (55,972)  (47,612)
Effect of Exchange Rate Changes on Cash                 246    (2,982)     (874)

Net Change in Cash and Cash Equivalents              42,766   (85,284)   27,617

Cash and Cash Equivalents at Beginning of Year       15,853   101,137    73,520

Cash and Cash Equivalents at End of Year           $ 58,619  $ 15,853  $101,137

Supplemental Cash Flow Information
  Income taxes paid during the year                $ 41,584  $ 35,620  $ 51,142
  Interest paid during the year                       4,030     5,925     4,971

Noncash Investing and Financing Activities
  Treasury stock returned for contingent
    performance share grants under long-term
    incentive program                              $      -  $      -  $   (258)

  Noncash aspects of divestitures-
    Liabilities removed                            $ (2,442) $      -  $      -
    Treasury stock acquired                          (9,191)        -         -

  Noncash aspects of acquisitions-
    Liabilities assumed or incurred                $      -  $ 31,594  $ 12,997
    Treasury stock returned                               -       (20)      (21)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Page 69
                                                                      Exhibit 13

                   Notes to Consolidated Financial Statements

NOTE 1: Summary of Accounting Policies

Principles of Consolidation
  The consolidated financial statements include the accounts of the company and all subsidiaries after elimination of significant intercompany transactions and accounts.

Cash, Cash Equivalents, and Short-Term Investments
  Cash in excess of daily requirements is invested in time deposits and marketable securities, consisting primarily of tax exempt variable rate demand notes, included in the balance sheet at the lower of cost or market value.
    For financial statement purposes, the company considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents. Investments purchased with a maturity of more than three months are considered short-term investments. At August 31, 1994 and 1993, the carrying amounts of short-term investments equal fair value.

Inventories and Linens in Service
Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 1994 and 1993:

(In thousands)                          1994          1993
Raw materials and supplies            $ 72,677      $ 77,911
Work in progress                         9,918        11,269
Finished goods                          95,995        82,365
                                      $178,590      $171,545

  Linens in service are recorded at cost and are amortized over their estimated useful lives.

Goodwill and Other Intangibles
  Goodwill of $3,460,000 was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($47,102,000 in 1994 and $48,284,000 in 1993) and other intangible assets are being amortized on a straight-line basis over various periods up to 40 years. The company recorded $54,235,000 of intangibles related to acquisitions in 1993 (Note 7).

Depreciation
  For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (20 to 45 years for buildings and 3 to 16 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease.

Foreign Currency Translation
  The functional currency for the company's foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from the translation are
included in   retained earnings and are excluded from net income.
  Gains or losses resulting from foreign currency transactions are included in "Other expense, net" in the consolidated statements of income and amounted to losses of $379,000 in 1994, $863,000 in 1993, and $430,000 in 1992.

Postretirement Healthcare and Life Insurance Benefits
  The company's retiree medical plans are financed entirely by retiree
contributions; therefore, the company has no liability in   connection with
them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not significant.

Pension and Profit Sharing Plans
  The company has several pension plans covering hourly and salaried employees.
Benefits paid under these plans are based generally   on employees' years of
service and/or compensation during the final years of employment. The company makes annual contributions to the plans to the extent indicated by actuarial valuations. Plan assets are invested primarily in equity and fixed income securities.
  Net pension (income) cost for 1994, 1993, and 1992 included the following components:

(In thousands)                            1994      1993      1992
Service cost of benefits
  earned during the period              $ 2,466   $ 2,652   $ 1,393
Interest cost on projected
  benefit obligation                      7,262     7,165     6,780
Return on plan assets                    (1,929)   (8,198)   (7,648)
Net amortization of
  transition amounts                     (8,215)   (1,217)     (897)
Net pension (income) cost               $  (416)  $   402   $  (372)

                                                                         Page 70
                                                                      Exhibit 13

                   Notes to Consolidated Financial Statements

    The following schedule reconciles the funded status of the plans as of June 1, 1994, with amounts reported in the company's balance sheet at August 31, 1994:
                                            Plan        Accumulated
                                            Assets        Benefit
                                            Exceed      Obligation
                                          Accumulated     Exceeds
                                            Benefit        Plan
  (In thousands)                          Obligation      Assets
  Actuarial present value of benefit
    obligations as of June 1, 1994:
      Vested                              $ (76,845)      $(3,861)
      Nonvested                              (6,036)          (77)
  Accumulated benefit obligation            (82,881)       (3,938)
  Effect of projected salary increases       (5,787)       (1,523)
  Total projected benefit obligation        (88,668)       (5,461)
  Fair value of plan assets                 106,031             -
  Plan assets greater (less) than
    projected benefit obligation             17,363        (5,461)
  Unrecognized transition
    (asset) liability                       (12,087)           98
  Unrecognized prior service
    cost obligation                           3,058         2,514
  Unrecognized net loss (gain)               16,814          (744)
  Adjustment required to
    recognize minimum liability                   -          (515)
  Prepaid (accrued) pension
    expense at August 31, 1994            $  25,148     $  (4,108)

    The discount rate used to determine the projected benefit obligation is 8 percent. The assumed growth rate of compensation is 5.5 percent. The expected long-term rate of return on plan assets is 9.5 percent.
    The company also has profit sharing and 401(k) plans to which both employees and the company contribute. At August 31, 1994, assets of the 401(k) plans included shares of the company's common stock with a market value of approximately $4,703,000. The company's cost of these plans was $3,133,000 in 1994, $3,031,000 in 1993, and $3,193,000 in 1992.

Self Insurance
  It is the policy of the company to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or
contract. Provision   for claims under the self-insured program is recorded
based on the company's estimate of the aggregate liability for claims incurred.

NOTE 2: Long-Term Debt and Lines of Credit

  Long-term debt at August 31, 1994 and 1993, consisted of the following:

  (In thousands)                                1994          1993

  70% to 13.0% mortgage notes,
    payable in installments through 2011
    (secured in part by property, plant, and
    equipment having a net book value
    of $2,800,000 at August 31, 1994)       $    671        $ 1,930
  2.55% to 6.625% other notes, payable
    in installments through 2021              26,859         28,280
                                              27,530         30,210
Less-Amounts payable within one year
  included in current liabilities                667          1,792
                                             $26,863        $28,418

    The annual maturities of long-term debt are as follows:

  (In thousands)                Amount
  Year Ending August 31
  1995                        $   667
  1996                             88
  1997                             52
  1998                          5,497
  1999                             23
  Later years                  21,203
                              $27,530

    The company has complimentary lines of credit totaling $124,000,000 of which $82,000,000 has been provided domestically and $42,000,000 is available on a multi-currency basis primarily from a European bank. At August 31, 1994 the
company had foreign   currency short-term bank borrowings equivalent to
$5,098,000 at an average foreign currency interest rate of 5.9%.
    Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the company for bank loans with similar terms and average maturities.

Page 71
                                                                      Exhibit 13

                   Notes to Consolidated Financial Statements

NOTE 3: Common Stock and Related Matters

  In 1988, the company adopted a shareholder rights plan under which one preferred stock purchase right is presently attached to and trades with each outstanding share of the company's common stock.
    The rights become exercisable and transferable apart from the common stock ten days after a person or group, without the company's consent, acquires beneficial ownership of, or the right to obtain beneficial ownership of, 20 percent or more of the company's common stock or announces or commences a tender offer or exchange offer that could result in 20 percent ownership
(unless such date is extended by the Board of Directors). Once exercisable, each right entitles the holder to purchase one one-hundredth share of Series A Participating Preferred Stock at an exercise price of $80, subject to adjustment to prevent dilution. The rights have no voting power and, until exercised, no dilutive effect on net income per common share. The rights expire on May 19, 1998, and are redeemable under certain circumstances.
    If a person acquires 20 percent ownership, except in an offer approved by the company under the plan, each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right's exercise price, common stock or common stock equivalents having a market value immediately prior to the triggering of the right of twice that exercise price. In addition, after an acquirer obtains 20 percent ownership, if the company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right's exercise price, shares of common stock of the other party to the transaction having a market value immediately prior to the triggering of the right of twice that exercise price.
    The company has 1,000,000 shares of preferred stock authorized, 500,000 of which have been reserved for issuance under the shareholder rights plan. No shares of preferred stock had been issued at August 31, 1994.
    In 1990, the stockholders approved the National Service Industries, Inc. Long-Term Incentive Program for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under the program.
  The employee stock options granted under the program become exercisable in four equal annual installments beginning one year from the date of the grant and expire at the end of ten years.
    In 1993, the stockholders approved the National Service Industries, Inc. 1992 Nonemployee Directors' Stock Option Plan under which a maximum of 100,000 shares were reserved for issuance. The shares become exercisable one year from the date of the grant.
    Stock option transactions for the stock option plans and stock option agreements during the years ended August 31, 1994, 1993, and 1992 were as follows:

  (In thousands)                        1994        1993        1992
  Options outstanding at
    September 1                       680,139     473,415     339,831
  Granted                             214,700     365,900     164,744
  Exercised                            21,705      58,359           -
  Canceled                             52,382     100,817      31,160
  Options outstanding at
    August 31                         820,752     680,139     473,415
  Option price range at               $19.75-     $19.75-     $19.75-
    August 31                         $29.00      $29.00      $29.00
  Options exercisable at
    August 31                         316,024     176,625     111,943
  Options available for
    grant at August 31                949,184   1,111,502   1,276,585

    Potential dilution of earnings per share applicable to these stock options is not significant.

NOTE 4: Leases

  The company leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 1994, are as follows:

  (In thousands)             Amount

  Year Ending August 31
  1995                      $ 9,354
  1996                        7,666
  1997                        5,613
  1998                        3,856
  1999                        2,510
  Later years                 5,390
                            $34,389

    Total rent expense was $10,585,000 in 1994, $11,230,000 in 1993, and
$8,953,000 in 1992.

                                                                         Page 72
                                                                      Exhibit 13

NOTE 5: Quarterly Financial Data (Unaudited)

  (In thousands, except earnings per share)
              Sales and           Income
              Service   Gross     before      Net   Earnings
              Revenues  Profit    Taxes     Income  per Share
  1994
  1st Quarter $459,900  $175,584  $30,803 $19,172     $.39
  2nd Quarter  439,337   166,082   26,149  16,273      .33
  3rd Quarter  481,001   187,031   36,849  22,928      .46
  4th Quarter  501,626   191,593   38,397  24,325      .49

  1993
  1st Quarter $434,341  $168,946  $29,358 $18,586     $.38
  2nd Quarter  426,993   161,897   23,181  14,634      .30
  3rd Quarter  459,964   177,949   32,702  20,511      .41
  4th Quarter  483,524   182,215   34,275  21,385      .43

NOTE 6: Income Taxes

  Income taxes are reconciled with the Federal statutory rate as follows:

  (In thousands)                      1994      1993      1992

  Federal income tax
    computed at
    statutory rate                  $46,269   $41,433   $39,748
  Increase (decrease) in taxes:
    State income tax,
      net of Federal
      income tax benefit              4,693     4,230     3,358
    Tax exempt interest                (330)     (495)   (1,184)
    Other, net                       (1,132)     (768)      878
                                    $49,500   $44,400   $42,800

    Provisions for income taxes include state income and franchise taxes of $7,220,000 in 1994, $6,478,000 in 1993, and $5,088,000 in 1992. In 1994, 1993,
and 1992 income before taxes included $952,000, $5,149,000, and $413,000, respectively, of losses generated by the company's foreign operations.

  The following summarizes the components of income tax expense:

  (In thousands)                      1994      1993      1992

  Provision for current taxes       $47,473   $41,710   $44,763
  Provision (credit) for
    deferred taxes:
    Current:
      Tax effect of linen book
        amortization less than
        tax amortization             3,339      9,877     3,700
      Restructuring costs              365      3,025     4,028
      Insurance costs               (1,745)    (3,452)   (4,182)
      Other timing differences       1,668     (2,397)   (1,003)
    Noncurrent-
      Other (primarily tax effect
        of differences between
        book depreciation and
        tax depreciation on
        fixed assets)               (1,600)    (4,363)   (4,506)
                                   $49,500    $44,400   $42,800

  Components of net deferred income tax liability at August 31, 1994 and 1993 include:

(In thousands)                              1994        1993
  Deferred income taxes:
    Safe harbor lease                     $ 47,203    $ 51,078
    Depreciation                            43,443      42,511
    Self insurance                         (17,309)    (16,108)
    Other                                    5,477       6,808
                                            78,814      84,289
  Prepaid income taxes:
    Self insurance                         (11,539)     (9,400)
    Deferred compensation, bonuses, etc.    (3,700)     (5,484)
    Other                                    1,766     (10,456)
                                           (13,473)    (25,340)
  Net deferred tax liability              $ 65,341    $ 58,949

Page 73
                                                                      Exhibit 13

                   Notes to Consolidated Financial Statements

NOTE 7: Divestitures and Acquisitions

  Effective August 31, 1994, the company sold its Marketing Services Division. A small gain resulted from the transaction as the company received approximately 342,000 of its common shares in return for those assets transferred to the purchasers. The Division had sales of approximately $32,000,000 in 1994 and an immaterial operating loss.
    Effective September 1, 1992, the company acquired Initial Services Investments, Inc., an industrial uniform and dust control business known as Initial USA. Initial was included in the results of operations of the Textile Rental Division for the entire 1993 fiscal year.
    Effective September 30, 1992, the company acquired Graham International, a privately held, European specialty chemical business. Graham manufactures in the Netherlands for industrial and institutional specialty chemical markets in France, Italy, Belgium, the Netherlands, and Switzerland. Graham became a part of Zep Manufacturing Company and the Chemical segment. Also in September, 1992, the Chemical Division acquired Kleen Canada, Inc., a Canadian manufacturer of specialty chemicals. The operating results of Graham and Kleen were included in the Chemical segment beginning in October, 1992.
    These and several small acquisitions, all of which were accounted for by the purchase method, brought total 1993 acquisition spending to $97 million. 1993 results included revenues of approximately $162.5 million and pretax earnings of approximately $5.2 million attributable to the 1993 acquisitions and to Associated Textile Rental Services acquired at fiscal 1992 year end.

NOTE 8: Business Segment Information

                                                        Depreci-   Capital
                                                         ation    Expendi-
                                                          and     tures
                    Sales and                 Identi-   Amorti-   Including
                    Service     Operating     fiable    zation    Acquisi-
  (In thousands)    Revenues    Profit(Loss)  Assets    Expense    tions
1994
Lighting Equipment  $  763,592  $ 50,092    $  323,335  $15,460   $13,183
Textile Rental         544,454    48,840       432,994   31,656    20,986
Chemical               332,298    35,368       168,956    6,392     5,315
Other                  241,520     8,822        75,580    5,792     2,695
                     1,881,864   143,122     1,000,865   59,300    42,179
Corporate(1)                      (7,256)      105,891    1,248       339
Interest Expense                  (3,668)
    Total           $1,881,864  $132,198    $1,106,756  $60,548   $42,518

1993
Lighting Equipment  $  691,946  $ 38,623    $  298,575  $16,823   $10,193
Textile Rental         546,916    49,096       433,408   31,134    55,015
Chemical               318,098    33,280       173,175    6,499    12,743
Other                  247,862    10,275       104,892    6,357     4,048
                     1,804,822   131,274     1,010,050   60,813    81,999
Corporate(1)                      (6,797)       77,463    1,284       172
Interest Expense                  (4,961)
Total               $1,804,822  $119,516    $1,087,513  $62,097   $82,171

1992
Lighting Equipment  $  683,546  $ 35,355    $  280,205  $18,275   $ 9,959
Textile Rental         444,127    42,781       343,332   24,140    28,156
Chemical               253,947    33,556       112,719    4,260     4,607
Other                  252,191    13,581       101,564    6,238     5,085
                     1,633,811   125,273       837,820   52,913    47,807
Corporate(1)                      (5,675)      204,592      903     1,982
Interest Expense                  (2,690)
Total               $1,633,811  $116,908    $1,042,412  $53,816   $49,789

(1)Operating profit (loss) includes income on short-term investments.

                                                                         Page 74
                                                                      Exhibit 13

                              Report of Management

The management of National Service Industries, Inc. is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with generally accepted accounting principles, using informed judgments and estimates where appropriate. The information in other sections of this report is consistent with the financial statements. The company maintains a system of internal controls and accounting policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The audit committee of the Board of Directors, composed entirely of outside directors, is responsible for monitoring the company's accounting and reporting practices. The audit committee meets regularly with management, the internal auditors, and the independent accountants to review the work of each and to assure that each performs its responsibilities. Both the internal auditors and Arthur Andersen LLP have unrestricted access to the audit committee allowing open discussion, without management's presence, on the quality of financial reporting and the adequacy of internal accounting controls.

D. Raymond Riddle           J. Robert Hipps           John A. Bostater
Chairman and                Senior Vice President,    Vice President and
Chief Executive Officer     Finance                   Controller


                    Report of Independent Public Accountants

To the Stockholders of National Service Industries, Inc.:

We have audited the accompanying consolidated balance sheets of National Service Industries, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Service Industries, Inc. and subsidiaries as of August 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1994 in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP
Atlanta, Georgia
October 20, 1994

Page 75
                                                                      Exhibit 13

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Financial Condition

National Service Industries maintained a strong financial position as it completed fiscal 1994. Net working capital increased to $357.5 million from $313.2 million at August 31, 1993, and the current ratio was 2.4, compared with
2.3 at last year end. Cash and short-term investments were $61.2 million, up from $20.6 million at the prior year end. During 1994, the company invested $43.1 million in capital expenditures and acquisitions. Long-term liabilities were 6.4 percent of total capitalization, down from 7.3 percent at August 31, 1993. Cash provided by operations rose to $137.7 million from $102.9 million in 1993 and $129.1 million in 1992. The improvement in 1994 was largely due to a reduced rate of investment in accounts receivable, the reduction of prepayments, and lower charges against insurance reserves due to improved claims experience. The decrease in 1993 resulted primarily from higher investment in accounts receivable and inventories.
  Capital expenditures, exclusive of acquisition spending, were $42.5 million in 1994, $35.5 million in 1993, and $43.5 million in 1992. Current-year spending was primarily the result of facilities and manufacturing process improvements in the Lighting Equipment Division, facilities additions and information systems enhancements in the Chemical Division, and wastewater compliance projects and fleet upgrades in the Textile Rental Division. Prior-year expenditures were attributable to cost reduction spending in many divisions, information systems enhancements in the Lighting Equipment Division, capacity expansion in the Chemical Division, and fleet expansion in the Textile Rental Division.
  Cash payments in connection with acquisitions totaled $.6 million in 1994, $97.3 million in 1993, and $9.2 million in 1992. Effective September 1, 1992, the company acquired Initial Services Investments, Inc., an industrial uniform and dust control business known as Initial USA. Initial was included in the results of operations of National Uniform Service, a business unit of the Textile Rental Division, for the entire 1993 fiscal year.
  Effective September 30, 1992, the company acquired Graham International, a privately held, European specialty chemical business. Graham manufactures in the Netherlands for industrial and institutional specialty chemical markets in France, Italy, Belgium, the Netherlands, and Switzerland. Graham became part of Zep Manufacturing Company and the Chemical segment. Also in September, 1992, the Chemical Division acquired Kleen Canada, Inc., a Canadian manufacturer of specialty chemicals. The operating results of Graham and Kleen were included in the Chemical segment beginning in October, 1992.
  In June, 1993, the Textile Rental Division acquired the linen supply business of Heritage Linen Service, Inc. in Hickory, North Carolina.
  The effect of the 1993 acquisitions on the consolidated income statements is further discussed under "Results of Operations."
  Dividend payments totaled $53.0 million, or $1.07 per share, in 1994, compared with $51.0 million, or $1.03 per share, in 1993, and $49.1 million, or 99 cents per share, in 1992. The fiscal 1994 dividend of $1.07 per share was a
3.9 percent increase.
  For the periods presented, capital expenditures, working capital needs, dividends, and acquisitions were financed primarily with internally generated funds, supplemented by short-term borrowings in the European market. The Initial acquisition was a cash transaction. The Graham acquisition in Europe was funded primarily through short-term debt financing, which was repaid during the remainder of the 1993 fiscal year. Contractual commitments for capital and acquisition spending for fiscal 1995 total $12.1 million. The company expects actual capital expenditures to be somewhat higher than levels of recent years. Current liquid assets and internally generated funds are expected to be more than adequate to meet anticipated cash requirements for the next twelve months, although some interim borrowings might be incurred to meet short-term needs. The company has complimentary lines of credit totaling $124 million, of which $82 million has been provided domestically and $42 million is available on a multi-currency basis primarily from a European bank.

Results of Operations

For the fiscal year ended August 31, 1994, revenues moved ahead 4.3 percent to $1.88 billion from $1.80 billion in 1993. The revenue increase was largely the result of volume gains in the Lighting Equipment and Chemical segments. Fiscal 1993 revenues rose 10.5 percent from 1992's $1.63 billion due

                                                                         Page 76
                                                                      Exhibit 13

primarily to volume gains in the Lighting Equipment, Textile Rental, and Chemical segments.
  Net income for fiscal 1994 advanced 10.1 percent to $82.7 million, or $1.67 per share. For fiscal 1993, net income reached $75.1 million, or $1.52 per share, a 1.4 percent increase over the $74.1 million posted in 1992.
  Lighting Equipment Division revenues for 1994 grew 10.4 percent to $764 million from $692 million in 1993. 1993 revenues were a 1.2 percent increase over 1992. Unit sales increases that began late in fiscal 1993 continued through 1994 and accounted for the improvement in both years. Operating profit grew 29.7 percent to 6.6 percent of revenues, compared with 5.6 percent in 1993, and 5.2 percent in 1992. For 1994, profit improvements were largely the result of higher unit volumes and cost savings. In 1993, previously implemented manufacturing efficiencies were augmented by the closing of the division's 130,000 square foot facility in Rancho Cucamonga, California. This action took advantage of excess capacity by shifting production to plants in Crawfordsville, Indiana and Louisville, Kentucky and further reduced manufacturing costs.
  Revenues of the Textile Rental Division were $544 million in 1994, compared with $547 million in 1993 and $444 million in 1992. Pricing gains in 1994 were offset by declining volumes, particularly in the fine dining and hospital markets. 1993 revenues improved on the strength of the acquisitions of Initial USA early in 1993 and Associated Textile Rental Services, Inc. at fiscal 1992 year end. The acquisitions provided revenues of $109 million in 1993. Operating income was 9.0 percent of revenues in 1994 and 1993, compared with 9.6 percent in 1992. Merchandise costs as a percentage of revenues grew slightly in 1994, while administrative expenses declined. For both 1994 and 1993 costs related to acquisitions continued to take a higher percentage of revenues. Operating margins in 1993 for the two acquired companies were 6.3 percent of related revenues.
  Chemical Division revenues rose 4.5 percent to $332 million from $318 million in 1993, which was a 25.3 percent gain from 1992. Volume gains in domestic operations contributed to the improvement in both years. In 1993, the European and Canadian acquisitions accounted for $53.2 million of the gain. Operating profit was 10.6 percent of revenues in 1994 and 10.5 percent in 1993, down from
13.2 percent in 1992. European and Canadian operating margins, although improved in 1994, fell short of those achieved in the U.S. The European units' loss of $1.8 million for 1993 was significantly reduced in 1994.
  NSI's other businesses produced revenues of $242 million, down 2.6 percent from $248 million in 1993, which was a 1.7 percent decline from 1992. Operating profit declined to $8.8 million from $10.3 million in 1993 and $13.6 million in 1992. In both years, reduced volumes and pricing pressures experienced by the Insulation and Marketing Services divisions more than offset improvements in the Envelope Division.
  Effective August 31, 1994, NSI sold its Marketing Services Division. A small gain resulted from the transaction as the company received approximately 342,000 of its common shares in return for those assets transferred to the purchasers. The Division had sales of $32 million in 1994 and an immaterial operating loss.
  Corporate income was lower in both 1994 and 1993 due primarily to the effect of lower short-term investments levels and lower interest rates. Foreign currency exchange rate fluctuations in 1994 and 1993 were progressively less unfavorable than in 1992. 1994 interest expense was less than in 1993 due to reductions in acquisition-related debt. The increase in interest expense for 1993 resulted from the European acquisition.
  Consolidated income before taxes improved 10.6 percent in 1994 and 2.2 percent in 1993. The corresponding improvement in net income was reduced to 10.1 percent and 1.4 percent, respectively, due to the higher Federal tax rate. The provision for income taxes was 37.4 percent of pretax income in 1994, compared with 37.1 percent in 1993 and 36.6 percent in 1992. The 1994 and 1993 rates were increased as a result of the Omnibus Budget Act of 1993. Changes in the year-to-year effective rates also result from variation in the relative amount of tax exempt income.

Outlook

The current-year earnings increase of 10.1 percent is indicative of the commitment of each of NSI's operating divisions to the more aggressive plans formulated for fiscal 1994. The momentum established in 1994 should propel earnings forward at double-digit growth rates and produce gains for NSI's stockholders in fiscal 1995 and beyond.

Page 77
                                                                      Exhibit 13

Ten-Year Financial Summary
(Dollar amounts in thousands,
 except per-share data)                         1994        1993        1992
Operating Results
Net sales of products                        $1,337,410  $1,257,906  $1,189,684
Service revenues                                544,454     546,916     444,127
  Total revenues                              1,881,864   1,804,822   1,633,811
Cost of products sold                           875,055     832,264     810,552
Cost of services                                286,519     281,551     236,474
Selling and administrative expenses             577,291     557,011     462,653
Interest expense                                  3,668       4,961       2,690
Restructuring expense                                 -           -           -
Other income, net                                 7,133       9,519       4,534
Income before taxes                             132,198     119,516     116,908
Income taxes                                     49,500      44,400      42,800
Net income                                       82,698      75,116      74,108

Per-Share Data(1)
Net income                                   $     1.67  $     1.52  $     1.50
Cash dividends                                     1.07        1.03         .99
Stockholders' equity                              14.77       14.21       13.79

Financial Ratios
Current ratio                                       2.4         2.3         2.7
Net income as a percent of sales                    4.4%        4.2%        4.5%
Return on average stockholders' equity             11.6%       10.8%       11.0%
Dividends as a percent of current year earnings    64.1%       67.9%       66.3%
Long-term debt and other long-term liabilities as
   a percent of total capitalization                6.4%        7.3%        7.7%

Other Data
Net working capital                           $  357,528  $  313,243  $  357,759
Increase (decrease) in:
  Cash and cash equivalents                       42,766     (85,284)     27,617
  Short-term investments                          (2,197)     (3,736)     (5,551
Capital expenditures (including acquisitions)     42,518      82,171      49,789
   Depreciation and amortization                  60,548      62,097      53,816
Total assets                                   1,106,756   1,087,513   1,042,412
Long-term debt                                    26,863      28,418      28,359
Deferred income taxes                             78,814      84,289      92,654
Other long-term liabilities                       22,940      27,110      28,677
Stockholders' equity                             727,385     704,023     682,954
Weighted average number of shares outstanding
   (in thousands )(1)                             49,547      49,556      49,539
 Shareholders                                      7,034       7,262       7,554
Associates                                        22,000      22,200      20,100

Use of Total Revenues
   Salaries and wages                         $  565,859  $  572,163  $  502,709
Materials and supplies                           783,610     760,551     700,338
Other operating expenses                         347,600     299,977     273,330
      Restructuring expnse                             -           -           -
Taxes and licenses                               102,097      97,015      83,326
Dividends paid                                    53,042      51,041      49,105
Retained earnings                                 29,656      24,075      25,003
                                              $1,881,864  $1,804,822  $1,633,811


(1) Restated to reflect stock splits of 3 for 2 effective January 13, 1987, and 4 for 3 effective January 13, 1986.

                                                                         Page 78
                                                                      Exhibit 13



   1991       1990       1989       1988       1987       1986       1985

$1,164,181 $1,250,833 $1,183,666 $1,093,163 $1,032,145 $  968,308 $  887,340
   437,534    396,981    355,845    321,025    294,713    314,614    303,865
 1,601,715  1,647,814  1,539,511  1,414,188  1,326,858  1,282,922  1,191,205
   791,355    832,867    800,385    741,383    690,689    643,936    599,687
   240,376    219,673    198,262    179,793    159,019    170,571    167,381
   456,903    439,076    397,283    361,970    350,641    340,582    312,665
     3,834      3,864      4,963      4,234      4,149      3,999      3,376
    63,467          -          -          -          -          -          -
    (2,856     (3,381)    (9,400)    (6,414)   (10,030)    (3,507)    (3,565)
    48,636    155,715    148,018    133,222    132,390    127,341    111,661
    16,400     56,000     53,300     47,100     56,700     56,000     44,000
    32,236     99,715     94,718     86,122     75,690     71,341     67,661


$      .65 $     2.02 $     1.92 $     1.75 $     1.54 $     1.45 $     1.37
       .95        .90        .82        .73        .62        .54        .49
     13.33      13.68      12.44      11.33      10.31       9.39       8.48


       2.8        4.0        4.3        4.4        4.5        4.0        3.9
       2.0%       6.1%       6.2%       6.1%       5.7%       5.6%       5.7%
       4.8%      15.5%      16.2%      16.2%      15.6%      16.2%      17.1%
     146.2%      44.6%      42.6%      41.8%      40.2%      37.0%      35.3%

       7.5%       6.1%       5.9%       6.2%       6.2%       6.4%       3.9%


$  351,559 $  434,092 $  436,450 $  426,413 $  404,886 $  355,175 $  301,163

   (50,437)    23,433     14,612    (24,786)    16,318     63,315     20,267
    12,813    (27,247)   (19,633)    35,971      5,160          -          -
    90,229     82,932     66,491     55,394     45,258     53,968     47,679
    50,249     42,821     36,260     31,037     27,333     26,707     22,939
 1,012,000    962,136    887,836    825,345    760,318    710,376    617,726
    31,373     27,465     20,765     21,391     21,466     21,857      8,577
   100,308    100,791    102,798    104,460    104,033     97,783     79,673
    22,015     16,067     17,964     15,330     12,042      9,794      8,218
   660,567    675,444    612,668    558,160    508,219    462,907    417,958

    49,540     49,389     49,255     49,258     49,278     49,280     49,277
     7,996      8,248      8,459      8,851      9,164      9,326      8,406
    20,900     21,800     20,800     20,400     19,400     19,300     18,700


$  501,502 $  491,334 $ 465,522 $   428,325 $  399,968 $  378,993 $  340,026
   683,871    713,310   668,655     616,223    574,179    551,550    536,027
   258,919    246,288   219,270     201,478    188,414    194,215    174,538
    63,467          -         -           -          -          -          -
    59,889     97,167    91,346      82,040     88,607     86,823     72,953
    47,124     44,506    40,389      35,960     30,428     26,410     23,899
   (13,057)    55,209    54,329      50,162     45,262     44,931     43,762
$1,601,715 $1,647,814 $1,539,511 $1,414,188 $1,326,858 $1,282,922 $1,191,205

Page 79
                                                                      Exhibit 13


                  Directors, Officers, and Division Executives

Directors           D. Raymond Riddle     Chairman of the Board and Chief
                                               Executive Officer
                    John L. Clendenin     Chairman of the Strategic Planning and
                                               Finance Committee; Chairman of
                                               Board, President and Chief
                                               Executive Officer, BellSouth
                                               Corporation
                    Jesse Hill, Jr.       Chairman and Chief Executive Officer
                                               Atlanta Life Insurance Company
                    Robert M. Holder, Jr. Chairman of the Audit Committee;
                                               Chairman of the Board, Holder
                                               Corporation
                    Don W. Hubble         President and Chief Operating Officer
                    F. Ross Johnson       Chairman and Chief Executive Officer,
                                               RJM Group, Inc.
                    James C. Kennedy      Chairman and Chief Executive Officer,
                                               Cox Enterprises, Inc.
                    Donald R. Keough      Chairman of the Board, Allen & Company
                                               Incorporated
                    Bryan D. Langton      Chairman, Chief Executive Officer, and
                                               President, Holiday Inns, Inc.
                    David Levy            Executive Vice President,
                                               Administration and Counsel
                    Bernard Marcus        Chairman of the Board and Chief
                                               Executive Officer, The Home
                                               Depot, Inc.
                    John G. Medlin, Jr.   Chairman of the Executive Resource and
                                               Nominating Committee; Chairman,
                                               Wachovia Corporation
                    Dr. Betty L. Siegel   President, Kennesaw State College

Chairman Emeritus   Erwin Zaban           Retired Chairman of the Board

Associate Directors Gerald V. Gurbacki    President, National Linen Service
                    Harry Maziar          President, Zep Manufacturing Company
                    Jim H. McClung        President, Lithonia Lighting Company

Officers            D. Raymond Riddle     Chairman of the Board and Chief
                                               Executive Officer
                    Don W. Hubble         President and Chief Operating Officer
                    David Levy            Executive Vice President,
                                               Administration and Counsel
                    J. Robert Hipps       Senior Vice President, Finance
                    John A. Bostater      Vice President and Controller
                    Howard S. Kaplan      Vice President, Corporate Development
                    Melissa K. Meder      Vice President, Taxes
                    Kenyon W. Murphy      Secretary and Assistant Counsel
                    Walter H. Buce        Staff Vice President-Risk Management
                    F. Andrew Logue       Staff Vice President-Human Resources
                    Robert J. Mello       Staff Vice President-Auditing
                    Bruce E. Dunkley, Jr. Assistant Vice President and Assistant
                                               Controller-Financial Analysis
                    Helen D. Haines       Assistant Vice President and Assistant
                                               Controller-Financial Reporting
                    Carol Ellis Morgan    Assistant Vice President-Legal and
                                               Assistant Secretary
                    Donald A. Hundeby     Assistant Vice President-Employee
                                               Benefits
                    Margaret Shelfer      Assistant Vice President-Taxes
                    William E. Statton    Assistant Vice President-Claims
                                               Administration
                    W. Russell Watson     Assistant Treasurer

Division Executives Gerald V. Gurbacki    President, National Linen Service
                    Dennis Harris         President, North Bros. Co.
                    Lyons B. Joel, Jr.    President, Selig Chemical Industries
                    Harry Maziar          President, Zep Manufacturing Company
                    Jim H. McClung        President, Lithonia Lighting Company
                    J. Randolph Zook      President, Atlantic Envelope Company

                                                                         Page 80
                                                                      Exhibit 13
Executive Offices
NSI Center
1420 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-1000

Transfer Agent and Registrar
Wachovia Bank and Trust Company, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

Listing
New York Stock Exchange

Independent Public Accountants
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 658-1776

Annual Meeting
10:00 a.m., Wednesday, January 4, 1995
High Museum of Art
1280 Peachtree Street, N.E.
Atlanta, Georgia

Common Share Prices and Dividends per Share

                          Dividends
                        Price per Share     Paid
                      High        Low     per Share

1994
First Quarter       $26-1/8     $23-1/8     $.26
Second Quarter       28-3/8      23-1/8      .27
Third Quarter        28-1/4      24-3/4      .27
Fourth Quarter       27-1/2      25-3/8      .27

1993
First Quarter       $26-3/8     $23-5/8     $.25
Second Quarter       27-7/8      24-7/8      .26
Third Quarter        27          23-1/2      .26
Fourth Quarter       27          24-1/2      .26

The above common share prices are as quoted on the New York Stock Exchange. Ticker Symbol: NSI
The number of shareholders of record of the company's common stock as of September 29, 1994, was 7,034.