Form 10-K, Exhibit 13
period 1995-08-31
NATIONAL SERVICE INDUSTRIES INC
filed 1995-11-17
CIK 70538

Page 19
Exhibit 13

Consolidated Balance Sheets


                                                                                                              August 31
(In thousands, except share data)                                                                         1995        1994

Assets
Current Assets:
 Cash and cash equivalents ......................................................................... $   79,402  $  58,619
 Short-term investments ............................................................................      3,598      2,579
 Receivables, less reserves for doubtful accounts of  $6,467 in 1995 and $7,385 in 1994 ............    266,056    256,051
 Inventories, at the lower of cost (on a first-in, first-out basis) or market ......................    185,789    178,590
 Linens in service, net of amortization ............................................................     88,605     90,037
 Deferred income taxes .............................................................................     10,221      7,978
 Prepayments .......................................................................................      6,739      8,933
  Total Current Assets .............................................................................    640,410    602,787

Property, Plant, and Equipment, at cost:
 Land ..............................................................................................     31,016     32,237
 Buildings and leasehold improvements ..............................................................    192,023    186,929
 Machinery and equipment ...........................................................................    503,868    507,408
  Total Property, Plant, and Equipment .............................................................    726,907    726,574
 Less-Accumulated depreciation and amortization ....................................................    377,003    378,262
  Property, Plant, and Equipment-net ...............................................................    349,904    348,312

Other Assets:
 Goodwill and other intangibles ....................................................................    101,410    112,286
 Other .............................................................................................     39,622     37,876
  Total Other Assets ...............................................................................    141,032    150,162
   Total Assets .................................................................................... $1,131,346 $1,101,261


20/National Service Industries, Inc.

Page 20
Exhibit 13

Consolidated Balance Sheets (Continued)

                                                                                                             August 31
(In thousands, except share data)                                                                         1995        1994

Liabilities and Stockholders' Equity
Current Liabilities:
 Current maturities of long-term debt .............................................................. $       87 $      667
 Notes payable .....................................................................................      6,399      5,098
 Accounts payable ..................................................................................     81,524     81,969
 Accrued salaries, commissions, and bonuses ........................................................     43,944     42,624
 Current portion of self-insurance reserves ........................................................     16,276     16,727
 Other accrued liabilities .........................................................................     54,340     42,588
  Total Current Liabilities ........................................................................    202,570    189,673
Long-Term Debt, less current maturities ............................................................     26,776     26,863
Deferred Income Taxes ..............................................................................     65,756     73,319
Self-Insurance Reserves, less current portion ......................................................     67,830     61,081
Other Long-Term Liabilities ........................................................................     24,010     22,940

Stockholders' Equity:
 Series A participating preferred stock, $.05 stated value, 500,000 shares authorized, none issued
 Preferred stock, no par value, 500,000 shares authorized, none issued
 Common stock, $1 par value, 80,000,000 shares authorized, 57,918,978 shares issued in 1995 and 1994     57,919     57,919
 Paid-in capital ...................................................................................      8,065      7,684
 Retained earnings .................................................................................    746,256    705,504
                                                                                                        812,240    771,107
 Less-Treasury stock, at cost (9,609,261 shares in 1995 and 8,678,666 shares in 1994) ..............     67,836     43,722
  Total Stockholders' Equity .......................................................................    744,404    727,385
   Total Liabilities and Stockholders' Equity ...................................................... $1,131,346 $1,101,261

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                            National Service Industries, Inc./21

Page 21
Exhibit 13


Consolidated Statements of Income



                                                                                                    Years Ended August 31
(In thousands)                                                                            1995               1994               1993

Sales and Service Revenues:
 Net sales of products ....................................................         $1,424,180         $1,337,410         $1,257,906
 Service revenues .........................................................            546,447            544,454            546,916
  Total Revenues ..........................................................          1,970,627          1,881,864          1,804,822
Costs and Expenses:
 Cost of products sold ....................................................            908,869            875,055            832,264
 Cost of services .........................................................            299,687            286,519            281,551
 Selling and administrative expenses ......................................            601,754            577,291            557,011
 Interest expense .........................................................              3,820              3,668              4,961
 Other expense, net .......................................................              6,000              7,133              9,519
  Total Costs and Expenses ................................................          1,820,130          1,749,666          1,685,306
Income before Provision for Income Taxes ..................................            150,497            132,198            119,516
Provision for Income Taxes ................................................             56,400             49,500             44,400
Net Income ................................................................         $   94,097         $   82,698         $   75,116
Earnings per Share (in dollars) ...........................................         $     1.93         $     1.67         $     1.52
Weighted Average Number of Shares Outstanding .............................             48,696             49,547             49,556

The accompanying notes to consolidated financial statements are an integral part of these statements.

22/National Service Industries, Inc.

Page 22
Exhibit 13


Consolidated Statements of Stockholders' Equity


                                                                                    Common  Paid-in  Retained   Treasury
(In thousands, except per-share data)                                               Stock   Capital  Earnings   Stock     Total


Balance, August 31, 1992 .......................................................... $57,919 $ 6,313  $ 652,717  $(33,995) $ 682,954
 Treasury stock purchased(1) ......................................................    --      --         --        (837)      (837)
 Stock options exercised(2) .......................................................    --     1,003       --         241      1,244
 Adjustment of treasury stock issued in connection with acquisition(3) ............    --       (17)      --          (3)       (20)
 Net income .......................................................................    --      --       75,116      --       75,116
 Cash dividends of $1.03 per share paid on common stock ...........................    --      --      (51,041)     --      (51,041)
 Adjustment to recognize net increase in pension liability ........................    --      --         (411)     --         (411)
 Foreign currency translation adjustment ..........................................    --      --       (2,982)     --       (2,982)
Balance, August 31, 1993 ..........................................................  57,919   7,299    673,399   (34,594)   704,023
 Treasury stock purchased(4) ......................................................    --      --         --         (27)       (27)
 Stock options exercised(5) .......................................................    --       385       --          90        475
 Treasury stock acquired in connection with divestiture(6) ........................    --      --         --      (9,191)    (9,191)
 Net income .......................................................................    --      --       82,698      --       82,698
 Cash dividends of $1.07 per share paid on common stock ...........................    --      --      (53,042)     --      (53,042)
 Adjustment to recognize net decrease in pension liability ........................    --      --        2,203      --        2,203
 Foreign currency translation adjustment ..........................................    --      --          246      --          246
Balance, August 31, 1994 ..........................................................  57,919   7,684    705,504   (43,722)   727,385
 Treasury stock purchased(7) ......................................................    --      --         --     (24,127)   (24,127)
 Stock options exercised(8) .......................................................    --       380       --         148        528
 Adjustment of treasury stock issued in connection with acquisition(9) ............    --         1       --          (1)      --
 Adjustment of treasury stock acquired in connection with divestiture(10) .........    --      --         --        (134)      (134)
 Net income .......................................................................    --      --       94,097      --       94,097
 Cash dividends of $1.11 per share paid on common stock ...........................    --      --      (54,156)     --      (54,156)
 Adjustment to recognize net increase in pension liability ........................    --      --           (3)     --           (3)
 Foreign currency translation adjustment ..........................................    --      --          814      --          814
Balance, August 31, 1995 .......................................................... $57,919 $ 8,065  $ 746,256  $(67,836) $ 744,404

(1)34,100 shares.      (2)58,359 shares.      (3)723 shares.      (4)992 shares.      (5)21,705 shares.      (6)341,840 shares.
(7)949,178 shares.      (8)23,598 shares.     (9)39 shares.      (10)4,976 shares.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                            National Service Industries, Inc./23

Page 23
Exhibit 13


Consolidated Statements of Cash Flows


                                                                                                         Years Ended August 31
(In thousands)                                                                                     1995          1994          1993

Cash Provided by (Used for) Operating Activities
 Net income ..............................................................................    $  94,097     $  82,698     $  75,116
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization ..........................................................       57,130        60,548        62,097
  Provision for losses on accounts receivable ............................................        3,170         2,804         3,300
  Loss (gain) on the sale of property, plant, and equipment ..............................        1,138           (76)       (1,153)
  Gain on the sale of business ...........................................................       (5,726)       (2,249)       (1,379)
  Change in noncurrent deferred income taxes .............................................       (3,663)       (1,092)       (5,794)
  Change in assets and liabilities net of effect of acquisitions-
   Receivables ...........................................................................      (11,367)       (8,425)      (17,544)
   Inventories and linens in service, net ................................................       (8,522)      (23,095)      (22,722)
   Current deferred income taxes .........................................................       (2,243)       11,359        10,197
   Prepayments ...........................................................................        2,086         4,635        (4,076)
   Accounts payable and accrued liabilities ..............................................       11,945         5,796        (4,774)
    Net Cash Provided by Operating Activities ............................................      138,045       132,903        93,268

Cash Provided by (Used for) Investing Activities
 Change in short-term investments ........................................................       (1,019)        2,197         3,736
 Purchases of property, plant, and equipment .............................................      (58,768)      (42,517)      (35,513)
 Sale of property, plant, and equipment ..................................................        8,491         4,552         4,399
 Sale of business ........................................................................       14,044         2,395         2,558
 Acquisitions ............................................................................       (2,668)         (569)      (97,267)
  Change in other assets .................................................................       (4,848)           52        (7,140)
  Net Cash Used for Investing Activities .................................................    $ (44,768)    $ (33,890)    $(129,227)


24/National Service Industries, Inc.

Page 24
Exhibit 13

Consolidated Statements of Cash Flows (Continued)

                                                                                                         Years Ended August 31
(In thousands)                                                                                     1995          1994          1993

Cash Provided by (Used for) Financing Activities
 Repayment of long-term debt .............................................................    $    (667)    $  (2,680)    $  (2,521)
 Recovery of investment in tax benefits ..................................................        1,329         2,080         1,820
 Deferred income taxes from investment in tax benefits ...................................       (3,900)       (3,875)       (3,070)
 Issuance (purchase) of treasury stock, net ..............................................      (23,733)          448           407
 Change in self-insurance reserves and other long-term liabilities .......................        7,819           576         8,062
 Cash dividends paid .....................................................................      (54,156)      (53,042)      (51,041)
  Net Cash Used for Financing Activities .................................................      (73,308)      (56,493)      (46,343)
Effect of Exchange Rate Changes on Cash ..................................................          814           246        (2,982)

Net Change in Cash and Cash Equivalents ..................................................       20,783        42,766       (85,284)

Cash and Cash Equivalents at Beginning of Year ...........................................       58,619        15,853       101,137

Cash and Cash Equivalents at End of Year .................................................    $  79,402     $  58,619     $  15,853

Supplemental Cash Flow Information:
 Income taxes paid during the year .......................................................    $  34,614     $  41,584     $  35,620
 Interest paid during the year ...........................................................        3,671         4,030         5,925

Noncash Investing and Financing Activities:
 Noncash aspects of sale of business-
  Receivables assumed or incurred ........................................................    $  (3,003)    $    --       $    --
  Liabilities assumed (removed) ..........................................................        1,064        (2,442)         --
  Treasury stock acquired ................................................................         --          (9,191)         --

 Noncash aspects of acquisitions-
  Liabilities assumed or incurred ........................................................    $     468     $    --       $  31,594
  Treasury stock returned ................................................................           (1)         --             (20)

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                            National Service Industries, Inc./25

Page 25
Exhibit 13


Notes to Consolidated Financial Statements


NOTE 1:  Summary of Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the company and all subsidiaries after elimination of significant intercompany transactions and accounts.

Cash, Cash Equivalents, and Short-Term Investments
Cash in excess of daily requirements is invested in time deposits and marketable securities, consisting primarily of tax exempt variable rate demand notes, included in the balance sheets at market value. The company considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents. Investments purchased with a maturity of more than three months are considered short-term investments. The carrying amounts of short-term investments at August 31, 1995 and 1994 approximate fair value. At August 31, 1995, short-term investments consisted of preferred stocks. In accordance with the criteria specified by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these investments were classified as "available for sale."

Concentrations of Credit Risk
Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets into which the company's products and services are provided, as well as their dispersion across many different geographic areas. As a result, as of August 31, 1995, the company does not consider itself to have any significant concentrations of credit risk.

Inventories and Linens in Service
Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 1995 and 1994:

(In thousands)                                             1995             1994
Raw materials and supplies ...................         $ 87,470         $ 72,677
Work in progress .............................            9,879            9,918
Finished goods ...............................           88,440           95,995
                                                       $185,789         $178,590

Linens in service are recorded at cost and are amortized over their estimated useful lives of 15 to 60 months.

Goodwill and Other Intangibles
Goodwill of $3,460,000 was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($47,853,000 in 1995 and $47,102,000 in 1994) and other intangible assets are being amortized on a straight-line basis over various periods up to 40 years.

The company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of goodwill and other long-lived assets or whether the remaining balance of goodwill should be evaluated for possible impairment. The company uses an estimate of related undiscounted net income over the remaining life of goodwill in measuring whether the goodwill is recoverable.

Depreciation
For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (20 to 45 years for buildings and 3 to 16 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

Foreign Currency Translation
The functional currency for the company's foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable income taxes, resulting from the translation are included in retained earnings and are excluded from net income.

Gains or losses resulting from foreign currency transactions are included in "Other expense, net" in the consolidated statements of income and amounted to a gain of $201,000 in 1995 and losses of $379,000 in 1994 and $863,000 in 1993.

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

26/National Service Industries, Inc.

Page 26
Exhibit 13

Notes to Consolidated Financial Statements (Continued)


Net pension expense (income) for 1995, 1994, and 1993 included the following components:

(In thousands)                                           1995     1994     1993
Service cost of benefits earned during the period .. $  2,648  $ 2,466  $ 2,652
Interest cost on projected benefit obligation ......    7,277    7,262    7,165
Return on plan assets ..............................  (12,178)  (1,929)  (8,198)
Net amortization of transition amounts .............    2,257   (8,215)  (1,217)
Net pension expense (income) ....................... $      4  $  (416) $   402

The following schedule reconciles the funded status of the plans as of June 1, 1995 and 1994, with amounts reported in the company's balance sheets at August 31, 1995 and 1994:


                                                               1995                        1994
                                                    Plan Assets    Accumulated   Plan Assets  Accumulated
                                                      Exceed         Benefit        Exceed      Benefit
                                                    Accumulated    Obligation    Accumulated  Obligation
                                                      Benefit        Exceeds        Benefit     Exceeds
(In thousands)                                       Obligation    Plan Assets    Obligation  Plan Assets


Actuarial present value of benefit obligations
 as of June 1:
 Vested ..........................................  $ (77,505)      $(3,879)     $ (76,845)     $(3,861)
 Nonvested .......................................     (6,585)          (90)        (6,036)         (77)
Accumulated benefit obligation ...................    (84,090)       (3,969)       (82,881)      (3,938)
Effect of projected salary increases .............     (6,295)       (1,731)        (5,787)      (1,523)
Total projected benefit obligation ...............    (90,385)       (5,700)       (88,668)      (5,461)
Fair value of plan assets ........................    113,510          --          106,031         --
Plan assets greater (less) than projected
benefit obligation ...............................     23,125        (5,700)        17,363       (5,461)
Unrecognized transition (asset) liability ........    (10,777)           86        (12,087)          98
Unrecognized prior service cost obligation .......      2,847         2,262          3,058        2,514
Unrecognized net loss (gain) .....................     13,549          (755)        16,814         (744)
Adjustment required to recognize minimum liability       --            (426)          --           (515)
Prepaid(accrued) pension expense at August 31 ....  $  28,744       $(4,533)     $  25,148      $(4,108)

The discount rate used to determine the projected benefit obligation is 8 percent. The assumed growth rate of compensation is 5.5 percent. The expected long-term rate of return on plan assets is 9.5 percent.


The company also has profit sharing and 401(k) plans to which both employees and the company contribute. At August 31, 1995, assets of the 401(k) plans included shares of the company's common stock with a market value of approximately $6,303,000. The company's cost of these plans was $3,810,000 in 1995, $3,133,000 in 1994, and $3,031,000 in 1993.

Postretirement Healthcare and Life Insurance Benefits
The company's retiree medical plans are financed entirely by retiree contributions; therefore, the company has no liability in connection with them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not significant.

Postemployment Benefits
During fiscal 1995, the company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," requiring the accrual of the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. The accrual, which is not material, relates primarily to severance agreements and the liability for life insurance coverage for certain eligible employees.

Self Insurance
It is the policy of the company to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. A provision for claims under the self-insured program is recorded based on the company's estimate of the aggregate liability for claims incurred.

Reclassifications
Certain amounts in the 1994 and 1993 financial statements and notes have been reclassified to conform with the 1995 presentation.

NOTE 2: Long-Term Debt and Lines of Credit

Long-term debt at August 31, 1995 and 1994, consisted of the following:

(In thousands)                                                             1995     1994

7.0% to 13.0% mortgage notes, payable in installments through 2000
 (secured in part by property, plant, and equipment having a net book
  value of $1,169,000 at August 31, 1995) ...........................   $   244   $   671
2.55% to 6.625% other notes, payable in installments to 2021 ........    26,619    26,859
                                                                         26,863    27,530
Less-Amounts payable within one year included in current liabilities         87       667
                                                                        $26,776   $26,863

                                             National Service Industries, Inc/27

Page 27
Exhibit 13

Notes to Consolidated Financial Statements (Continued)

The annual maturities of long-term debt are as follows:

(In thousands)                                                            Amount
Year Ending August 31
1996 ...................................................                 $    87
1997 ...................................................                      54
1998 ...................................................                   5,501
1999 ...................................................                      25
2000 ...................................................                      28
Later years ............................................                  21,168
                                                                         $26,863

The company has complimentary lines of credit totaling $152,000,000, of which $110,000,000 has been provided domestically and $42,000,000 is available on a multi-currency basis primarily from a European bank. At August 31, 1995, the company had foreign currency short-term bank borrowings equivalent to $6,399,000 at an average interest rate of 6.8%.

Under one of the domestic lines of credit, up to $40,000,000 may be used for letters of credit. At August 31, 1995, $17,966,000 in letters of credit associated with the company's insurance program (Note 1) were outstanding and $22,034,000 was available under the line of credit.

Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the company for bank loans with similar terms and average maturities.

NOTE 3: Common Stock and Related Matters

The company has a shareholder rights plan under which one preferred stock purchase right is presently attached to and trades with each outstanding share of the company's common stock.

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

The company has 1,000,000 shares of preferred stock authorized, 500,000 of which have been reserved for issuance under the shareholder rights plan. No shares of preferred stock had been issued at August 31, 1995.

In 1990, the stockholders approved the National Service Industries, Inc. Long-Term Incentive Program for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under the program. The employee stock options granted under the program become exercisable in four equal annual installments beginning one year from the date of the grant.

In 1993, the stockholders approved the National Service Industries, Inc. 1992 Nonemployee Directors' Stock Option Plan under which a maximum of 100,000 shares were reserved for issuance. The shares become exercisable one year from the date of the grant.

Under both plans, the options outstanding at August 31, 1995, expire ten years from the date of the grant and have an exercise price equal to the fair market value on the date of the grant.

Stock option transactions for the stock option plans and stock option agreements during the years ended August 31, 1995, 1994, and 1993 were as follows:

                                                    1995            1994             1993

Options outstanding at September 1 .....         820,752         680,139          473,415
Granted ................................         325,400         214,700          365,900
Exercised ..............................          23,598          21,705           58,359
Canceled ...............................          33,781          52,382          100,817
Options outstanding at August 31 .......       1,088,773         820,752          680,139
Option price range at August 31 ........   $19.75-$29.00   $19.75-$29.00    $19.75-$29.00
Options exercisable at August 31 .......         513,665         316,024          176,625
Options available for grant at August 31         657,565         949,184        1,111,502

Potential dilution of earnings per share applicable to these stock options is not significant.

28/National Service Industries, Inc.

Page 28
Exhibit 13

Notes to Consolidated Financial Statements (Continued)

NOTE 4: Leases

The company leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 1995, are as follows:

(In thousands) Amount
Year Ending August 31
1996 ...................................................                  $9,298
1997 ...................................................                   7,290
1998 ...................................................                   5,376
1999 ...................................................                   3,946
2000 ...................................................                   2,538
Later years ............................................                   6,826
Total minimum lease payments ...........................                 $35,274

Total rent expense was $11,607,000 in 1995, $10,585,000 in 1994, and $11,230,000
in 1993.

NOTE 5: Quarterly Financial Data (Unaudited)

                               Sales and                Income
(In thousands, except            Service      Gross     before       Net      Earnings
earnings per share)             Revenues     Profit      Taxes      Income   per Share
1995
1st Quarter .................   $480,984   $185,951   $ 33,735    $ 21,114     $ .43
2nd Quarter .................    465,810    174,793     28,031      17,578       .36
3rd Quarter .................    505,798    196,903     41,064      25,627       .53
4th Quarter .................    518,035    204,424     47,667      29,778       .62

1994
1st Quarter .................   $459,900   $175,584   $ 30,803    $ 19,172     $ .39
2nd Quarter .................    439,337    166,082     26,149      16,273       .33
3rd Quarter .................    481,001    187,031     36,849      22,928       .46
4th Quarter .................    501,626    191,593     38,397      24,325       .49

NOTE 6: Income Taxes

Income taxes are reconciled with the Federal statutory rate as follows:

(In thousands)                                     1995        1994        1993
Federal income tax computed at statutory rate  $ 52,674   $ 46,269     $ 41,433
Increase (decrease) in taxes:
 State income tax, net of Federal
  income tax benefit .......................      4,308       4,693       4,230
 Other, net ................................       (582)     (1,462)     (1,263)
                                               $ 56,400    $ 49,500    $ 44,400


Provisions for income taxes include state income and franchise taxes of $6,628,000 in 1995, $7,220,000 in 1994, and $6,478,000 in 1993.

The following summarizes the components of income tax expense:

(In thousands)                                     1995        1994        1993
Provision for current taxes ................   $ 62,549    $ 47,473    $ 41,710
Provision (credit) for deferred taxes:
 Current-
  Tax effect of linen book amortization
    less than tax amortization .............      6,996       3,339       9,877
  Insurance costs ..........................     (5,386)     (1,745)     (3,452)
  Other temporary differences ..............     (4,096)      1,525       2,059
 Noncurrent-
  Other (primarily tax effect of differences
    between book depreciation and
    tax depreciation on fixed assets) ......     (3,663)     (1,092)     (5,794)
                                               $ 56,400    $ 49,500    $ 44,400

                                            National Service Industries, Inc./29

Page 29
Exhibit 13

Notes to Consolidated Financial Statements (Continued)

Components of net deferred income tax liability at August 31, 1995 and 1994 include:

(In thousands)                                           1995              1994
Deferred income taxes:
 Noncurrent-
  Depreciation .............................         $ 45,125          $ 43,443
  Safe harbor lease ........................           43,303            47,203
  Self insurance ...........................          (26,623)          (22,804)
  Foreign loss carryforwards ...............           (4,414)           (4,292)
  Pension ..................................            7,522             7,614
  Deferred compensation ....................           (3,706)           (3,876)
  Other liabilities ........................            4,549             6,031
                                                       65,756            73,319
 Current-
  Amortization of linens ...................           11,933             4,937
  Self insurance ...........................           (7,928)           (6,044)
  Bonuses ..................................           (5,145)           (5,701)
  Other assets .............................          (13,729)           (9,123)
  Other liabilities ........................            4,648             7,953
                                                      (10,221)           (7,978)
Net deferred tax liability .................         $ 55,535          $ 65,341

At August 31, 1995, the company had foreign net operating loss carryforwards of $14,942,000 expiring in fiscal years 1996 through 2001.

Current income taxes payable were $11,257,000 and $7,370,000 at August 31, 1995 and 1994, respectively.

NOTE 7: Divestitures and Acquisitions

During 1995, the company divested several unprofitable businesses, primarily in the Textile Rental division, generating cash of $14,044,000.

In May, 1995, the company acquired the assets of Infranor Canada Inc., a Canadian lighting products manufacturer based in Saint-Hyacinthe, Quebec. The operating results of this acquisition were included in the Lighting Equipment segment for the fourth quarter of fiscal 1995. Full-year acquisition spending of $2.7 million also included several small purchases for the Textile Rental segment.

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

Effective September 30, 1992, the company acquired Graham International, a privately held European specialty chemical business. Graham manufactures in the Netherlands for industrial and institutional specialty chemical markets in France, Italy, Belgium, the Netherlands, and Switzerland. Graham became a part of Zep Manufacturing Company and the Chemical segment. Also in September, 1992, the Chemical division acquired Kleen Canada, Inc., a Canadian manufacturer of specialty chemicals. The operating results of Graham and Kleen were included in the Chemical segment beginning in October, 1992. These and several small acquisitions, all of which were accounted for by the purchase method, brought total 1993 acquisition spending to $97 million.

NOTE 8: Business Segment Information

                                                                Depreciation    Capital
                       Sales and                                     and      Expenditures
                       Service       Operating    Identifiable  Amortization   Including
(In thousands)         Revenues     Profit(Loss)     Assets        Expense    Acquisitions
1995
Lighting Equipment   $   851,363   $    61,313    $   340,187   $    14,205   $    23,098
Textile Rental ...       546,447        51,016        422,108        30,787        28,144
Chemical .........       352,670        35,227        169,376         6,711         4,527
Other ............       220,147        14,351         83,400         3,827         4,120
                       1,970,627       161,907      1,015,071        55,530        59,889
Corporate(1) .....                      (7,590)       116,275         1,600            21
Interest Expense .                      (3,820)
Total ............   $ 1,970,627   $   150,497    $ 1,131,346   $    57,130   $    59,910
                                                                                     1994
Lighting Equipment   $   763,592   $    50,092    $   323,335   $    15,460   $    13,183
Textile Rental ...       544,454        48,840        432,994        31,656        20,986
Chemical .........       332,298        35,368        168,956         6,392         5,315
Other ............       241,520         8,822         75,580         5,792         2,695
                       1,881,864       143,122      1,000,865        59,300        42,179
Corporate(1) .....                      (7,256)       100,396         1,248           339
Interest Expense .                      (3,668)
Total ............   $ 1,881,864   $   132,198    $ 1,101,261   $    60,548   $    42,518
                                                                                     1993
Lighting Equipment   $   691,946   $    38,623    $   298,575   $    16,823   $    10,193
Textile Rental ...       546,916        49,096        433,408        31,134        55,015
Chemical .........       318,098        33,280        173,354         6,499        12,743
Other ............       247,862        10,275        104,892         6,357         4,048
                       1,804,822       131,274      1,010,229        60,813        81,999
Corporate(1) .....                      (6,797)        71,281         1,284           172
Interest Expense .                      (4,961)
Total ............   $ 1,804,822   $   119,516    $ 1,081,510   $    62,097   $    82,171

(1)Operating profit (loss) includes income on short-term investments.

30/National Service Industries, Inc.

Page 30
Exhibit 13


                              Report of Management


The management of National Service Industries, Inc. is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with generally accepted accounting principles, using informed judgements and estimates where appropriate. The information in other sections of this report is consistent with the financial statements. The company maintains a system of internal controls and accounting policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The audit committee of the Board of Directors, composed entirely of outside directors, is responsible for monitoring the company's accounting and reporting practices. The audit committee meets regularly with management, the internal auditors, and the independent accountants to review the work of each and to assure that each performs its responsibilities. Both the internal auditors and Arthur Andersen LLP have unrestricted access to the audit committee allowing open discussion, without management's presence, on the quality of financial reporting and the adequacy of internal accounting controls.


/s/ D. Raymond Riddle
D. Raymond Riddle
Chairman and Chief Executive Officer


/s/ J. Robert Hipps
J. Robert Hipps
Senior Vice President, Finance

/s/ John A. Bostater
John A. Bostater
Vice President and Controller



                       Report of Independent Accountants


To the Stockholders of National Service Industries, Inc.:

We have audited the accompanying consolidated balance sheets of National Service Industries, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Service Industries, Inc. and subsidiaries as of August 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995 in conformity with generally accepted accounting principles.


                                                          /s/Arthur Andersen LLP
                                                          Arthur Andersen LLP
Atlanta, Georgia
October 20, 1995

                                            National Service Industries, Inc./31

Page 31
Exhibit 13

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


Financial Condition

National Service  Industries'  balance sheet strengthened  during the year ended
August 31, 1995. Net working capital increased to $437.8 million from $413.1 million at August 31, 1994, and the current ratio was 3.2, the same as at last year end. Cash and short-term investments climbed to $83.0 million from $61.2 million at the prior year end. During 1995, the company invested $61.4 million in capital expenditures and acquisitions. Long-term liabilities were 13.7 percent of total capitalization at August 31, 1995 and 1994. Cash provided by operating activities increased to $138.0 million from $132.9 million in 1994 and $93.3 million in 1993. The improvement in 1995 resulted primarily from a lower rate of investment in inventories and linens in service and a decrease in prepayments. The improvement in 1994 was largely due to a reduced rate of investment in accounts receivable, a reduction of prepayments, and lower charges against insurance reserves due to improved claims experience. Capital expenditures, exclusive of acquisition spending, were $58.8 million in 1995, $42.5 million in 1994, and $35.5 million in 1993. During 1995, the Lighting Equipment division invested in manufacturing equipment replacements and improvements and the construction of its production facility in Monterrey, Mexico, which began production in the fourth quarter. Textile Rental division current-year expenditures included fleet upgrades, facility improvements, and information system enhancements. Prior-year spending was primarily the result of facilities and manufacturing process improvements in the Lighting Equipment division, facilities additions and information systems enhancements in the Chemical division, and wastewater compliance projects and fleet upgrades in the Textile Rental division.


Cash payments in connection with acquisitions totaled $2.7 million in 1995, $.6 million in 1994, and $97.3 million in 1993. In May, 1995 the company acquired the assets of Infranor Canada Inc., a Canadian lighting products manufacturer based in Saint-Hyacinthe, Quebec. The operating results of this acquisition were included in the Lighting Equipment segment for the fourth quarter of fiscal 1995. Full-year acquisition spending also included several small additions to the Textile Rental segment.

Effective September 1, 1992 the company acquired Initial Services Investments, Inc., an industrial uniform and dust control business known as Initial USA. Initial was included in the results of operations of National Uniform Service, a business unit of the Textile Rental division, for the entire 1993 fiscal year.

Effective September 30, 1992 the company acquired Graham International, a privately held European specialty chemical business. Graham manufactures in the Netherlands for industrial and institutional specialty chemical markets in France, Italy, Belgium, the Netherlands, and Switzerland. Graham became part of Zep Manufacturing Company and the Chemical segment. Also in September, 1992, the Chemical division acquired Kleen Canada, Inc., a Canadian manufacturer of specialty chemicals. The operating results of Graham and Kleen were included in the Chemical segment beginning in October, 1992.

In June, 1993 the Textile Rental division acquired the linen supply business of Heritage Linen Service, Inc. in Hickory, North Carolina.

In the current year, the company divested several unprofitable businesses, primarily in the Textile Rental division, generating cash of $14.0 million.

During 1995, the company spent $24.1 million on the repurchase of approximately 949,000 shares of its common stock.

Dividend payments totaled $54.2 million, or $1.11 per share, in 1995, $53.0 million, or $1.07 per share, in 1994, and $51.0 million, or $1.03 per share, in 1993. The fiscal 1995 dividend of $1.11 per share was a 3.7 percent increase.

For the periods presented, capital expenditures, working capital needs, dividends, acquisitions, and share repurchases were financed primarily with internally generated funds, supplemented by short-term borrowings in the European market. The Infranor and Initial acquisitions were cash transactions. The Graham acquisition in Europe was funded primarily through short-term debt financing, which was repaid during the remainder of the 1993 fiscal year. Contractual commitments for capital and acquisition spending for fiscal 1996 total $12.9 million. The company expects actual capital expenditures in 1996 to be somewhat higher than the 1995 level. Current liquid assets and internally generated funds are expected to be more than adequate to meet anticipated cash requirements for the next twelve months, although some interim borrowings might be incurred to meet short-term needs. The company has complimentary lines of credit totaling $152 million, of which $110 million has been provided domestically and $42 million is available on a multi-currency basis primarily from a European bank.

32/National Service Industries, Inc.

Page 32
Exhibit 13

               Management's Discussion and Analysis of Financial
                Condition and Results of Operations (Continued)

Results Of Operations

Revenues for the fiscal year ended August 31, 1995 totaled a record $1.97 billion, an increase of 4.7 percent from 1994's $1.88 billion, as a result of volume gains in the Lighting Equipment and Chemical divisions and pricing improvements in the Envelope division. Adjusted for the divestiture of the Marketing Services division, which contributed $32 million to 1994 sales, the sales gain was 6.5 percent. Fiscal 1994 revenues rose 4.3 percent from 1993's $1.80 billion due primarily to volume gains in the Lighting Equipment and Chemical segments.

Net income for fiscal 1995 grew 13.8 percent to $94.1 million, or $1.93 per share. An average of 850,000 fewer shares was outstanding for the year. Fiscal 1994 net income advanced 10.1 percent to $82.7 million, or $1.67 per share.

The Lighting Equipment division achieved all-time record fiscal year sales of $851 million, an 11.5 percent increase from 1994. Both the fluorescent and nonfluorescent operations benefited from increased U.S. construction activity. Revenues for 1994 grew 10.4 percent to $764 million from $692 million in 1993. Unit sales increases that began late in fiscal 1993 continued through 1994 and 1995 and accounted for the improvement in both years. Higher unit volumes more than compensated for higher product and selling costs, resulting in a 22.4 percent increase in operating profit to 7.2 percent of revenues, compared with
6.6 percent in 1994 and 5.6 percent in 1993. For 1994, profit improvements were largely the result of higher unit volumes and cost savings.

Textile Rental division revenues were $546 million in 1995, compared with $544 million in 1994 and $547 million in 1993. In both years pricing gains were offset by declining volumes, particularly in the hospital market. Operating income increased 4.5 percent to 9.3 percent of revenues, compared with 9.0 percent in both 1994 and 1993. The improvement was due to reduced labor and workers' compensation costs and expenses eliminated through plant divestitures. Merchandise costs as a percentage of revenues grew slightly in 1994, while administrative expenses declined.

The Chemical division achieved a 1995 revenue increase of 6.1 percent to $353 million from $332 million in 1994. Revenues for 1994 rose 4.5 percent from $318 million in 1993. Gains in both years resulted from higher unit volumes, predominantly in domestic operations. Operating profit was 10.0 percent of revenues in 1995, down from 10.6 percent in 1994 and 10.5 percent in 1993. The decline in 1995 resulted from the division's increased investment in recruiting and training sales representatives and because of increases in some raw material costs. In 1994, European and Canadian operating margins, although improved, fell short of those achieved in the U.S.

The Insulation Service and Envelope businesses combined for a 5.1 percent sales increase. Revenues were $220 million in 1995, down from $242 million in 1994 and $248 million in 1993 as a result of the divestiture of Marketing Services. Operating profit increased to $14.4 million from $8.8 million in 1994 and $10.3 million in 1993. The 1995 profit gain was due primarily to margin improvements on pricing gains. In both prior years, reduced volumes and pricing pressures experienced by the Insulation and Marketing Services divisions more than offset improvements in the Envelope division.

Effective August 31, 1994, the company sold its Marketing Services division. A small gain resulted from the transaction as the company received approximately 342,000 of its common shares in return for those assets transferred to the purchasers. The division had sales of $32 million in 1994 and an immaterial operating loss.

Corporate income declined in 1995 mainly because of accruals for higher business taxes. During 1995, the company benefited from higher levels of short-term investments at improved interest rates. Income in 1994 was influenced primarily by lower short-term investment levels and lower interest rates. Foreign currency exchange rate fluctuations were favorable in 1995, compared with unfavorable results in 1994 and 1993. Interest expense increased only slightly in 1995. For 1994 interest expense was less than in 1993 due to reductions in acquisition-related debt.

Consolidated income before taxes grew 13.8 percent in 1995 compared with 10.6 percent in 1994. Net income for 1995 also increased 13.8 percent. The improvement in 1994 net income was reduced to 10.1 percent due to a higher tax rate. The provision for income taxes was 37.5 percent of pretax income in 1995, compared with 37.4 percent in 1994 and 37.1 percent in 1993. Changes in the year-to-year effective rates also result from variations in the relative amounts of tax exempt income.

Outlook

Fiscal 1995 brought strong operating results as NSI benefited from sales gains in its three core businesses. The 15 percent increase in earnings per share exceeded expectations. The company enters 1996 confident in posting its first $2 billion year in sales and achieving all-time record earnings.

                                            National Service Industries, Inc./33

Page 33
Exhibit 13


Ten-Year Financial Summary


(Dollar amounts in thousands, except per-share data)

                             1995       1994       1993      1992        1991       1990       1989       1988       1987      1986

Operating Results
Net sales of products  $1,424,180 $1,337,410 $1,257,906 $1,189,684 $1,164,181 $1,250,833 $1,183,666 $1,093,163 $1,032,145 $ 968,308
Service revenues .....    546,447    544,454    546,916    444,127    437,534    396,981    355,845    321,025    294,713   314,614
 Total revenues ......  1,970,627  1,881,864  1,804,822  1,633,811  1,601,715  1,647,814  1,539,511  1,414,188  1,326,858 1,282,922
Cost of products sold.    908,869    875,055    832,264    810,552    791,355    832,867    800,385    741,383    690,689   643,936
Cost of services .....    299,687    286,519    281,551    236,474    240,376    219,673    198,262    179,793    159,019   170,571
Selling and
 administrative expenses  601,754    577,291    557,011    462,653    456,903    439,076    397,283    361,970    350,641   340,582
Interest expense .....      3,820      3,668      4,961      2,690      3,834      3,864      4,963      4,234      4,149     3,999
Restructuring expense        --         --         --         --       63,467       --         --         --         --        --
Other income, net ....      6,000      7,133      9,519      4,534     (2,856)    (3,381)    (9,400)    (6,414)   (10,030)   (3,507)
Income before taxes ..    150,497    132,198    119,516    116,908     48,636    155,715    148,018    133,222    132,390   127,341
Income taxes .........     56,400     49,500     44,400     42,800     16,400     56,000     53,300     47,100     56,700    56,000
Net income ...........     94,097     82,698     75,116     74,108     32,236     99,715     94,718     86,122     75,690    71,341

Per-Share Data(1)
Net income ........... $     1.93 $     1.67 $     1.52 $     1.50 $      .65 $     2.02 $     1.92 $     1.75 $     1.54 $    1.45
Cash dividends .......       1.11       1.07       1.03        .99        .95        .90        .82        .73        .62       .54
Stockholders' equity .      15.41      14.77      14.21      13.79      13.33      13.68      12.44      11.33      10.31      9.39

Financial Ratios
Current ratio(2) .....       3.2        3.2        2.9        3.5        3.4        4.5        4.8        5.0        5.1       4.6
Net income as a
 percent of sales ....       4.8%       4.4%       4.2%       4.5%       2.0%       6.1%       6.2%       6.1%       5.7%      5.6%
Return on average
 stockholders' equity(2)    13.0%      11.6%      10.9%      11.1%       4.8%      15.6%      16.3%      16.3%      15.7%     16.3%
Dividends as a percent of
 current-year earnings      57.6%      64.1%      67.9%      66.3%     146.2%      44.6%      42.6%      41.8%      40.2%     37.0%
Long-term debt and other
 long-term liabilities as
 a percent of total
 capitalization(2)....      13.7%      13.7%      13.7%      13.3%      12.2%       8.0%       8.1%       8.5%       8.5%      9.3%



34/National Service Industries, Inc.

Page 34
Exhibit 13

Ten-Year Financial Summary (Continued)

(Dollar amounts in thousands, except per-share data)

                             1995       1994       1993      1992        1991       1990       1989       1988       1987      1986

Other Data
Net working capital(2) $  437,840 $  413,114 $  363,575 $  399,893 $  386,306 $  447,800 $  450,185 $  439,990 $  416,801 $ 369,111
Increase (decrease) in:
 Cash and cash equivalents 20,783     42,766    (85,284)    27,617    (50,437)    23,433     14,612    (24,786)    16,318    63,315
 Short-term investments     1,019     (2,197)    (3,736)    (5,551     12,813    (27,247)   (19,633)    35,971      5,160      --
Capital expenditures
(including acquisitions)   59,910     42,508     82,171     49,789     90,229     82,932     66,491     55,394     45,258    53,968
Depreciation and
amortization .........     57,130     60,548     62,097     53,816     50,249     42,821     36,260     31,037     27,333    26,707
Total assets(2) ......  1,131,346  1,101,261  1,081,510  1,036,908  1,008,319    960,622    886,358    823,906    758,659   708,367
Long-term debt .......     26,776     26,863     28,418     28,359     31,373     27,465     20,765     21,391     21,466    21,857
Deferred income taxes(2)   65,756     73,319     78,286     87,150     96,627     99,277    101,320    103,021    102,374    95,774
Self-insurance reserves(2) 67,830     61,081     56,335     47,638     38,428     15,222     15,213     15,016     13,574    15,945
Other long-term
 liabilities ..........    24,010     22,940     27,110     28,677     22,015     16,067     17,964     15,330     12,042     9,794
Stockholders' equity ..   744,404    727,385    704,023    682,954    660,567    675,444    612,668    558,160    508,219   462,907
Weighted average number
 of shares outstanding
 (in thousands)(1).....    48,696     49,547     49,556     49,539     49,540     49,389     49,255     49,258     49,278    49,280
Shareholders ..........     6,655      7,034      7,262      7,554      7,996      8,248      8,459      8,851      9,164     9,326
Employees .............    21,100     22,000     22,200     20,100      0,900     21,800     20,800     20,400     19,400    19,300

Use of Total Revenues
Salaries and wages ....$  568,616 $  565,859 $  572,163 $  502,709 $  501,502 $  491,334 $  465,522 $  428,325 $  399,968 $ 378,993
Materials and supplies    832,668    783,610    760,551    700,338    683,871    713,310    668,655    616,223    574,179   551,550
Other operating expenses  364,849    347,600    299,977    273,330    258,919    246,288    219,270    201,478    188,414   194,215
Restructuring expense .      --         --         --         --       63,467       --         --         --        --         --
Taxes and licenses ....   110,397    102,097     97,015     83,326     59,889     97,167     91,346     82,040     88,607    86,823
Dividends paid ........    54,156     53,042     51,041     49,105     47,124     44,506     40,389     35,960     30,428    26,410
Retained earnings .....    39,941     29,656     24,075     25,003    (13,057)     5,209     54,329     50,162     45,262    44,931
                       $1,970,627 $1,881,864 $1,804,822 $1,633,811 $1,601,715 $1,647,814 $1,539,511 $1,414,188 $1,326,858$1,282,922

(1) Restated to reflect stock splits of 3 for 2 effective January 13, 1987, and 4 for 3 effective January 13, 1986.
(2) Prior-year amounts have been restated to conform to current-year presentation.


                                            National Service Industries, Inc./35

Page 35
Exhibit 13

Shareholder Information

Executive Offices
NSI Center
1420 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-1000

Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

Independent Accountants
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 658-1776

Annual Meeting
10:00 a.m., Wednesday, January 3, 1996
High Museum of Art
1280 Peachtree Street, N.E.
Atlanta, Georgia 30309

Listing
New York Stock Exchange. Ticker Symbol: NSI.

Shareholders of Record
The number of shareholders of record holding NSI common stock was 6,655 as of September 29, 1995.

Reports Available to Stockholders
Copies of the following company reports may be obtained, without charge: 1995 Annual Report to the Securities and Exchange Commission, filed on Form 10-K; and Quarterly Reports to the Securities and Exchange Commission, filed on Form 10-Q.

Requests should be directed to:
National Service Industries, Inc.
Attention: Investor Relations
1420 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-1216

Dividend Reinvestment Plan
An automatic dividend reinvestment plan is available to all stockholders of record. Common dividends can be automatically reinvested in NSI common stock. Participants also may add cash for the purchase of additional shares.

Any stockholder who would like to enroll in the plan should contact NSI's Stock Transfer and Recordkeeping Agent. Participants who have questions regarding their dividend reinvestment accounts should contact:
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

Common Share Prices and Dividends per Share

                                              Price per Share          Dividends
                                                                        Paid per
                                            High            Low           Share

1995
First Quarter .....................        $27-3/8         $25-3/8         $ .27
Second Quarter ....................         27-3/8          24-7/8           .28
Third Quarter .....................         29-1/8          26               .28
Fourth Quarter ....................         30-5/8          28-1/8           .28

1994
First Quarter .....................        $26-1/8         $23-1/8         $ .26
Second Quarter ....................         28-3/8          23-1/8           .27
Third Quarter .....................         28-1/4          24-3/4           .27
Fourth Quarter ....................         27-1/2          25-3/8           .27

The above common share prices are as quoted on the New York Stock Exchange.



Uretek Method(R) (p. 18) is a registered trademark of Uretek USA, Inc.

All other trademarks and service marks referenced in the text of this annual report are owned by National Service Industries, Inc., or its subsidiaries.