Form 10-K, Exhibit 13
period 1996-08-31
NATIONAL SERVICE INDUSTRIES INC
filed 1996-11-26
CIK 70538

Page 58
Exhibit 13


                          Consolidated Balance Sheets
                       National Service Industries, Inc.


                                                                                                                      August 31
(In thousands, except share data)                                                                                 1996         1995

Assets
Current Assets:
        Cash and cash equivalents ........................................................................   $   58,662   $   79,402
        Short-term investments ...........................................................................          551        3,598
        Receivables, less reserves for doubtful accounts of $5,807 in 1996 and $6,467 in 1995 ............      269,971      266,056
        Inventories, at the lower of cost (on a first-in, first-out basis) or market .....................      169,813      185,789
        Linens in service, net of amortization ...........................................................       97,710       88,605
        Deferred income taxes ............................................................................        2,152       10,221
        Prepayments ......................................................................................        7,522        6,739
                Total Current Assets .....................................................................      606,381      640,410

Property, Plant, and Equipment, at cost:
        Land .............................................................................................       29,062       31,016
        Buildings and leasehold improvements .............................................................      194,219      192,023
        Machinery and equipment ..........................................................................      542,056      503,868
                Total Property, Plant, and Equipment .....................................................      765,337      726,907
        Less-Accumulated depreciation and amortization ...................................................      407,941      377,003
                Property, Plant, and Equipment-net .......................................................      357,396      349,904

Other Assets:
        Goodwill and other intangibles ...................................................................       89,427      101,410
        Other ............................................................................................       41,442       39,622
                Total Other Assets .......................................................................      130,869      141,032
                        Total Assets .....................................................................   $1,094,646   $1,131,346

18

                                                                         Page 59
                                                                      Exhibit 13

                     Consolidated Balance Sheets (continued)
                        National Service Industries, Inc.


                                                                                                                      August 31
(In thousands, except share data)                                                                                 1996         1995

Liabilities and Stockholders' Equity
Current Liabilities:
        Current maturities of long-term debt .............................................................   $       46   $       87
        Notes payable ....................................................................................        6,696        6,399
        Accounts payable .................................................................................       79,851       81,524
        Accrued salaries, commissions, and bonuses .......................................................       42,788       43,944
        Current portion of self-insurance reserves .......................................................       15,396       16,276
        Other accrued liabilities ........................................................................       52,649       54,340
                Total Current Liabilities ................................................................      197,426      202,570
Long-Term Debt, less current maturities ..................................................................       24,920       26,776
Deferred Income Taxes ....................................................................................       63,347       65,756
Self-Insurance Reserves, less current portion ............................................................       63,369       67,830
Other Long-Term Liabilities ..............................................................................       27,576       24,010
Commitments and Contingencies (Note 4)

Stockholders' Equity:
        Series A participating preferred stock, $.05 stated value, 500,000 shares authorized, none issued
        Preferred stock, no par value, 500,000 shares authorized, none issued
        Common stock, $1 par value, 80,000,000 shares authorized, 57,918,978 shares issued in 1996 and 1995      57,919       57,919
        Paid-in capital ..................................................................................       11,021        8,065
        Retained earnings ................................................................................      791,367      746,256
                                                                                                                860,307      812,240
Less-Treasury stock, at cost (11,447,036 shares in 1996 and 9,609,261 shares in 1995).....................      142,299       67,836
                Total Stockholders' Equity ...............................................................      718,008      744,404
                        Total Liabilities and Stockholders' Equity .......................................   $1,094,646   $1,131,346

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Page 60
Exhibit 13


                       Consolidated Statements of Income
                        National Service Industries, Inc.

                                                                                                Years Ended August 31
(In thousands, except per-share data)                                               1996                 1995                 1994

Sales and Service Revenues:
        Net sales of products .....................................           $ 1,482,937            $1,424,180           $1,337,410
        Service revenues ..........................................               530,625               546,447              544,454
                Total Revenues ....................................             2,013,562             1,970,627            1,881,864
Costs and Expenses:
        Cost of products sold .....................................               933,405               908,869              875,055
        Cost of services ..........................................               304,381               299,687              286,519
        Selling and administrative expenses .......................               616,513               601,143              576,463
        Interest expense, net .....................................                 1,565                 1,648                2,788
        Other (income) expense, net ...............................                (4,150)                8,783                8,841
                Total Costs and Expenses ..........................             1,851,714             1,820,130            1,749,666
Income before Provision for Income Taxes ..........................               161,848               150,497              132,198
Provision for Income Taxes ........................................                60,700                56,400               49,500
Net Income ........................................................           $   101,148            $   94,097           $   82,698
Earnings per Share ................................................           $      2.11            $     1.93           $     1.67
Weighted Average Number of Shares Outstanding .....................                47,941                48,696               49,547

The accompanying notes to consolidated financial statements are an integral part of these statements.

20

                                                                         Page 61
                                                                      Exhibit 13

                Consolidated Statements of Stockholders' Equity
                        National Service Industries, Inc.



                                                                         Common     Paid-in    Retained       Treasury
(In thousands, except per-share data)                                     Stock     Capital    Earnings        Stock         Total
Balance August 31, 1993 ..........................................       $57,919   $   7,299    $ 673,399    $ (34,594)   $ 704,023
    Treasury stock purchased(1) ..................................            --          --           --          (27)         (27)
    Stock options exercised(2) ...................................            --         385           --           90          475
    Treasury stock acquired in connection with divestiture(3) ....            --          --           --       (9,191)      (9,191)
    Net income ...................................................            --          --       82,698           --       82,698
    Cash dividends of $1.07 per share paid on common stock .......            --          --      (53,042)          --      (53,042)
    Adjustment to recognize net decrease in pension liability ....            --          --        2,203           --        2,203
    Foreign currency translation adjustment ......................            --          --           --          246          246
Balance August 31, 1994  .........................................        57,919       7,684      705,504      (43,722)     727,385
    Treasury stock purchased(4) ..................................            --          --           --      (24,127)     (24,127)
    Stock options exercised(5) ...................................            --         380           --          148          528
    Adjustment of treasury stock issued in connection with acquisition(6)     --           1           --           (1)        --
    Adjustment of treasury stock acquired in connection with divestiture(7)   --          --           --         (134)        (134)
    Net income ...................................................            --          --       94,097           --       94,097
    Cash dividends of $1.11 per share paid on common stock .......            --          --      (54,156)          --      (54,156)
    Adjustment to recognize net increase in pension liability ....            --          --           (3)          --           (3)
    Foreign currency translation adjustment ......................            --          --          814           --          814
Balance August 31, 1995 ..........................................        57,919       8,065      746,256      (67,836)     744,404
    Treasury stock purchased(8) ..................................            --          --           --      (75,223)     (75,223)
    Stock options exercised(9) ...................................            --       2,956           --          760        3,716
    Net income ...................................................            --          --      101,148           --      101,148
    Cash dividends of $1.15 per share paid on common stock .......            --          --      (55,272)          --      (55,272)
    Adjustment to recognize net increase in pension liability ....            --          --          (23)          --          (23)
    Foreign currency translation adjustment . ....................            --          --         (742)          --         (742)
Balance August 31, 1996 ..........................................       $57,919   $  11,021    $ 791,367    $(142,299)   $ 718,008

(1)992 shares.  (2)21,705 shares.  (3)  341,840 shares.  (4)949,178 shares.  (5)23,598 shares.
(6) 39 shares.  (7) 4,976 shares.  (8)2,000,000 shares.  (9)185,044 shares.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Page 62
Exhibit 13


                     Consolidated Statements of Cash Flows
                        National Service Industries, Inc.


                                                                                                        Years Ended August 31
(In thousands)                                                                                      1996        1995          1994
Cash Provided by (Used for) Operating Activities
        Net income ..........................................................................   $ 101,148    $  94,097    $  82,698
        Adjustments to reconcile net income to net cash provided by operating activities:
                Depreciation and amortization ...............................................      58,428       57,130       60,548
                Provision for losses on accounts receivable .................................       2,708        3,170        2,804
                (Gain) loss on the sale of property, plant, and equipment ...................      (1,652)       1,138          (76)
                Gain on the sale of businesses ..............................................      (7,579)      (5,726)      (2,249)
                Change in non-current deferred income taxes .................................       1,864       (3,663)      (1,092)
                Change in assets and liabilities net of effect of acquisitions-
                        Receivables .........................................................      (7,343)     (11,367)      (8,425)
                        Inventories and linens in service, net ..............................       5,308       (8,522)     (23,095)
                        Current deferred income taxes .......................................       8,069       (2,243)      11,359
                        Prepayments .........................................................        (940)       2,086        4,635
                        Accounts payable and accrued liabilities ............................      (6,117)      11,945        5,796
                        Changes in self-insurance reserves and other long-term liabilities ..        (895)       7,819          576
                                Net Cash Provided by Operating Activities ...................     152,999      145,864      133,479

Cash Provided by (Used for) Investing Activities
        Change in short-term investments ....................................................       3,047       (1,019)       2,197
        Purchases of property, plant, and equipment .........................................     (65,499)     (58,768)     (42,517)
        Sale of property, plant, and equipment ..............................................       9,105        8,491        4,552
        Sale of businesses ..................................................................      15,250       14,044        2,395
        Acquisitions ........................................................................        (600)      (2,668)        (569)
        Change in other assets ..............................................................      (3,071)      (4,848)          52
                Net Cash Used for Investing Activities ......................................   $ (41,768)   $ (44,768)   $ (33,890)

22

                                                                         Page 63
                                                                      Exhibit 13

                Consolidated Statements of Cash Flows (continued)
                        National Service Industries, Inc.


                                                                                                        Years Ended August 31
(In thousands)                                                                                      1996        1995          1994
Cash Provided by (Used for) Financing Activities
        Repayment of long-term debt .........................................................   $  (1,897)   $    (667)   $  (2,680)
        Recovery of investment in tax benefits ..............................................       1,720        1,329        2,080
        Deferred income taxes from investment in tax benefits ...............................      (4,273)      (3,900)      (3,875)
        (Purchase) issuance of treasury stock, net ..........................................     (71,507)     (23,733)         448
        Cash dividends paid .................................................................     (55,272)     (54,156)     (53,042)
                Net Cash Used for Financing Activities ......................................    (131,229)     (81,127)     (57,069)
Effect of Exchange Rate Changes on Cash .....................................................        (742)         814          246
Net Change in Cash and Cash Equivalents .....................................................     (20,740)      20,783       42,766
Cash and Cash Equivalents at Beginning of Year ..............................................      79,402       58,619       15,853
Cash and Cash Equivalents at End of Year ....................................................   $  58,662    $  79,402    $  58,619

Supplemental Cash Flow Information:
        Income taxes paid during the year ...................................................   $  58,974    $  50,630    $  41,584
        Interest paid during the year .......................................................       4,994        3,671        4,030

Noncash Investing and Financing Activities:
        Noncash aspects of sale of businesses-
                Receivables incurred ........................................................   $    (234)   $  (3,003)   $      --
                Liabilities assumed (removed) ...............................................       1,009        1,064       (2,442)
                Treasury stock acquired .....................................................          --           --       (9,191)

        Noncash aspects of acquisitions-
                Liabilities assumed or incurred .............................................   $       6    $     468    $      --
                Treasury stock returned .....................................................          --           (1)          --

The accompanying notes to consolidated financial statements are an integral part of these statements.

Page 64
Exhibit 13



                   Notes to Consolidated Financial Statements
                      National Service Industries, Inc.

NOTE 1.  Summary of Accounting Policies

Description of Business
The company has leadership positions in four business segments-Lighting Equipment, Textile Rental, Chemicals, and Envelopes. The Lighting Equipment segment produces a variety of fluorescent and non-fluorescent fixtures for markets throughout the United States, Canada, Mexico, and overseas. The Textile Rental segment provides linens, garments, and dust control products to healthcare, linen supply, and industrial customers principally in the United States. The Chemical segment produces maintenance, sanitation, and water treatment products for customers throughout the United States, Canada, Puerto Rico, and Western Europe. The Envelope segment produces business and specialty envelopes in the South and Southwest. The company's other business, which is being divested (Note 5), provides insulation products and services principally in the southeastern United States.

Principles of Consolidation
The consolidated financial statements include the accounts of the company and all subsidiaries after elimination of significant intercompany transactions and accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash,  Cash  Equivalents,  and  Short-Term  Investments
Cash in excess of daily requirements is invested in time deposits and marketable securities, consisting of taxable and tax exempt variable rate demand notes, included in the balance sheet at market value. The company considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents. Investments purchased with a maturity of more than three months are considered short-term investments. The carrying amounts of short-term investments at August 31, 1996 and 1995 approximate fair value. At August 31, 1996, short-term investments consisted of preferred stocks. In accordance with the criteria specified by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these investments were classified as "available for sale."

Concentrations of Credit Risk
Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets into which the company's products and services are provided, as well as their dispersion across many different geographic areas. As a result, as of August 31, 1996, the company does not consider itself to have any significant concentrations of credit risk.

Inventories and Linens in Service
Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 1996 and 1995:

(In thousands)                                                  1996       1995
Raw materials and supplies ...............................   $ 73,236   $ 87,470
Work in progress .........................................      9,679      9,879
Finished goods ...........................................     86,898     88,440
                                                             $169,813   $185,789

     Linens in service are recorded at cost and are amortized over their estimated useful lives of 15 to 60 months

Goodwill and Other Intangibles
Goodwill of $3,460,000 was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($45,029,000 in 1996 and $47,853,000 in 1995) and other intangible assets are being amortized on a straight-line basis over various periods up to 40 years.

     The company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of goodwill and other long-lived assets or whether the remaining balance of goodwill should be evaluated for possible impairment. The company uses an estimate of related undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

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

                                                                         Page 65
                                                                      Exhibit 13
             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


Foreign Currency Translation
The functional currency for the company's foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable income taxes, resulting from the translation are included in retained earnings and are excluded from net income.
     Gains or losses resulting from foreign currency transactions are included in "Other (income) expense, net" in the consolidated statements of income and amounted to gains of $249,000 in 1996 and $201,000 in 1995 and a loss of $379,000 in 1994.

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

     Net pension (income) expense for 1996, 1995, and 1994 included the following components:

(In thousands)                                       1996       1995      1994
Service cost of benefits earned during the period $  2,719   $  2,648   $ 2,466
Interest cost on projected benefit obligation ...    7,438      7,277     7,262
Return on plan assets ...........................  (28,255)   (12,178)   (1,929)
Net amortization and deferral ...................   17,383      2,257    (8,215)
Net pension (income) expense .................... $   (715)  $      4   $  (416)

     The following schedule reconciles the funded status of the plans as of June 1, 1996 and 1995, with amounts reported in the company's balance sheets at August 31, 1996 and 1995:

                                                                                 1996                          1995
                                                                           Plan       Accumulated       Plan        Accumulated
                                                                          Assets        Benefit         Assets         Benefit
                                                                          Exceed      Obligation        Exceed       Obligation
                                                                        Accumulated     Exceeds      Accumulated       Exceeds
                                                                          Benefit         Plan          Benefit         Plan
(In thousands)                                                          Obligation       Assets       Obligation       Assets
Actuarial present value of benefit obligations as of June 1:
        Vested .....................................................     $ (91,127)     $(3,784)       $ (77,505)     $(3,879)
        Nonvested ..................................................        (4,281)      (1,407)          (6,585)         (90)
Accumulated benefit obligation .....................................       (95,408)      (5,191)         (84,090)      (3,969)
Effect of projected salary increases ...............................        (7,431)      (1,640)          (6,295)      (1,731)
Total projected benefit obligation .................................      (102,839)      (6,831)         (90,385)      (5,700)
Fair value of plan assets ..........................................       134,426         --            113,510         --
Plan assets greater (less) than projected benefit obligation .......        31,587       (6,831)          23,125       (5,700)
Unrecognized transition (asset) liability ..........................        (9,475)          74          (10,777)          86
Unrecognized prior service cost obligation .........................         3,056        2,528            2,847        2,262
Unrecognized net loss (gain) .......................................         6,471         (371)          13,549         (755)
Adjustment required to recognize minimum liability .................          --           (918)            --           (426)
Prepaid (accrued) pension expense at August 31 .....................     $  31,639      $(5,518)       $  28,744      $(4,533)

     For all periods presented, the discount rate used to determine the projected benefit obligation is 8 percent, the assumed growth rate of compensation is 5.5 percent, and the expected long-term rate of return on plan assets is 9.5 percent. During 1996, the company implemented the widely used, more conservative GA83 mortality table.

     The company also has profit sharing and 401(k) plans to which both employees and the company contribute. At August 31, 1996, assets of the 401(k) plans included shares of the company's common stock with a market value of approximately $11,412,000. The company's cost of these plans was $4,595,000 in 1996, $3,810,000 in 1995, and $3,133,000 in 1994.

Page 66
Exhibit 13

             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.

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

Interest Expense, Net
Interest expense, net is comprised primarily of interest expense on long-term debt and short-term line of credit borrowings and interest income on cash, cash equivalents, and short-term investments.

Other (Income) Expense, Net
Other (income) expense, net is comprised primarily of amortization of intangible assets net of gains resulting from the sale of fixed assets and businesses and casualty loss insurance proceeds.

Accounting Standards Yet to Be Adopted
During fiscal 1997, the company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In the opinion of management, the adoption of SFAS No. 121 is not expected to have a material impact on the company's financial position or results of operations.

Reclassifications
Certain amounts in the 1995 and 1994 financial statements and notes have been reclassified to conform with the 1996 presentation.

NOTE 2.  Long-Term Debt and Lines of Credit

Long-term debt at August 31, 1996 and 1995, consisted of the following:

(In thousands)  1996    1995
6.5% to 9.25% mortgage notes, payable in installments
   through 2000 (secured in part by property, plant,
   and equipment having a net book value of $632,000
   at August 31, 1996)                                        $   148    $   244
3.55% to 8.5% other notes, payable in installments to 2021     24,818     26,619
                                                               24,966     26,863
Less-Amounts payable within one year included in
   current liabilities                                             46         87
                                                              $24,920    $26,776

     The annual maturities of long-term debt are as follows:

(In thousands)         Amounts
Year Ending August 31
1997                                                                    $     46
1998                                                                       5,500
1999                                                                          25
2000                                                                          28
2001                                                                          16
Later years                                                               19,351
                                                                         $24,966

     Late in fiscal 1996, the company negotiated a $250,000,000 multi-currency committed credit facility, of which $187,500,000 has been provided through domestic banks and $62,500,000 through foreign banks. The company had no outstanding borrowings under the facility at August 31, 1996.
     The company has complimentary lines of credit totaling $132,000,000, of which $110,000,000 has been provided domestically and $22,000,000 is available on a multi-currency basis primarily from a European bank. At August 31, 1996 the company had foreign currency short-term bank borrowings equivalent to $6,696,000 at an average interest rate of 4.0%.
     Under one of the domestic lines of credit, up to $40,000,000 may be used for letters of credit. At August 31, 1996, $16,683,000 in letters of credit associated with the company's self-insurance program (Note 4) was outstanding and $23,317,000 was available under the line of credit.

                                                                         Page 67
                                                                      Exhibit 13

             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.

 Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the company for bank loans with similar terms and average maturities.

NOTE 3.  Common Stock and Related Matters

     The company has a shareholder rights plan under which one preferred stock purchase right is presently attached to and trades with each outstanding share of the company's common stock.

     The rights become exercisable and transferable apart from the common stock ten days after a person or group, without the company's consent, acquires beneficial ownership of, or the right to obtain beneficial ownership of, 20 percent or more of the company's common stock or announces or commences a tender offer or exchange offer that could result in 20 percent ownership (unless such date is extended by the Board of Directors). Once exercisable, each right entitles the holder to purchase one one-hundredth share of Series A Participating Preferred Stock at an exercise price of $80, subject to adjustment to prevent dilution. The rights have no voting power and, until exercised, no dilutive effect on net income per common share. The rights expire on May 19, 1998, and are redeemable under certain circumstances.
     If a person acquires 20 percent ownership, except in an offer approved by the company under the plan, each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right's exercise price, common stock or common stock equivalents having a market value immediately prior to the triggering of the right of twice that exercise price. In addition, after an acquirer obtains 20 percent ownership, if the company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right's exercise price, shares of common stock of the other party to the transaction having a market value immediately prior to the triggering of the right of twice that exercise price.
     The company has 1,000,000 shares of preferred stock authorized, 500,000 of which have been reserved for issuance under the shareholder rights plan. No shares of preferred stock had been issued at August 31, 1996.
     In 1990, the stockholders approved the National Service Industries, Inc. Long-Term Incentive Program for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under the program. The employee stock options granted under the program become exercisable in four equal annual installments beginning one year from the date of the grant.
     In 1993, the stockholders approved the National Service Industries, Inc. 1992 Nonemployee Directors' Stock Option Plan under which a maximum of 100,000 shares were reserved for issuance. The shares become exercisable one year from the date of the grant.
     Under both plans, the options expire ten years from the date of the grant and have an exercise price equal to the fair market value on the date of the grant.
     Stock option transactions for the stock option plans and stock option agreements during the years ended August 31, 1996, 1995, and 1994 were as follows:

        1996    1995    1994
Options outstanding at September 1      1,088,773        820,752         680,139
Granted                                   513,200        325,400         214,700
Exercised                                 185,044         23,598          21,705
Canceled                                  150,886         33,781          52,382
Options outstanding at August 31        1,266,043      1,088,773         820,752
Option price range at August 31     $19.75-$39.75  $19.75-$29.00   $19.75-$29.00
Options exercisable at August 31          466,377        513,665         316,024
Options available for grant at
        August 31                         300,408        657,565         949,184

     Potential dilution of earnings per share applicable to these stock options is not significant.
     In 1996, the Board of Directors adopted the National Service Industries, Inc. Nonemployee Director Deferred Stock Unit Plan under which eligible directors are required to defer into the plan a portion of their annual directors fees and may defer an additional optional amount. At quarterly intervals, participants are granted stock units equal to one-fourth of the annual deferred amount divided by the fair market value at the date of the grant. At each dividend payment date, the deferred stock units are further increased based on the dividend rate and the fair market value of the company's common stock at the dividend payment date. The deferred stock units have no voting rights and vest one year from the date of grant. Upon termination, participants receive a cash payment for vested deferred stock units at the fair market value at that date. At August 31, 1996, participants had been credited with 708 deferred stock units. During fiscal 1996, there was no related compensation expense.

Page 68
Exhibit 13

             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


NOTE 4.  Commitments and Contingencies

Self Insurance
It is the policy of the company to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually. Based on the 1996 actuarial review, reserves relating to prior years were reduced by $14,100,000 as a result of improved claims experience. Expense associated with the program was $13,677,000 in 1996, $22,800,000 in 1995, and $25,588,000 in 1994.

Leases
The company leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 1996, are as follows:

(In thousands)                                                            Amount
Year Ending August 31
1997                                                                     $ 9,524
1998                                                                       7,389
1999                                                                       5,769
2000                                                                       4,246
2001                                                                       3,462
Later years                                                                9,015
Total minimum lease payments                                             $39,405

     Total rent  expense  was  $10,907,000  in 1996,  $11,607,000  in 1995,  and
$10,585,000 in 1994.

Litigation
     The company is involved in various legal matters primarily arising in the normal course of business. In the opinion of management, the company's liability in any of these matters will not have a material adverse effect on its financial condition or results of operations.

NOTE 5.  Divestitures and Acquisitions

In September 1996, the company announced its intention to divest the North Bros. insulation business. The company does not expect the sale to have a material impact on earnings.
     Acquisitions during 1996 related to the Textile Rental segment and were not material. During 1996 and 1995, the company divested several non-strategic or unprofitable businesses, primarily in the Textile Rental segment, generating cash of $15,250,000 and $14,044,000, respectively.
     In May 1995, the company acquired the assets of Infranor Canada Inc., a Canadian lighting products manufacturer based in Saint Hyacinthe, Quebec. The operating results of Infranor were included in the Lighting Equipment segment for the fourth quarter of fiscal 1995. Full-year acquisition spending of $2.7 million also included several small purchases for the Textile Rental segment.
     Effective  August  31,  1994,  the  company  sold  its  Marketing  Services division. A small gain resulted from the transaction as the company received approximately 342,000 of its common shares in return for those assets transferred to the purchasers. The division had sales of approximately $32,000,000 in 1994 and an immaterial operating loss.

NOTE 6.  Income Taxes

Income taxes are reconciled with the Federal statutory rate as follows:

(In thousands)                                        1996      1995      1994
Federal income tax computed at statutory rate       $56,647   $52,674   $46,269
Increase (decrease) in taxes:
   State income tax, net of Federal income
   tax benefit                                        5,368     4,308     4,693
   Other, net                                        (1,315)     (582)   (1,462)
                                                    $60,700   $56,400   $49,500

     The following summarizes the components of income tax expense:

(In thousands)  1996    1995    1994
Provision for current Federal taxes                 $50,899   $55,921   $40,253
Provision for current state taxes                     8,258     6,628     7,220
Provision (credit) for deferred taxes                 1,543    (6,149)    2,027
                                                    $60,700   $56,400   $49,500

                                                                         Page 69
                                                                      Exhibit 13


             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


     Components of the net deferred income tax liability at August 31, 1996 and 1995 include:

(In thousands)                                            1996            1995

Deferred tax liabilities:
        Depreciation                                  $  43,790       $  45,125
        Safe harbor lease                                39,030          43,303
        Amortization of linens                           19,116          11,933
        Pension                                          10,906           7,522
        Total deferred tax liabilities                  112,842         107,883
Deferred tax assets:
        Self insurance                                  (30,249)        (34,551)
        Deferred compensation                            (7,966)         (3,706)
        Bonuses                                          (2,816)         (5,145)
        Foreign tax losses                               (2,483)         (4,414)
        Other assets                                     (8,133)         (4,532)
        Total deferred tax assets                       (51,647)        (52,348)
Net deferred tax liability                            $  61,195       $  55,535

     At  August  31,  1996,   the  company  had  foreign  net   operating   loss
carryforwards of $12,974,000 expiring in fiscal years 1997 through 2004.
     Current income taxes payable were $5,374,000 and $11,257,000 at August 31, 1996 and 1995, respectively.

NOTE 7.  Quarterly Financial Data (Unaudited)

                         Sales and                Income
(In thousands, except      Service     Gross      before       Net     Earnings
earnings per share)       Revenues     Profit      Taxes      Income   per Share
1996
1st Quarter               $492,550    $190,747    $37,095    $23,269    $    .48
2nd Quarter                482,206     180,258     30,720     19,250         .40
3rd Quarter(1)             516,870     202,378     44,336     27,677         .58
4th Quarter(1)             521,936     202,393     49,697     30,952         .66
1995
1st Quarter               $480,984    $185,951    $33,735    $21,114    $    .43
2nd Quarter                465,810     174,793     28,031     17,578         .36
3rd Quarter                505,798     196,903     41,064     25,627         .53
4th Quarter(2)             518,035     204,424     47,667     29,778         .62

(1) Results for the third and fourth quarters include favorable self-insurance reserve adjustments of $6,302,000 and $7,644,000, respectively.

(2)  Results include favorable self-insurance reserve adjustment of $4,592,000.

NOTE 8.  Business Segment Information

                                                                  Depreciation      Capital
                        Sales and                                      and        Expenditures
                         Service      Operating    Identifiable   Amortization     Including
(In thousands)           Revenues    Profit(Loss)    Assets           Expense     Acquisitions

1996
Lighting Equipment    $   867,771    $   76,085     $  332,006       $15,224       $20,800
Textile Rental(1)         530,625        42,198        420,169        29,753        28,418
Chemical                  367,682        38,611        170,327         8,127         5,744
Other                     247,484        15,283         80,694         4,151         6,980
                        2,013,562       172,177      1,003,196        57,255        61,942
Corporate                                (8,764)        91,450         1,173         3,624
Interest Expense, net                    (1,565)
                      $ 2,013,562    $  161,848     $1,094,646       $58,428       $65,566
1995
Lighting Equipment    $   851,363    $   61,313     $  340,187       $14,205       $23,098
Textile Rental(1)         546,447        51,016        422,108        30,787        28,144
Chemical                  352,670        35,227        169,376         6,711         4,527
Other                     220,147        14,351         83,400         3,827         4,120
                        1,970,627       161,907      1,015,071        55,530        59,889
Corporate                                (9,762)       116,275         1,600            21
Interest Expense, net                    (1,648)
                      $ 1,970,627    $  150,497     $1,131,346       $57,130       $59,910
1994
Lighting Equipment    $   763,592    $   50,092     $  323,335       $15,460       $13,183
Textile Rental(1)         544,454        48,840        432,994        31,656        20,986
Chemical                  332,298        35,368        168,956         6,392         5,315
Other                     241,520         8,822         75,580         5,792         2,695
                        1,881,864       143,122      1,000,865        59,300        42,179
Corporate                                (8,964)       100,396         1,248           339
Interest Expense, net                    (1,960)
                      $ 1,881,864    $  132,198     $1,101,261       $60,548       $42,518

(1) Textile Rental segment operating profit includes one-time gains, primarily resulting from the sale of fixed assets and businesses, of $7,800,000 in 1996, $6,300,000 in 1995, and $1,250,000 in 1994.

Page 70
Exhibit 13


                              Report of Management
                        National Service Industries, Inc.

The management of National Service Industries, Inc. is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with generally accepted accounting principles, using informed judgements and estimates where appropriate. The information in other sections of this report is consistent with the financial statements. The company maintains a system of internal controls and accounting policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The audit committee of the Board of Directors, composed entirely of outside directors, is responsible for monitoring the company's accounting and reporting practices. The audit committee meets regularly with management, the internal auditors, and the independent public accountants to review the work of each and to assure that each performs its responsibilities. Both the internal auditors and Arthur Andersen LLP have unrestricted access to the audit committee allowing open discussion, without management's presence, on the quality of financial reporting and the adequacy of internal accounting controls.

/s/ James S. Balloun
James S. Balloun
Chairman, President, and Chief Executive Officer

/s/ Brock Hattox
Brock Hattox
Executive Vice President and Chief Financial Officer

/s/ Mark R. Bachmann
Mark R. Bachmann
Vice President and Controller



                    Report of Independent Public Accountants

To the Stockholders of National Service Industries, Inc.:

We have audited the accompanying consolidated balance sheets of National Service Industries, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Service Industries, Inc. and subsidiaries as of August 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.


                                    /s/ Arthur Andersen LLP
                                    Arthur Andersen LLP




Atlanta, Georgia
October 21, 1996

                                                                         Page 71
                                                                      Exhibit 13

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                       National Service Industries, Inc.


Financial Condition

National Service Industries' financial condition remained sound at August 31, 1996. Net working capital was $409.0 million, down from $437.8 million at August 31, 1995, and the current ratio was 3.1, compared with 3.2 at last year end. Cash and short-term investments were reduced to $59.2 million, from $83.0 million at the prior year end, as the company accelerated its share repurchases. During 1996, the company invested $66.1 million in capital expenditures and acquisitions. The percent of short-term and long-term debt to total capitalization was 4.2 percent at August 31, 1996 and 4.3 percent at the prior year end. Cash provided by operating activities rose to $153.0 million from $145.9 million in 1995 and $133.5 million in 1994. The 1996 improvement was due in large part to better management of inventories and higher net income. The improvement in 1995 resulted primarily from a lower rate of investment in inventories and linens in service and a decrease in prepayments.
     Capital expenditures, exclusive of acquisition spending, were $65.5 million in 1996, $58.8 million in 1995, and $42.5 million in 1994. During 1996, Lighting Equipment segment spending included expansion of its production facility in Monterrey, Mexico, as well as continued investment in equipment replacements, process improvements, and tooling for new products. The Textile Rental segment invested substantially in facility improvements and replacement of equipment and vehicles. In the prior year, the Lighting Equipment segment invested in manufacturing equipment replacements and improvements and the construction of its Mexican production facility, which began production in the fourth quarter of 1995. Textile Rental segment expenditures for 1995 included fleet upgrades, facility improvements, and information system enhancements.
     Cash payments in connection with acquisitions totaled $.6 million in 1996, $2.7 million in 1995, and $.6 million in 1994. All three years included spending for small acquisitions in the Textile Rental segment. In 1995, the company acquired the assets of Infranor Canada Inc., a Canadian lighting products manufacturer based in Saint Hyacinthe, Quebec. The operating results of this acquisition were included in the Lighting Equipment segment beginning with the fourth quarter of fiscal 1995.
     During  1996  and  1995,  the  company   divested   several   non-strategic
businesses, primarily in the Textile Rental segment, generating cash of $15.3 million and $14.0 million, respectively.
     During 1996, the company distributed 129 percent of net income to shareholders through dividends and share repurchases. The company accelerated its share repurchase program, spending $75.2 million for the full 2,000,000 shares authorized annually. Last year, the company spent $24.1 million on the repurchase of approximately 949,000 shares of its common stock. Dividend payments totaled $55.3 million, or $1.15 per share, in 1996, $54.2 million, or $1.11 per share, in 1995, and $53.0 million, or $1.07 per share, in 1994. The fiscal 1996 dividend of $1.15 per share was a 3.6 percent increase. For the periods presented, capital expenditures, working capital needs, dividends, acquisitions, and share repurchases were financed primarily with internally generated funds. European operations were supplemented by short-term borrowings in the European market. The Infranor acquisition was a cash transaction. Contractual commitments for capital and acquisition spending for fiscal 1997 total $17.3 million. The company expects actual capital expenditures in 1997 to be somewhat higher than the 1996 level. Late in fiscal 1996, the company negotiated a $250 million multi-currency committed credit facility, of which

Page 72
Exhibit 13


                    Management's Discussion and Analysis of
            Financial Condition and Results of Operations (continued)
                       National Service Industries, Inc.


$187.5 million has been provided through domestic banks and $62.5 million through foreign banks. The company has complimentary lines of credit totaling $132 million, of which $110 million has been provided domestically and $22 million is available on a multi-currency basis primarily from a European bank. Current liquid assets, internally generated funds, and the available credit are expected to meet most of the anticipated general operating cash requirements for the next twelve months.

Results of Operations
National Service Industries posted a record $2.01 billion in revenues for the fiscal year ended August 31, 1996. Total year revenues increased $42.9 million, or 2.2 percent, from $1.97 billion in 1995, primarily as a result of higher pricing in the Lighting Equipment segment and volume gains across the Chemical and Envelope segments. Fiscal 1995 revenues rose 4.7 percent from 1994's $1.88 billion, as a result of volume gains in the Lighting Equipment and Chemical segments and pricing improvements in the Envelope segment. Adjusted for the divestiture of the Marketing Services division, which contributed $32 million to 1994 sales, the 1995 sales gain was 6.5 percent.
     Net income for fiscal 1996 increased $7.1 million, or 7.5 percent, to a record $101.1 million, or $2.11 per share. Earnings per share grew at the greater rate of 9.2 percent, benefiting from an average of 755,000 fewer shares outstanding for the year. The performance of all segments was enhanced by improved workers' compensation claims experience, which resulted in a $14.1 million reduction in expense. For fiscal 1995, net income grew 13.8 percent to $94.1 million, or $1.93 per share.
     Lighting Equipment segment sales grew 1.9 percent to a record $868 million from $851 million in 1995. Pricing gains were offset somewhat by lower unit volumes. Sales for 1995 increased 11.5 percent from 1994 on the strength of volume gains. For 1996, operating profit advanced 24.1 percent to 8.8 percent of revenues, compared with 7.2 percent of revenues in 1995 and 6.6 percent in 1994. Current-year margin improvements resulted from a more favorable product mix and lower manufacturing costs. In 1995, higher unit volumes more than compensated for higher product and selling costs.
     Textile Rental segment revenues declined 2.9 percent to $531 million largely due to lost sales from previously divested branches and continued price pressure. Revenues for 1995 were $546 million, compared with $544 million in 1994, and reflected pricing gains offset by declining volumes, particularly in the hospital market. For 1996, operating income decreased 17.3 percent to 8.0 percent of revenues, compared with 9.3 percent of revenues in 1995 and 9.0 percent in 1994. The decline resulted from lower selling prices and cost increases for labor and merchandise, which were partially offset by lower workers' compensation costs and one-time gains on asset sales. The improvement in 1995 was due to reduced labor and workers' compensation costs and gains related to plant divestitures.

Chemical  segment
revenues advanced 4.3 percent to $368 million, from $353 million in 1995, which was a 6.1 percent increase from 1994's $332 million. The gains in both periods resulted from higher unit volumes, predominantly in domestic operations. Operating income grew 9.6 percent to 10.5 percent of revenues, from 10.0 percent of revenues in 1995 and 10.6 percent in 1994. Margins benefited from the volume

                                                                         Page 73
                                                                      Exhibit 13

                    Management's Discussion and Analysis of
            Financial Condition and Results of Operations (continued)
                        National Service Industries, Inc.


increases and lower material and operating costs. The margin decline in 1995 resulted from the segment's increased investment in recruiting and training sales representatives and because of increases in certain raw material costs.
     The Envelope and Insulation Service businesses combined for a 12.4 percent sales increase. Revenues were $247 million in 1996, $220 million in 1995, and $242 million in 1994. The decline in 1995 resulted from the divestiture of Marketing Services. Operating profit increased to $15.3 million in 1996, largely as a result of volume increases in the Envelope business. Operating profit was $14.4 million in 1995 and $8.8 million in 1994. The 1995 profit gain was due primarily to margin improvements on pricing gains.
     The company recently announced that it is in the process of selling the North Bros. insulation service business. The company does not expect the sale to have a material impact on earnings.
     Effective  August  31,  1994,  the  company  sold  its  Marketing  Services division. A small gain resulted from the transaction as the company received approximately 342,000 of its common shares in return for those assets transferred to the purchasers. The division had sales of $32 million in 1994 and an immaterial operating loss.
     Corporate income increased in 1996 and declined in 1995 mainly because of 1995 accruals for higher business taxes. During both 1996 and 1995, the company benefited from higher average levels of short-term investments although interest rates declined somewhat in 1996. Interest expense increased only slightly in 1996 and 1995 compared with 1994.
     Consolidated income before taxes and net income grew 7.5 percent in 1996 compared with 13.8 percent for both measures in 1995. The year-to-year decline was due primarily to a lower rate of growth in segment operating profits. The provision for income taxes was 37.5 percent of pretax income in 1996 and 1995, compared with 37.4 percent in 1994.
     During fiscal 1997, the company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In the opinion of management, the adoption of SFAS No. 121 is not expected to have a material impact on the company's financial position or results of operations.

Outlook
With a new management team, NSI has implemented an economic profit-based compensation program, a financial strategy geared toward leverage, and in-depth strategic reviews to establish an environment that fosters profitable growth. The company has begun to measure and reward its operating units on economic profit to better align their actions with the interests of shareholders. With 1997 operating plan reviews completed, continued growth is anticipated in the Lighting Equipment, Chemical, and Envelope segments, while the Textile Rental segment's profit forecast is flat as the improving operating rate of the segment is not expected to offset 1996's favorable one-time events. These factors are expected to result in modest 1997 earnings per share growth and continued growth in economic profit.

Page 74
Exhibit 13


                           Ten-Year Financial Summary
                        National Service Industries, Inc.


(Dollar amounts in thousands, except per-share data)
                          1996       1995       1994       1993       1992       1991       1990       1989       1988       1987
Operating Results
Net sales of products $1,482,937 $1,424,180 $1,337,410 $1,257,906 $1,189,684 $1,164,181 $1,250,833 $1,183,666 $1,093,163 $1,032,145
Service revenues .....   530,625    546,447    544,454    546,916    444,127    437,534    396,981    355,845    321,025    294,713
        Total revenues 2,013,562  1,970,627  1,881,864  1,804,822  1,633,811  1,601,715  1,647,814  1,539,511  1,414,188  1,326,858
Cost of products sold    933,405    908,869    875,055    832,264    810,552    791,355    832,867    800,385    741,383    690,689
Cost of services .....   304,381    299,687    286,519    281,551    236,474    240,376    219,673    198,262    179,793    159,019
Selling and administrative
 expenses(2) .........   616,513    601,143    576,463    556,162    462,240    456,622    438,949    397,160    361,845    350,466
Interest expense
 (income),net (2).....     1,565      1,648      2,788      3,645       (837)    (4,332)    (3,712)    (3,805)    (2,429)    (1,315)
Restructuring expense        --         --         --         --         --      63,467        --          --         --         --
Other (income)
 expense,net(2).......    (4,150)     8,783      8,841     11,684      8,474      5,591      4,322       (509)       374     (4,391)
Income before taxes ..   161,848    150,497    132,198    119,516    116,908     48,636    155,715    148,018    133,222    132,390
Income taxes .........    60,700     56,400     49,500     44,400     42,800     16,400     56,000     53,300     47,100     56,700
Net income ...........$  101,148 $   94,097 $   82,698 $   75,116 $   74,108 $   32,236 $   99,715 $   94,718 $   86,122 $   75,690

Per-Share Data(1)
Net income ...........$     2.11 $     1.93 $     1.67 $     1.52 $     1.50 $      .65 $     2.02 $     1.92 $     1.75 $     1.54
Cash dividends .......      1.15       1.11       1.07       1.03        .99        .95        .90        .82        .73        .62
Stockholders' equity .     15.45      15.41      14.77      14.21      13.79      13.33      13.68      12.44      11.33      10.31

Financial Ratios
Current ratio ........      3.1        3.2        3.2        2.9        3.5        3.4        4.5        4.8        5.0        5.1
Net income as a
percent of sales .....      5.0%       4.8%       4.4%       4.2%       4.5%       2.0%       6.1%       6.2%       6.1%       5.7%
Return on average
stockholders' equity ..    13.6%      13.0%      11.6%      10.9%      11.1%       4.8%      15.6%      16.3%      16.3%      15.7%
Dividends as a percent of
current-year earnings      54.6%      57.6%      64.1%      67.9%      66.3%     146.2%      44.6%      42.6%      41.8%      40.2%
Percent of debt to
total capitalization .      4.2%       4.3%       4.3%       4.7%       4.2%       5.0%       4.2%       3.5%       3.9%       4.3%

34

                                                                         Page 75
                                                                      Exhibit 13


                     Ten-Year Financial Summary (continued)
                        National Service Industries, Inc.


(Dollar amounts in thousands, except per-share data)
                          1996       1995       1994       1993       1992       1991       1990       1989       1988       1987
Financial Position
Increase (decrease) in:
 Cash and
 cash equivalents ....$  (20,740)$   20,783 $   42,766 $  (85,284)$   27,617 $  (50,437)$   23,433 $   14,612 $  (24,786)$   16,318
   Short-term investments (3,047)     1,019     (2,197)    (3,736)    (5,551)    12,813    (27,247)   (19,633)    35,971      5,160
Net working capital ...  408,955    437,840    413,114    363,575    399,893    386,306    447,800    450,185    439,990    416,801

Short-term debt ......$    6,742 $    6,486 $    5,765 $    6,196 $    1,434 $    3,254 $    2,253 $    1,372 $    1,237 $    1,443
Long-term debt .......    24,920     26,776     26,863     28,418     28,359     31,373     27,465     20,765     21,391     21,466
Total debt ...........    31,662     33,262     32,628     34,614     29,793     34,627     29,718     22,137     22,628     22,909
Stockholders' equity .   718,008    744,404    727,385    704,023    682,954    660,567    675,444    612,668    558,160    508,219
Capitalization .......$  749,670 $  777,666 $  760,013 $  738,637 $  712,747 $  695,194 $  705,162 $  634,805 $  580,788 $  531,128

Other Data
Capital expenditures (including
 acquisitions)........$   65,566  $  59,910 $   42,508 $   82,171 $   49,789 $   90,229 $   82,932 $   66,491 $   55,394 $   45,258
Depreciation and
 amortization..........   58,428     57,130     60,548     62,097     53,816     50,249     42,821     36,260     31,037     27,333
Total assets ..........1,094,646  1,131,346  1,101,261  1,081,510  1,036,908  1,008,319    960,622    886,358    823,906    758,659
Deferred income taxes .   63,347     65,756     73,319     78,286     87,150     96,627     99,277    101,320    103,021    102,374
Self-insurance reserves   63,369     67,830     61,081     56,335     47,638     38,428     15,222     15,213     15,016     13,574
Other long-term
 liabilities ..........   27,576     24,010     22,940     27,110     28,677     22,015     16,067     17,964     15,330     12,042
Weighted average number of
 shares outstanding
 (in thousands)(1).....   47,941     48,696     49,547     49,556     49,539     49,540     49,389     49,255     49,258     49,278
Shareholders ..........    6,281      6,655      7,034      7,262      7,554      7,996      8,248      8,459      8,851      9,164
Employees .............   20,600     21,100     22,000     22,200     20,100     20,900     21,800     20,800     20,400     19,400

Use of Total Revenues
Salaries and wages ...$  580,571 $  568,616 $  565,859 $  572,163 $  502,709 $  501,502 $  491,334 $  465,522 $  428,325 $  399,968
Materials and supplies   875,658    832,668    783,610    760,551    700,338    683,871    713,310    668,655    616,223    574,179
Other operating expenses 340,563    364,849    347,600    299,977    273,330    258,919    246,288    219,270    201,478    188,414
Restructuring expense .       --         --         --         --         --     63,467         --         --         --         --
Taxes and licenses ....  115,621    110,397    102,097     97,015     83,326     59,889     97,167     91,346     82,040     88,607
Dividends paid ........   55,272     54,156     53,042     51,041     49,105     47,124     44,506     40,389     35,960     30,428
Retained earnings .....   45,877     39,941     29,656     24,075     25,003    (13,057)    55,209     54,329     50,162     45,262
                      $2,013,562 $1,970,627 $1,881,864 $1,804,822 $1,633,811 $1,601,715 $1,647,814 $1,539,511 $1,414,188 $1,326,858

(1)Restated  to reflect  stock  splits of 3 for 2  effective  January  13,  1987
(2)Prior-year   amounts   have  been   restated   to  conform  to   current-year presentation.

Page 76
Exhibit 13

                            Shareholder Information

Executive Offices
NSI Center
1420 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-1000

Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
P.O. Box 8217
Boston, Massachusetts 02266-8217
(800) 633-4236

Independent Public Accountants
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 658-1776

Annual Meeting
10:00 a.m., Wednesday, January 8, 1997
High Museum of Art
1280 Peachtree Street, N.E.
Atlanta, Georgia 30309

Listing
New York Stock Exchange. Ticker Symbol: NSI.

Shareholders  of Record
The number of shareholders of record holding NSI common stock was 6,281 as of September 27, 1996.

Reports Available to Stockholders
Copies of the following company reports may be obtained, without charge: 1996 Annual Report to the Securities and Exchange Commission, filed on Form 10-K; andQuarterly Reports to the Securities and Exchange Commission, filed on Form 10-Q.

Requests should be directed to:
National Service Industries, Inc.
Attention: Investor Relations
1420 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-1216

Dividend Reinvestment Plan
An automatic dividend reinvestment plan is available to all stockholders of record. Dividends can be automatically reinvested in NSI common stock. Participants also may add cash for the purchase of additional shares. For more information, contact the Transfer Agent at (800) 633-4236.

Cash Dividends
NSI now offers direct deposit of dividends to your bank, savings, or money market account. For more information, contact the Transfer Agent at (800) 633-4236.

Common Share Prices and Dividends per Share
                                                                    Dividends
                                             Price per Share         Paid per
                                           High           Low          Share
1996
First Quarter ....................        $32 3/4        $28 5/8     $     .28
Second Quarter ...................        35 1/4         30 3/4            .29
Third Quarter ....................        39 7/8         32 1/2            .29
Fourth Quarter ...................        40 1/4         37 1/2            .29
1995
First Quarter ....................        $27 3/8        $25 3/8     $     .27
Second Quarter ...................        27 1/2         24 7/8            .28
Third Quarter ....................        29 1/8         26 1/2            .28
Fourth Quarter ...................        30 5/8         28 1/8            .28

The above common share prices are as quoted on the New York Stock Exchange.