Form 10-K, Exhibit 13
period 1997-08-31
NATIONAL SERVICE INDUSTRIES INC
filed 1997-11-20
CIK 70538

                                                                        Page 25
                                                                     Exhibit 13

                           Consolidated Balance Sheets
                        National Service Industries, Inc.

                                                                                                              August 31
(In thousands, except per-share data)                                                                  1997               1996

Assets
Current Assets:
      Cash and cash equivalents                                                                    $   57,123          $   58,662
      Short-term investments                                                                          205,302                 551
      Receivables, less reserves for doubtful accounts of $4,302 in 1997 and $5,807 in 1996           258,689             269,971
      Inventories, at the lower of cost (on a first-in, first-out basis) or market                    179,046             169,813
      Linens in service, net of amortization                                                           60,805              97,710
      Deferred income taxes                                                                            13,077               2,152
      Prepayments                                                                                       6,716               7,522
           Total Current Assets                                                                       780,758             606,381

Property, Plant, and Equipment, at cost:
      Land                                                                                             19,911              29,062
      Buildings and leasehold improvements                                                            138,933             194,219
      Machinery and equipment                                                                         434,194             542,056
           Total Property, Plant, and Equipment                                                       593,038             765,337
      Less-Accumulated depreciation and amortization                                                  356,308             407,941
           Property, Plant, and Equipment-net                                                         236,730             357,396

Other Assets:
      Goodwill and other intangibles                                                                   50,166              89,427
      Other                                                                                            38,698              41,442
           Total Other Assets                                                                          88,864             130,869
                Total Assets                                                                       $1,106,352          $1,094,646

Page 26
                                                                     Exhibit 13

                     Consolidated Balance Sheets (continued)
                        National Service Industries, Inc.

                                                                                                               August 31
(In thousands, except per-share data)                                                                          1997        1996
Liabilities and Stockholders' Equity
Current Liabilities:
      Current maturities of long-term debt                                                                 $      116  $       46
      Notes payable                                                                                             5,773       6,696
      Accounts payable                                                                                        101,512      79,851
      Accrued salaries, commissions, and bonuses                                                               34,776      42,788
      Current portion of self-insurance reserves                                                               12,540      15,396
      Accrued taxes payable                                                                                    38,351       5,374
      Other accrued liabilities                                                                                88,932      47,275
           Total Current Liabilities                                                                          282,000     197,426

Long-Term Debt, less current maturities                                                                        26,197      24,920
Deferred Income Taxes                                                                                          34,093      63,347
Self-Insurance Reserves, less current portion                                                                  57,056      63,369
Other Long-Term Liabilities                                                                                    35,193      27,576
Commitments and Contingencies (Note 4)

Stockholders' Equity:
      Series A participating preferred stock, $.05 stated value, 500,000 shares authorized, none issued
      Preferred stock, no par value, 500,000 shares authorized, none issued
      Common stock, $1 par value, 80,000,000 shares authorized, 57,918,978 shares issued in 1997               57,919      57,919
      and 1996
      Paid-in capital                                                                                          25,521      11,021
      Retained earnings                                                                                       841,045     791,367
                                                                                                              924,485     860,307
Less-Treasury stock, at cost (13,719,834 shares in 1997 and 11,447,036 shares in 1996)                        252,672     142,299
      Total Stockholders' Equity                                                                              671,813     718,008
           Total Liabilities and Stockholders' Equity                                                      $1,106,352  $1,094,646

The accompanying notes to consolidated financial statements are an integral part of these balance sheets

                                                                         Page 27
                                                                      Exhibit 13



                        Consolidated Statements of Income
                        National Service Industries, Inc.


                                                                                             Years Ended August 31
(In thousands, except per-share data)                                              1997            1996           1995
Sales and Service Revenues:
      Net sales of products                                                    $ 1,542,644     $ 1,482,937      $ 1,424,180
      Service revenues                                                             493,535         530,625          546,447
           Total Revenues                                                        2,036,179       2,013,562        1,970,627

Costs and Expenses:
      Cost of products sold                                                        945,794         933,405          908,869
      Cost of services                                                             283,024         304,381          299,687
      Selling and administrative expenses                                          633,740         616,513          601,143
      Interest expense, net                                                          1,624           1,565            1,648
      Gain on sale of businesses                                                   (75,097)         (7,579)          (5,726)
      Restructuring expense, asset impairments, and other charges                   63,091              --               --
      Other expense, net                                                             4,925           3,429           14,509
           Total Costs and Expenses                                              1,857,101       1,851,714        1,820,130
Income before Provision for Income Taxes                                           179,078         161,848          150,497
Provision for Income Taxes                                                          71,800          60,700           56,400
Net Income                                                                     $   107,278     $   101,148      $    94,097
Earnings per Share                                                             $      2.37     $      2.11      $      1.93
Weighted Average Number of Shares Outstanding                                       45,191          47,941           48,696

The accompanying notes to consolidated financial statements are an integral part of these statements.
                                      -28-

Page 28
                                                                     Exhibit 13


                 Consolidated Statements of Stockholders' Equity
                        National Service Industries, Inc.

                                                                      Common       Paid-in      Retained      Treasury
(In thousands, except share and per-share data)                       Stock        Capital      Earnings       Stock         Total
Balance August 31, 1994                                              $57,919      $ 7,684      $ 705,504    $ (43,722)    $ 727,385
      Treasury stock purchased (1)                                        --           --             --      (24,127)      (24,127)
      Stock options exercised (2)                                         --          380             --          148           528
      Adjustment of treasury stock issued in connection with
           acquisition (3)                                                --            1             --           (1)           --
      Adjustment of treasury stock acquired in connection with
           divestiture (4)                                                --           --             --         (134)         (134)
      Net income                                                          --           --         94,097           --        94,097
      Cash dividends of $1.11 per share paid on common stock              --           --        (54,156)          --       (54,156)
      Adjustment to recognize net increase in pension liability           --           --             (3)          --            (3)
      Foreign currency translation adjustment                             --           --            814           --           814
Balance August 31, 1995                                               57,919        8,065        746,256      (67,836)      744,404
      Treasury stock purchased (5)                                        --           --             --      (75,223)      (75,223)
      Stock options exercised (6)                                         --        2,956             --          760         3,716
      Net income                                                          --           --        101,148           --       101,148
      Cash dividends of $1.15 per share paid on common stock              --           --        (55,272)          --       (55,272)
      Adjustment to recognize net increase in pension liability           --           --            (23)          --           (23)
      Foreign currency translation adjustment                             --           --           (742)          --          (742)
Balance August 31, 1996                                               57,919       11,021        791,367     (142,299)      718,008
      Treasury stock purchased (7)                                        --           --             --     (121,668)     (121,668)
      Stock options exercised (8)                                         --        2,588             --        2,685         5,273
      Treasury stock issued in connection with acquisition (9)            --       11,912             --        8,610        20,522
      Net income                                                          --           --        107,278           --       107,278
      Cash dividends of $1.19 per share paid on common stock              --           --        (54,222)          --       (54,222)
      Foreign currency translation adjustment                             --           --         (3,378)          --        (3,378)
Balance August 31, 1997                                              $57,919      $25,521      $ 841,045    $(252,672)    $ 671,813


(1)   949,178 shares.   (2)      23,598 shares.   (3)      39 shares.
(4)     4,976 shares.   (5)   2,000,000 shares.   (6) 185,044 shares.
(7) 3,000,000 shares.   (8)     190,330 shares.   (9) 536,872 shares.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                         Page 29
                                                                      Exhibit 13


                      Consolidated Statements of Cash Flows
                        National Service Industries, Inc.

                                                                                                         Years Ended August 31
(In thousands)                                                                                    1997          1996          1995

Cash Provided by (Used for) Operating Activities
      Net income                                                                               $ 107,278     $ 101,148   $  94,097
      Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation and amortization                                                          57,981        58,428      57,130
           Provision for losses on accounts receivable                                             2,276         2,708       3,170
           Loss (gain) on the sale of property, plant, and equipment                               1,233        (1,652)      1,138
           Gain on the sale of businesses                                                        (75,097)       (7,579)     (5,726)
           Restructuring expense, asset impairments, and other charges                            63,091            --          --
           Change in non-current deferred income taxes                                           (25,219)        1,864      (3,663)
           Change in assets and liabilities net of effect of acquisitions and divestitures-
                Receivables                                                                      (11,993)       (7,343)    (11,367)
                Inventories and linens in service, net                                           (11,286)        5,308      (8,522)
                Current deferred income taxes                                                    (10,926)        8,069      (2,243)
                Prepayments                                                                           47          (940)      2,086
                Accounts payable and accrued liabilities                                          30,941        (6,117)     11,945
                Self-insurance reserves and other long-term liabilities                             (758)         (895)      7,819
                      Net Cash Provided by Operating Activities                                  127,568       152,999     145,864

Cash Provided by (Used for) Investing Activities
      Change in short-term investments                                                          (204,751)        3,047      (1,019)
      Purchases of property, plant, and equipment                                                (48,806)      (65,499)    (58,768)
      Sale of property, plant, and equipment                                                       5,370         9,105       8,491
      Sale of businesses                                                                         311,382        15,250      14,044
      Acquisitions                                                                                (4,320)         (600)     (2,668)
      Change in other assets                                                                       2,972        (3,071)     (4,848)
           Net Cash Provided by (Used for) Investing Activities                                $  61,847     $ (41,768)  $ (44,768)

Page 30
                                                                      Exhibit 13


                Consolidated Statements of Cash Flows (continued)
                        National Service Industries, Inc.

                                                                                         Years Ended August 31
 (In thousands)                                                               1997                1996                1995
Cash Provided by (Used for) Financing Activities
      Repayment of short-term debt                                        $ (11,021)          $      --           $     --
      Repayment of long-term debt                                            (4,627)             (1,897)              (667)
      Recovery of investment in tax benefits                                    661               1,720              1,329
      Deferred income taxes from investment in tax benefits                  (1,972)             (4,273)            (3,900)
      Purchase of treasury stock, net                                      (116,395)            (71,507)           (23,733)
      Cash dividends paid                                                   (54,222)            (55,272)           (54,156)
           Net Cash Used for Financing Activities                          (187,576)           (131,229)           (81,127)
                                                                             (3,378)               (742)               814
Effect of Exchange Rate Changes on Cash
                                                                             (1,539)            (20,740)            20,783
Net Change in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Year                               58,662              79,402             58,619
Cash and Cash Equivalents at End of Year                                  $  57,123           $  58,662           $ 79,402

Supplemental Cash Flow Information:
      Income taxes paid during the year                                   $  68,475           $  58,974           $ 50,630
      Interest paid during the year                                           5,614               4,994              3,671

Noncash Investing and Financing Activities:
      Noncash aspects of sale of businesses--
           Receivables incurred                                           $     391           $     234           $  3,003
           Liabilities assumed                                               22,637               1,009              1,064

Noncash aspects of acquisitions--
      Liabilities assumed or incurred                                     $  22,440           $       6           $    468
      Treasury stock issued (returned)                                       20,522                  --                 (1)

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                       Page 31
                                                                    Exhibit 13


                   Notes to Consolidated Financial Statements
                        National Service Industries, Inc.

(In thousands, except share and per-share data)


Note 1.  Summary of Accounting Policies

Description of Business
The company operates in four business segments -lighting equipment, textile rental, chemicals, and envelopes- which are leading competitors in their respective markets. The lighting equipment segment produces a variety of fluorescent and non-fluorescent fixtures for markets throughout the United States, Canada, Mexico, and overseas. The textile rental segment provides linens and dust control products to healthcare, lodging, and dining customer segments in the United States. The chemical segment produces maintenance, sanitation, and water treatment products for customers throughout the United States, Canada, Puerto Rico, and Western Europe. The envelope segment produces business and specialty envelopes in the South and Southwest.

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

Cash, Cash Equivalents, and Short-Term Investments
Cash in excess of daily requirements is invested in time deposits and marketable securities, consisting of taxable and tax exempt variable rate demand notes, included in the balance sheet at market value. The company considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents. Investments purchased with a maturity of more than three months are considered short-term investments. The carrying amounts of short-term investments at August 31, 1997 and 1996 approximate fair value. At August 31, 1997, short-term investments consisted primarily of corporate debt securities and commercial paper. In accordance with the criteria specified by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these investments were classified as "available for sale."

Concentrations of Credit Risk
Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets into which the company's products and services are provided, as well as their dispersion across many different geographic areas. As a result, as of August 31, 1997, the company does not consider itself to have any significant concentrations of credit risk.

Inventories and Linens in Service
Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 1997 and 1996:


                                                    1997          1996
Raw materials and supplies                   $    71,266     $  73,236
Work in progress                                  10,572         9,679
Finished goods                                    97,208        86,898
                                             $   179,046     $ 169,813

      Linens in service are recorded at cost and are amortized over their estimated useful lives of 15 to 50 months.

Goodwill and Other Intangibles
Goodwill of $3,460 was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($34,974 in 1997 and $45,029 in 1996) and other intangible assets are being amortized on a straight-line basis over various periods up to 40 years.

      The company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of goodwill and other long-lived assets or whether the remaining balance of goodwill should be evaluated for possible impairment. The company uses an estimate of related undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. During fiscal 1997, goodwill and other intangibles of $8,800 were written off due to the impairment of long-lived assets (Note 5).

Depreciation
For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (25 to 45 years for buildings and 3 to 16 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

Page 32
                                                                    Exhibit 13


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

      Gains or losses resulting from foreign currency transactions are included in "Other expense, net" in the consolidated statements of income and amounted to a loss of $54 in 1997 and gains of $249 in 1996 and $201 in 1995.

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

      Net pension (income) expense for 1997, 1996, and 1995 included the following components:

                                                                    1997          1996           1995
Service cost of benefits earned during the period               $  3,636       $  2,719       $  2,648
Interest cost on projected benefit obligation                      8,505          7,438          7,277
Return on plan assets                                            (12,393)       (28,255)       (12,178)
Net amortization and deferral                                       (768)        17,383          2,257
Net pension (income) expense                                    $ (1,020)      $   (715)      $      4


      The following schedule reconciles the funded status of the plans as of June 1, 1997 and 1996, with amounts reported in the company's balance sheets at August 31, 1997 and 1996:

                                                                             1997                            1996
                                                                  Plan Assets     Accumulated     Plan Assets     Accumulated
                                                                    Exceed          Benefit          Exceed         Benefit
                                                                  Accumulated      Obligation     Accumulated      Obligation
                                                                    Benefit       Exceeds Plan      Benefit       Exceeds Plan
                                                                  Obligation         Assets        Obligation        Assets
Actuarial present value of benefit obligations as of June 1:
Vested                                                             $(87,929)        $(5,123)       $(91,127)        $(3,784)
Nonvested                                                           (10,180)            (20)         (4,281)         (1,407)
Accumulated benefit obligation                                      (98,109)         (5,143)        (95,408)         (5,191)
Effect of projected salary increases                                 (5,379)         (1,195)         (7,431)         (1,640)
Total projected benefit obligation                                 (103,488)         (6,338)       (102,839)         (6,831)
Fair value of plan assets                                           133,214               -         134,426               -
Plan assets greater (less) than projected benefit obligation         29,726          (6,338)         31,587          (6,831)
Unrecognized transition (asset) liability                            (7,059)             61          (9,475)             74
Unrecognized prior service cost obligation                            1,873           2,208           3,056           2,528
Unrecognized net loss (gain)                                          9,891            (896)          6,471            (371)
Adjustment required to recognize minimum liability                       --            (596)             --            (918)
Prepaid (accrued) pension expense at August 31                     $ 34,431        $ (5,561)       $ 31,639         $(5,518)

      For all periods presented, the discount rate used to determine the projected benefit obligation is 8 percent, the assumed growth rate of compensation is 5.5 percent, and the expected long-term rate of return on plan assets is 9.5 percent.

      The company also has profit sharing and 401(k) plans to which both employees and the company contribute. At August 31, 1997, assets of the 401(k) plans included shares of the company's common stock with a market value of approximately $13,868. The company's cost of these plans was $5,020 in 1997, $4,595 in 1996, and $3,810 in 1995.

                                                                       Page 33
                                                                    Exhibit 13


             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


Postretirement Healthcare and Life Insurance Benefits
The company's retiree medical plans are financed entirely by retiree contributions; therefore, the company has no liability in connection with them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not material.

Postemployment Benefits
Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," requires the accrual of the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. The company's accrual, which is not material, relates primarily to severance agreements and the liability for life insurance coverage for certain eligible employees.

Interest Expense, Net
Interest expense, net is comprised primarily of interest expense on long-term debt and short-term line of credit borrowings and interest income on cash, cash equivalents, and short-term investments.

Other Expense, Net
Other expense, net is comprised primarily of amortization of intangible assets net of gains resulting from the sale of fixed assets and casualty loss insurance proceeds.

Accounting Standards Yet to Be Adopted
During fiscal 1998, the company is required to adopt Statement of Financial Accounting Standards No. 128, "Earnings per Share." SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share," and promulgates new accounting standards for the computation and manner of presentation of the company's earnings per share. Earlier application is not permitted; however, upon adoption, the company will be required to restate previously reported annual and interim earnings per share in accordance with the provisions of SFAS No. 128. The adoption of SFAS No. 128 will not have a material impact on the computation or manner of presentation of the company's earnings per share as currently or previously presented under APB No. 15.
      During fiscal 1999, the company is required to adopt SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting of a measure of all changes in equity of an entity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. In the opinion of management, the adoption of SFAS No. 130 is not expected to have a material impact on the company's manner of reporting the components of comprehensive income.

Reclassifications
Certain amounts in the 1996 and 1995 financial statements and notes have been reclassified to conform with the 1997 presentation.


Note 2.  Long-Term Debt and Lines of Credit

Long-term debt at August 31, 1997 and 1996, consisted of the following:

                                                                                                        1997            1996
6.5% to 9.25% mortgage notes, payable in installments through 2000 (secured in part by               $      86      $    148
property, plant, and equipment having a net book value of $237 at August 31, 1997)
3.4% to 8.5% other notes, payable in installments to 2026                                               26,227        24,818
                                                                                                        26,313        24,966
Less-Amounts payable within one year included in current liabilities                                       116            46
                                                                                                     $  26,197      $ 24,920

      The annual maturities of long-term debt are as follows:

                                                                                                           Amounts
Year Ending August 31
1998                                                                                                             116
1999                                                                                                             100
2000                                                                                                             108
2001                                                                                                              91
2002                                                                                                              97
Later years                                                                                                   25,801
                                                                                                          $   26,313


      Late in fiscal 1996, the company negotiated a $250,000 multi-currency committed credit facility with eleven domestic and international banks. The company had no outstanding borrowings under the facility at August 31, 1997.

Page 34
                                                                    Exhibit 13


             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


      The company has complimentary lines of credit totaling $62,000, of which $40,000 has been provided domestically and $22,000 is available on a multi-currency basis primarily from a European bank. At August 31, 1997, the company had foreign currency short-term bank borrowings equivalent to $5,773 at an average interest rate of 4.1%.
      Under the domestic line of credit, up to $40,000 may be used for letters of credit. At August 31, 1997, $16,683 in letters of credit associated with the company's insurance program (Note 4) was outstanding and $23,317 was available under the line of credit.
      Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the company for bank loans with similar terms and average maturities.


Note 3.  Common Stock and Related Matters

The company has a shareholder rights plan under which one preferred stock purchase right is presently attached to and trades with each outstanding share of the company's common stock.
      The rights become exercisable and transferable apart from the common stock ten days after a person or group, without the company's consent, acquires beneficial ownership of, or the right to obtain beneficial ownership of, 20 percent or more of the company's common stock or announces or commences a tender offer or exchange offer that could result in 20 percent ownership (unless such date is extended by the Board of Directors). Once exercisable, each right entitles the holder to purchase one one-hundredth share of Series A Participating Preferred Stock at an exercise price of $80, subject to adjustment to prevent dilution. The rights have no voting power and, until exercised, no dilutive effect on net income per common share. The rights expire on May 19, 1998, and are redeemable under certain circumstances.
      If a person acquires 20 percent ownership, except in an offer approved by the company under the plan, each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right's exercise price, common stock or common stock equivalents having a market value immediately prior to the triggering of the right of twice that exercise price. In addition, after an acquirer obtains 20 percent ownership, if the company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right's exercise price, shares of common stock of the other party to the transaction having a market value immediately prior to the triggering of the right of twice that exercise price.
      The company has 1,000,000 shares of preferred stock authorized, 500,000 of which have been reserved for issuance under the shareholder rights plan. No shares of preferred stock had been issued at August 31, 1997.
      In 1990, the stockholders approved the National Service Industries, Inc. Long-Term Incentive Program for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under the program.
      In 1997, the stockholders approved the National Service Industries, Inc. Long-Term Achievement Incentive Plan for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under that plan.
      The stock options granted under both the incentive programs become exercisable in four equal annual installments beginning one year from the date of the grant.
      In 1993, the stockholders approved the National Service Industries, Inc. 1992 Nonemployee Directors' Stock Option Plan, under which 100,000 treasury shares were reserved for issuance. The stock options granted under that plan become exercisable one year from the date of the grant.
      Under all stock option plans, the options expire ten years from the date of the grant and have an exercise price equal to the fair market value on the date of the grant.
      Stock option transactions for the stock option plans and stock option agreements during the years ended August 31, 1997, 1996, and 1995 were as follows:

                                                                           1997             1996               1995
Options outstanding at September 1                                      1,266,043        1,088,773           820,752
Granted                                                                   324,500          513,200           325,400
Exercised                                                                 196,115          185,044            23,598
Canceled                                                                    7,214          150,886            33,781
Additional shares available for future grant                            1,750,000                -                 -
Options outstanding at August 31                                        1,387,214        1,266,043         1,088,773
Option price range at August 31                                     $19.75-$39.75    $19.75-$39.75     $19.75-$29.00
Options exercisable at August 31                                          731,914          466,377           513,665
Options available for grant at August 31                                1,732,574          300,408           657,565

                                                                       Page 35
                                                                    Exhibit 13


             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


      Potential dilution of earnings per share applicable to these stock options is not significant.
      During fiscal 1997, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant date for awards in fiscal years 1996 and 1997 consistent with the provisions of SFAS No. 123, the company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

                                                   1997          1996
Net income-as reported                           $107,278      $101,148
Net income-pro forma                             $105,793      $100,284
Earnings per share-as reported                   $   2.37      $   2.11
Earnings per share-pro forma                     $   2.34      $   2.09

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                     1997          1996
Dividend yield                                      3.350%        4.009%
Expected volatility                                  16.8%         15.3%
Risk-free interest rate                              6.73%         6.10%
Expected life of options                          10 years      10 years
Turnover rate                                         5.0%          5.0%

Note 4.  Commitments and Contingencies

Self Insurance
It is the policy of the company to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually. Expense associated with the program was $7,900 in 1997, $13,677 in 1996, and $22,800 in 1995.

Leases
The company leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 1997, are as follows:

                                                             Amount
Year Ending August 31
1998                                                       $  9,342
1999                                                          7,791
2000                                                          6,092
2001                                                          4,433
2002                                                          2,998
Later years                                                   7,104
Total minimum lease payments                                $37,760

      Total rent expense was $11,327 in 1997, $10,907 in 1996, and $11,607 in
1995.

Litigation
The company is involved in various legal matters primarily arising in the normal course of business. In the opinion of management, the company's liability in any of these matters will not have a material adverse effect on its financial condition or results of operations.

Page 36
                                                                     Exhibit 13

             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.

Note 5.  Restructuring Expense and Asset Impairments

During 1997, the company conducted reviews of the textile rental, European chemical, and corporate operations as a part of management's strategic initiatives to examine under-performing operations and to position the company for growth. As a result of the reviews, the company approved a significant restructuring program and recorded a related charge of $9,600 during the fourth quarter. The accrual included severance and union-related costs totaling $2,950 for 120 employees of the textile rental, chemical and envelope segments and $6,650 in exit expenses to close certain facilities and consolidate the operations of others in the textile rental segment. Exit expenses include costs of unexpired leases, costs to dispose of facilities, and costs of personnel to effect the closures and consolidations. The severance accrual had been reduced by payments of $205 and reserves associated with plant consolidations had been reduced by $1,910 as of August 31, 1997.
      As a further result of the reviews, the company recognized long-lived asset impairments totaling $43,500. Textile rental assets to be disposed of in under-performing branches were reduced by $22,300 to state them at their estimated fair value less costs to sell. The remaining net book value of these assets is immaterial. Fixed assets held for use by the textile rental, European chemical, and corporate units were reduced by $12,400 and related intangibles were reduced by $8,800. Impairments were recognized for those assets where the sum of estimated undiscounted future cash flows was less than the carrying amount of the assets, including related goodwill. Fair market values were established based on independent appraisals, comparable sales or purchases, and expected future cash flows discounted at the company's cost of capital. Factors leading to the impairments were a combination of the reviews discussed above, historical losses, anticipated future losses, and inadequate cash flows.
      The textile rental segment recorded other charges of $10,000 associated primarily with environmental matters. The associated reserves had been reduced to $8,400 at August 31, 1997.
      The losses resulting from the accruals and impairments are included in "Restructuring expense, asset impairments, and other charges" in the consolidated statements of income.


Note 6.  Divestitures and Acquisitions

In February 1997, the company sold the North Bros. insulation business for $27.1 million in cash. An immaterial gain was realized on the sale. The business had 1997 sales of $57,000 and operating income of $1,900. Additionally, immaterial gains were recognized as the company divested several non-strategic textile rental locations.
      In July 1997, the company sold 29 textile rental plants to G&K Services, Inc. at a pretax gain of $74.0 million. The following condensed pro forma consolidated balance sheet gives effect to the sale as if the transaction had occurred at August 31, 1996:

Condensed Pro Forma Consolidated Balance Sheet (Unaudited)     August 31, 1996

Assets
Current Assets:
      Cash and short-term investments                             $   346,713
      Receivables, net                                                249,823
      Inventories and linens in service                               228,808
      Other current assets                                              8,645
           Total Current Assets                                       833,989
Property, Plant, and Equipment, net                                   266,533
Other Assets                                                           83,402
           Total Assets                                           $ 1,183,924

Liabilities and Stockholders' Equity
Current Liabilities                                               $   230,191
Long-Term Debt, less current maturities                                24,920
Deferred Income Taxes                                                  63,347
Other Long-Term Liabilities                                            90,945
Stockholders' Equity                                                  774,521
           Total Liabilities and Stockholders' Equity             $ 1,183,924



      The following condensed pro forma consolidated statements of income restate reported results for the respective fiscal years to remove both the gain on the transaction and the results of the operations sold:


Condensed Pro Forma Consolidated Statements of Income (Unaudited)                   1997          1996
Sales and Service Revenues                                                    $  1,859,653    $1,803,034
Other Costs and Expenses                                                         1,708,672     1,648,460
Restructuring Expense, Asset Impairments, and Other Charges                         63,091             -
Income before Provision for Income Taxes                                            87,890       154,574
Provision for Income Taxes                                                          32,172        57,988
Income before Gain on Disposal                                                $     55,718    $   96,586
Earnings per Share                                                            $       1.23    $     2.01
Weighted Average Number of Shares Outstanding (thousands)                           45,191        47,941

                                                                       Page 37
                                                                    Exhibit 13


             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.


      The pro forma statements are not necessarily indicative of the financial position and results of operations that would have been attained had the divestiture been consummated on the dates indicated or that may be attained in the future.
      In 1997, cash acquisition spending totaled $4.3 million and was the result of the chemical segment's purchase of chemical products companies in Ohio and Canada and the lighting equipment segment's acquisition of a small emergency lighting products manufacturer in Canada. The company also issued 536,872 shares valued at $20.5 million to acquire Enforcer Products, Inc., a specialty chemical company with a retail focus. The operating results of Enforcer were included in the chemical segment beginning with the third quarter of fiscal 1997.
      Acquisitions during 1996 related to the textile rental segment and were not material. During 1996 and 1995, the company divested several non-strategic or unprofitable businesses, primarily in the textile rental segment, generating cash of $15,250 and $14,044, respectively.
      In May 1995, the company acquired the assets of Infranor Canada Inc., a Canadian lighting products manufacturer based in Saint Hyacinthe, Quebec. The operating results of Infranor were included in the lighting equipment segment for the fourth quarter of fiscal 1995. Full-year acquisition spending of $2.7 million also included several small purchases for the textile rental segment.


Note 7.  Income Taxes

Income taxes are reconciled with the Federal statutory rate as follows:


                                                                                        1997          1996          1995
Federal income tax computed at statutory rate                                         $62,677      $56,647       $ 52,674
Increase (decrease) in taxes:
State income tax, net of Federal income tax benefit                                     9,169        5,368          4,308
Other, net                                                                                (46)      (1,315)          (582)
                                                                                      $71,800      $60,700       $ 56,400

      The following summarizes the components of income tax expense:

                                                                                       1997          1996          1995
Provision for current Federal taxes                                                 $ 93,912      $ 50,899       $55,921
Provision for current state taxes                                                     14,106         8,258         6,628
Provision (credit) for deferred taxes                                                (36,218)        1,543        (6,149)
                                                                                    $ 71,800      $ 60,700       $56,400

      Components of the net deferred income tax liability at August 31, 1997 and 1996 include:

                                                                                             1997          1996
Deferred tax liabilities:
      Depreciation                                                                        $  23,116     $  43,790
      Safe harbor lease                                                                      31,083        39,030
      Amortization of linens                                                                 22,187        19,116
      Pension                                                                                12,015        10,906
      Total deferred tax liabilities                                                         88,401       112,842
Deferred tax assets:
      Self insurance                                                                        (26,307)      (30,249)
      Deferred compensation                                                                  (9,143)       (7,966)
      Bonuses                                                                                (2,989)       (2,816)
      Foreign tax losses                                                                       (605)       (2,483)
      Asset disposition reserves                                                            (17,402)           --
      Other assets                                                                          (10,939)       (8,133)
      Total deferred tax assets                                                             (67,385)      (51,647)
Net deferred tax liability                                                                $  21,016     $  61,195

      At August 31, 1997, the company had foreign net operating loss carryforwards of $1,639 expiring in fiscal years 1998 through 2004.
      Current income taxes payable were $38,351 and $5,374 at August 31, 1997 and 1996, respectively.

Page 38
                                                                    Exhibit 13


             Notes to Consolidated Financial Statements (continued)
                        National Service Industries, Inc.



Note 8.  Business Segment Information

                                                                                          Depreciation        Capital
                                    Sales and                                                 and          Expenditures
                                     Service            Operating        Identifiable     Amortization       Including
                                    Revenues          Profit (Loss)         Assets           Expense        Acquisitions
1997
Lighting Equipment                $   952,026         $   92,372          $  353,224          $16,722        $21,688
Textile Rental (1)                    493,535             60,792             190,139           27,014         13,050
Chemical (2)                          402,569             31,647             202,769            8,679         12,875
Envelope (3)                          131,015             10,190              55,271            3,297          7,159
Other                                  57,034              1,906                  --              611            509
                                    2,036,179            196,907             801,403           56,323         55,281
Corporate (4)                                            (16,205)            304,949            1,658          1,709
Interest Expense, net                                     (1,624)
                                  $ 2,036,179         $  179,078          $1,106,352          $57,981        $56,990
1996
Lighting Equipment                $   867,771         $   76,085          $  332,006          $15,224        $20,800
Textile Rental (1)                    530,625             42,198             420,169           29,753         28,418
Chemical                              367,682             38,611             170,327            8,127          5,744
Envelope (5)                          125,834             10,041              51,258            2,741          5,759
Other (5)                             121,650              5,242              29,436            1,410          1,221
                                    2,013,562            172,177           1,003,196           57,255         61,942
Corporate                                                 (8,764)             91,450            1,173          3,624
Interest Expense, net                                     (1,565)
                                  $ 2,013,562         $  161,848          $1,094,646          $58,428        $65,566
1995
Lighting Equipment                $   851,363         $   61,313          $  340,187          $14,205        $23,098
Textile Rental (1)                    546,447             51,016             422,108           30,787         28,144
Chemical                              352,670             35,227             169,376            6,711          4,527
Envelope (5)                          109,806              8,882              47,125            2,390          2,957
Other (5)                             110,341              5,469              36,275            1,437          1,163
                                    1,970,627            161,907           1,015,071           55,530         59,889
Corporate                                                 (9,762)            116,275            1,600             21
Interest Expense, net                                     (1,648)
                                  $ 1,970,627         $  150,497          $1,131,346          $57,130        $59,910

(1) Textile rental segment 1997 operating profit includes one-time charges of $17,800 for restructuring and other and $31,800 for asset impairments. Gains resulting from the sale of fixed assets and businesses were $75,097 in 1997, $7,800 in 1996, and $6,300 in 1995.
(2) Chemical segment operating profit includes one-time charges of $1,500 for restructuring and $8,100 for asset impairments.
(3) Envelope segment operating profit includes one-time charges of $230 for restructuring.
(4) Corporate operating profit includes one-time charges of $3,700 for asset impairments.
(5) Prior-year amounts have been restated to conform to current-year presentation.


Note 9.  Quarterly Financial Data (Unaudited)


                                          Sales and
                                           Service                      Income                     Earnings
                                          Revenues     Gross Profit  before Taxes   Net Income     per Share
1997
1st Quarter                               $511,893      $199,711       $39,340       $24,834          $.54
2nd Quarter                                499,236       188,726        32,187        20,345           .45
3rd Quarter                                515,279       210,864        46,808        29,434           .65
4th Quarter (1)                            509,771       208,060        60,743        32,665           .73
1996
1st Quarter                               $492,550      $190,747       $37,095       $23,269          $.48
2nd Quarter                                482,206       180,258        30,720        19,250           .40
3rd Quarter (2)                            516,870       202,378        44,336        27,677           .58
4th Quarter (2)                            521,936       202,393        49,697        30,952           .66


(1) Results for the fourth quarter include the gain on the sale of the textile rental plants of $75,097 and charges for restructuring and other reserves of $19,600 and asset impairments of $43,500.
(2) Results for the third and fourth quarters include favorable self-insurance reserve adjustments of $6,302 and $7,644, respectively.

                                                                     Page 39
                                                                  Exhibit 13


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

James S. Balloun
Chairman, President, and Chief Executive Officer

Brock A. Hattox
Executive Vice President and Chief Financial Officer

Mark R. Bachmann
Vice President and Controller



                    Report of Independent Public Accountants

To the Stockholders of National Service Industries, Inc.:

We have audited the accompanying consolidated balance sheets of National Service Industries, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Service Industries, Inc. and subsidiaries as of August 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997 in conformity with generally accepted accounting principles.

                                                           Arthur Andersen LLP

Atlanta, Georgia
October 20, 1997

Page 40
                                                                    Exhibit 13



                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        National Service Industries, Inc.

Financial Condition

National Service Industries maintained a strong financial position at August 31, 1997. Net working capital was $498.8 million, up from $409.0 million at August 31, 1996, and the current ratio was 2.8, compared with 3.1 at the prior year end. Cash and short-term investments increased to $262.4 million, from $59.2 million last August, largely as a result of the cash realized on the sale of 29 textile rental plants to G&K Services, Inc. in July 1997. During 1997, the company invested $53.1 million in capital expenditures and acquisitions. The percent of short-term and long-term debt to total capitalization was 4.6 percent at August 31, 1997 and 4.2 percent at the prior year end. Cash provided by operating activities was $127.6 million, compared to $153.0 million in 1996 and $145.9 million in 1995. The 1997 decrease resulted primarily from investment in inventories to support increased sales of the lighting equipment segment and changes in deferred taxes associated with the textile rental divestiture. The 1996 improvement was due in large part to better management of inventories and higher net income.
      Capital expenditures, exclusive of acquisition spending, were $48.8 million in 1997, $65.5 million in 1996, and $58.8 million in 1995. During both 1997 and 1996, the lighting equipment segment invested in facility and process improvements, equipment replacements, and tooling for new products. 1996 spending also included expansion of the segment's production facility in Monterrey, Mexico. The textile rental segment made substantial investments in facility improvements and replacement of equipment during 1997 and 1996.
      Cash payments in connection with acquisitions totaled $4.3 million in 1997, $.6 million in 1996, and $2.7 million in 1995. In 1997, the chemical segment purchased chemical products companies in Ohio and Canada, and the lighting equipment segment acquired a small emergency lighting products manufacturer in Canada. The company also issued 536,872 shares valued at $20.5 million to acquire Enforcer Products, Inc., a specialty chemical company with a retail focus. The operating results of Enforcer were included in the chemical segment beginning with the third quarter of fiscal 1997.
      The two prior years included spending for small acquisitions of the textile rental segment. In 1995, the company also acquired the assets of Infranor Canada Inc., a Canadian lighting products manufacturer based in Saint Hyacinthe, Quebec. The operating results of this acquisition were included in the lighting equipment segment beginning with the fourth quarter of fiscal 1995.
      In February 1997, the company sold the North Bros. insulation business for $27.1 million in cash. An immaterial gain was realized on the sale. The business had 1997 sales of $57.0 million and operating income of $1.9 million through the date of sale. Additionally, immaterial gains were realized as the company divested several non-strategic textile rental locations.
      In July 1997, the company sold 29 textile rental plants to G&K Services, Inc. for approximately $280 million in cash, resulting in a pretax gain of $74.0 million. The divested locations had 1997 sales of $176.5 million and operating income of $9.4 million through the date of sale.
      During 1996 and 1995, the company divested several non-strategic businesses, primarily in the textile rental segment, generating cash of $15.3 million and $14.0 million, respectively.
      During 1997, the company distributed 164 percent of net income to shareholders through dividends and share repurchases. A total of 2,727,000 shares were purchased under the company's standing annual authorization to repurchase 2.0 million shares plus the number of new shares issued in any one year. An additional 273,000 shares were purchased under the 1997 supplemental authorization for 1.25 million shares granted as a result of the textile rental divestiture transaction. Last year, the company spent $75.2 million on the repurchase of 2.0 million shares of its common stock. Dividend payments totaled $54.2 million, or $1.19 per share, in 1997, $55.3 million, or $1.15 per share, in 1996, and $54.2 million, or $1.11 per share, in 1995. The fiscal 1997 dividend of $1.19 per share was a 3.4 percent increase.

                                                                       Page 41
                                                                    Exhibit 13



                Management's Discussion and Analysis of Financial
                 Condition and Results of Operations (continued)
                        National Service Industries, Inc.

      For the periods presented, capital expenditures, working capital needs, dividends, acquisitions, and share repurchases were financed primarily with internally generated funds and some 1997 interim borrowing against the committed credit facility (discussed below). European operations were supplemented by short-term borrowings in the European market. Contractual commitments for capital and acquisition spending for fiscal 1998 total $22.6 million. The company expects actual capital expenditures in 1998 to be somewhat higher than the 1997 level. Late in fiscal 1996, the company negotiated the $250 million multi-currency committed credit facility with eleven domestic and international banks. The company has complimentary lines of credit totaling $62 million, of which $40 million has been provided domestically and $22 million is available on a multi-currency basis primarily from a European bank. Current liquid assets, internally generated funds, and the available credit are expected to meet the anticipated general operating cash requirements for the next twelve months.

Results of Operations

National Service Industries posted record revenues of $2.04 billion for the fiscal year ended August 31, 1997. Total year revenues increased $22.6 million, or 1.1 percent, from $2.01 billion in 1996, resulting from higher volumes in the lighting equipment, chemical, and envelope segments. Revenues for 1996 increased $42.9 million, or 2.2 percent, from $1.97 billion in 1995, primarily as a result of higher pricing in the lighting equipment segment and volume gains across the chemical and envelope segments.
      Net income for fiscal 1997 increased $6.1 million, or 6.1 percent, to $107.3 million, or $2.37 per share. Earnings per share grew at the greater rate of 12.5 percent due to a reduction of 2.8 million in average shares outstanding. For fiscal 1996, net income grew 7.5 percent to $101.1 million, or $2.11 per share.
      Lighting equipment segment sales grew 9.7 percent to $952 million from $868 million in 1996. Net income rose 21.4 percent to 9.7 percent of revenues. Higher unit volumes, primarily in the non-residential construction market, contributed to the increase in sales and, combined with improved mix and lower manufacturing costs, drove income higher. Sales for 1996 increased 1.9 percent from 1995 on the strength of pricing gains that were somewhat offset by lower unit volumes. For 1996, operating profit advanced 24.1 percent to 8.8 percent of revenues, compared with 7.2 percent of revenues in 1995. 1996 margin improvements resulted from a more favorable product mix and lower manufacturing costs.
      Textile rental segment revenues for 1997 decreased 7.0 percent to $494 million primarily as a result of the businesses divested. For 1997, operating income increased 44.1 percent to $60.8 million. The $75.1 million gain on the sale of plants was offset by restructuring expenses, asset impairments, and other charges totaling $49.6 million. A review of the segment's under-performing and non-strategic locations resulted in a plan to dispose of certain plants and consolidate the operations of others. Restructuring expenses included severance and union-related expenses of $1.2 million and exit expenses of $6.7 million for unexpired leases, costs to dispose of facilities, and costs of personnel to effect the closures and consolidations. Also as a result of the review and due to a combination of historical losses, anticipated future losses, and inadequate cash flows, the segment recorded an impairment loss of $22.3 million on assets to be disposed of and $9.5 million on assets held for use. After the impairment charge, the remaining net book value of the assets to be disposed of was immaterial. The benefits of these actions, primarily due to reduced employee and facility expenses, will be partially offset by the costs of plant consolidations over the next several years and will grow from approximately $3.0 million in fiscal 1998 to roughly $6.0 million in fiscal 2001. The restructuring is not expected to materially impact future liquidity or other sources and uses of capital.

Page 42
                                                                    Exhibit 13



                Management's Discussion and Analysis of Financial
                 Condition and Results of Operations (continued)
                        National Service Industries, Inc.

      Textile rental segment revenues for 1996 were $531 million, compared with $546 million in 1995, and reflected lost sales from divested branches and continued price pressure. Operating income decreased 17.3 percent to 8.0 percent of revenues, compared with 9.3 percent of revenues in 1995, as a result of lower selling prices and cost increases for labor and merchandise, which were partially offset by lower workers' compensation costs and one-time gains on asset sales.
      Chemical segment revenues for 1997 grew 9.5 percent to $403 million, from $368 million in 1996, as a result of incremental volumes from U.S. and Canadian acquisitions. Operating income declined as a percent of sales due to higher manufacturing costs and investments to increase the size and capability of the segment's fully commissioned sales force. A study of the segment's European operations resulted in a severance-related charge of $1.5 million for operational reorganizations and an asset impairment loss of $8.1 million resulting from historical losses and inadequate future cash flows. Fiscal 1996 revenues advanced 4.3 percent to $368 million, from $353 million in 1995. The gains resulted from higher unit volumes, predominantly in domestic operations. Fiscal 1996 operating income grew 9.6 percent to 10.6 percent of revenues, from
10.0 percent of revenues in 1995, as margins benefited from the volume increases and lower material and operating costs.
      Envelope segment 1997 sales increased 4.1 percent to $131 million from $126 million in 1996 and $110 million in 1995. The impact of volume gains earlier in the year was reduced by contractual price adjustments in the fourth quarter due to reduced paper costs. Operating profit was only slightly ahead of 1996 levels due to increased manufacturing costs associated with the segment's growth initiatives. 1995 operating profit grew as a result of volume increases.
      The decrease in sales and operating profits of the "other" category reflects the divestiture of the insulation service business in February 1997.
      Corporate income declined $7.4 million in 1997 due to the fourth quarter asset impairment recorded to reflect the $1.2 million appraised value of an asset held for sale and due to accrued incentive plan costs. Corporate income increased in 1996 and declined in 1995 mainly because of 1995 accruals for higher business taxes. During all periods presented, the company benefited from higher average levels of short-term investments. Foreign currency exchange rate fluctuations were unfavorable in 1997, compared with favorable results in 1996 and 1995. Net interest expense varied only slightly for the three years presented.
      Consolidated income before taxes grew 10.6 percent and net income grew 6.1 percent in 1997. Excluding unusual gains and expenses, improvement resulted primarily from growth in the lighting equipment segment. In 1996, consolidated income before taxes and net income grew 7.5 percent, compared with 13.8 percent for both measures in 1995. The 1996 decline was due primarily to a lower rate of growth in segment operating profits. The 1997 provision for income taxes was
40.1 percent of pretax income, compared with 37.5 percent in 1996 and 1995. The increase in the 1997 rate was due mainly to the higher rate applicable to the gain on the textile rental divestiture.

Outlook

Fiscal 1997 was a year in which NSI solidified its vision of its businesses and took actions to position the company for the future. Fiscal 1998 sales are anticipated to be down slightly due to the lost sales of the divested businesses. Sales growth of continuing businesses is expected to exceed 5.0 percent, given the continued strength in the lighting equipment market and growth initiatives in the chemical and envelope segments. NSI will continue to invest for future profitable growth of the remaining businesses and to increase the pace of acquisitions. The year-over-year gain in earnings per share is expected to be in line with 1997's growth performance.

                                                                       Page 43
                                                                    Exhibit 13

                           Ten-Year Financial Summary
                        National Service Industries, Inc.

(Dollar amounts in thousands, except per-share data)               1997            1996            1995                1994
Operating Results
Net sales of products                                           $ 1,542,644    $ 1,482,937    $ 1,424,180         $ 1,337,410
Service revenues                                                    493,535        530,625        546,447             544,454
Total revenues                                                    2,036,179      2,013,562      1,970,627           1,881,864
Cost of products sold                                               945,794        933,405        908,869             875,055
Cost of services                                                    283,024        304,381        299,687             286,519
Selling and administrative expenses                                 633,740        616,513        601,143             576,463
Interest expense (income), net                                        1,624          1,565          1,648               2,788
Gain on sale of businesses (1)                                      (75,097)        (7,579)        (5,726)             (2,249)
Restructuring expense, asset impairments, and other                  63,091             --             --                  --
charges
Other expense, net (1)                                                4,925          3,429         14,509              11,090
Income before taxes                                                 179,078        161,848        150,497             132,198
Income taxes                                                         71,800         60,700         56,400              49,500
Net income                                                      $   107,278    $   101,148    $    94,097         $    82,698

Per-Share Data (2)
Net income                                                      $      2.37    $      2.11    $      1.93         $      1.67
Cash dividends                                                         1.19           1.15           1.11                1.07
Stockholders' equity                                                  15.20          15.45          15.41               14.77

Financial Ratios
Current ratio                                                           2.8            3.1            3.2                 3.2
Net income as a percent of sales                                        5.3%           5.0%           4.8%                4.4%
Return on average stockholders' equity                                 15.5%          13.6%          13.0%               11.6%
Dividends as a percent of current year earnings                        50.2%          54.6%          57.6%               64.1%
Percent of debt to total capitalization                                 4.6%           4.2%           4.3%                4.3%

(Dollar amounts in thousands, expert per-share data)                1993              1992                   1991
Operating Results
Net sales of products                                           $ 1,257,906       $ 1,189,684           $ 1,164,181
Service revenues                                                    546,916           444,127               437,534
Total revenues                                                    1,804,822         1,633,811             1,601,715
Cost of products sold                                               832,264           810,552               791,355
Cost of services                                                    281,551           236,474               240,376
Selling and administrative expenses                                 556,162           462,240               456,622
Interest expense (income), net                                        3,645              (837)               (4,332)
Gain on sale of businesses (1)                                       (1,379)               --                    --
Restructuring expense, asset impairments, and other                      --                --                63,467
charges
Other expense, net (1)                                               13,063             8,474                 5,591
Income before taxes                                                 119,516           116,908                48,636
Income taxes                                                         44,400            42,800                16,400
Net income                                                      $    75,116       $    74,108           $    32,236

Per-Share Data (2)
Net income                                                      $      1.52       $      1.50                 $. 65
Cash dividends                                                         1.03               .99                   .95
Stockholders' equity                                                  14.21             13.79                 13.33

Financial Ratios
Current ratio                                                           2.9               3.5                   3.4
Net income as a percent of sales                                        4.2%              4.5%                  2.0%
Return on average stockholders' equity                                 10.9%             11.1%                  4.8%
Dividends as a percent of current year earnings                        67.9%             66.3%                146.2%
Percent of debt to total capitalization                                 4.7%              4.2%                  5.0%


(Dollar amounts in thousands, expert per-share data)                1990               1989                1988
Operating Results
Net sales of products                                           $ 1,250,833         $ 1,183,666         $ 1,093,163
Service revenues                                                    396,981             355,845             321,025
Total revenues                                                    1,647,814           1,539,511           1,414,188
Cost of products sold                                               832,867             800,385             741,383
Cost of services                                                    219,673             198,262             179,793
Selling and administrative expenses                                 438,949             397,160             361,845
Interest expense (income), net                                       (3,712)             (3,805)             (2,429)
Gain on sale of businesses (1)                                           --              (3,080)                 --
Restructuring expense, asset impairments, and other                      --                  --                  --
charges
Other expense, net (1)                                                4,322               2,571                 374
Income before taxes                                                 155,715             148,018             133,222
Income taxes                                                         56,000              53,300              47,100
Net income                                                      $    99,715         $    94,718         $    86,122

Per-Share Data (2)
Net income                                                      $      2.02         $      1.92         $      1.75
Cash dividends                                                          .90                 .82                 .73
Stockholders' equity                                                  13.68               12.44               11.33

Financial Ratios
Current ratio                                                           4.5                 4.8                 5.0
Net income as a percent of sales                                        6.1%                6.2%                6.1%
Return on average stockholders' equity                                 15.6%               16.3%               16.3%
Dividends as a percent of current year earnings                        44.6%               42.6%               41.8%
Percent of debt to total capitalization                                 4.2%                3.5%                3.9%


Page 44
                                                                  Exhibit 13

                     Ten-Year Financial Summary (continued)
                        National Service Industries, Inc.

(Dollar amounts in thousands, except per-share data)         1997         1996           1995          1994
Financial Position
Increase (decrease) in:
Cash and cash equivalents                             $    (1,539)   $   (20,740)   $    20,783    $    42,766
Short-term investments                                    204,751         (3,047)         1,019         (2,197)
Net working capital                                       498,758        408,955        437,840        413,114

Short-term debt                                       $     5,889    $     6,742    $     6,486    $     5,765
Long-term debt                                             26,197         24,920         26,776         26,863
Total debt                                                 32,086         31,662         33,262         32,628
Stockholders' equity                                      671,813        718,008        744,404        727,385
Capitalization                                        $   703,899    $   749,670    $   777,666    $   760,013

Other Data
Capital expenditures (including acquisitions)         $    56,990    $    65,566    $    59,910    $    42,508
Depreciation and amortization                              57,981         47,643         57,130         60,548
Total assets                                            1,106,352      1,094,646      1,131,346      1,101,261
Deferred income taxes                                      34,093         63,347         65,756         73,319
Self-insurance reserves                                    57,056         63,369         67,830         61,081
Other long-term liabilities                                35,193         27,576         24,010         22,940
Weighted average number of shares outstanding (in          45,191         47,941         48,696         49,547
thousands) (2)
Shareholders                                                7,165          6,281          6,655          7,034
Employees                                                  16,100         20,600         21,100         22,000

Use of Total Revenues
Salaries and wages                                    $   572,517    $   580,571    $   568,616    $   565,859
Materials and supplies                                    909,082        875,658        832,668        783,610
Other operating expenses (1)                              333,199        348,142        370,575        349,849
Taxes and licenses                                        124,805        115,621        110,397        102,097
Gain on sale of businesses (1)                            (75,097)        (7,579)        (5,726)        (2,249)
Restructuring expense, asset impairments, and other        63,091             --             --             --
charges
Dividends paid                                             54,222         55,272         54,156         53,042
Retained earnings                                          54,360         45,877         39,941         29,656
                                                      $ 2,036,179    $ 2,013,562    $ 1,970,627    $ 1,881,864


(Dollar amounts in thousands, except per-share data)       1993            1992           1991           1990
Financial Position
Increase (decrease) in:
Cash and cash equivalents                             $   (85,284)   $    27,617    $   (50,437)   $    23,433
Short-term investments                                     (3,736)        (5,551)        12,813        (27,247)
Net working capital                                       363,575        399,893        386,306        447,800

Short-term debt                                       $     6,196    $     1,434    $     3,254    $     2,253
Long-term debt                                             28,418         28,359         31,373         27,465
Total debt                                                 34,614         29,793         34,627         29,718
Stockholders' equity                                      704,023        682,954        660,567        675,444
Capitalization                                        $   738,637    $   712,747    $   695,194    $   705,162


Other Data
Capital expenditures (including acquisitions)         $    82,171    $    49,789    $    90,229    $    82,932
Depreciation and amortization                              62,097         53,816         50,249         42,821
Total assets                                            1,081,510      1,036,908      1,008,319        960,622
Deferred income taxes                                      78,286         87,150         96,627         99,277
Self-insurance reserves                                    56,335         47,638         38,428         15,222
Other long-term liabilities                                27,110         28,677         22,015         16,067
Weighted average number of shares outstanding (in          49,556         49,539         49,540         49,389
thousands) (2)
Shareholders                                                7,262          7,554          7,996          8,248
Employees                                                  22,200         20,100         20,900         21,800

Use of Total Revenues
Salaries and wages                                    $   572,163    $   502,709    $   501,502    $   491,334
Materials and supplies                                    760,551        700,338        683,871        713,310
Other operating expenses (1)                              301,356        273,330        258,919        246,288
Taxes and licenses                                         97,015         83,326         59,889         97,167
Gain on sale of businesses (1)                             (1,379)            --             --             --
Restructuring expense, asset impairments, and other            --             --         63,467             --
charges
Dividends paid                                             51,041         49,105         47,124         44,506
Retained earnings                                          24,075         25,003        (13,057)        55,209
                                                      $ 1,804,822    $ 1,633,811    $ 1,601,715     $1,647,814


(Dollar amounts in thousands, except per-share data)        1989         1988

Financial Position
Increase (decrease) in:
Cash and cash equivalents                             $    14,612    $   (24,786)
Short-term investments                                    (19,633)        35,971
Net working capital                                       450,185        439,990

Short-term debt                                       $     1,372    $     1,237
Long-term debt                                             20,765         21,391
Total debt                                                 22,137         22,628
Stockholders' equity                                      612,668        558,160
Capitalization                                        $   634,805    $   580,788

Other Data
Capital expenditures (including acquisitions)         $    66,491    $    55,394
Depreciation and amortization                              36,260         31,037
Total assets                                              886,358        823,906
Deferred income taxes                                     101,320        103,021
Self-insurance reserves                                    15,213         15,016
Other long-term liabilities                                17,964         15,330
Weighted average number of shares outstanding (in          49,255         49,258
thousands) (2)
Shareholders                                                8,459          8,851
Employees                                                  20,800         20,400

Use of Total Revenues
Salaries and wages                                    $   465,522    $   428,325
Materials and supplies                                    668,655        616,223
Other operating expenses (1)                              222,350        201,478
Taxes and licenses                                         91,346         82,040
Gain on sale of businesses (1)                             (3,080)            --
Restructuring expense, asset impairments, and other            --             --
charges
Dividends paid                                             40,389         35,960
Retained earnings                                          54,329         50,162
                                                    $   1,539,511    $ 1,414,188



(1) Prior-year amounts have been restated to conform to current-year presentation.
(2) Restated to reflect stock split of 3 for 2 effective January 13, 1987.

                                                                       Page 45
                                                                    Exhibit 13



                             Shareholder Information
                        National Service Industries, Inc.

Executive Offices
NSI Center
1420 Peachtree Street, NE
Atlanta, Georgia 30309-3002
(404) 853-1000

Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
P.O. Box 8217
Boston, Massachusetts 02266-8217
(800) 633-4236

Independent Public Accountants
Arthur Andersen LLP
133 Peachtree Street, NE
Suite 2500
Atlanta, Georgia 30303-1846
(404) 658-1776

Annual Meeting
10:00 a.m., Wednesday, January 7, 1998
Woodruff Arts Center
1280 Peachtree Street, NE
Atlanta, Georgia 30309-3502

Listing
New York Stock Exchange. Ticker Symbol: NSI

Shareholders of Record
The number of shareholders of record holding NSI common stock was 7,165 as of October 3, 1997.

Reports Available to Shareholders
Copies of the following company reports may be obtained, without charge:
1997 Annual Report to the Securities and Exchange Commission, filed on Form 10-K; and Quarterly Reports to the Securities and Exchange Commission, filed on Form 10-Q.

Requests should be directed to:
National Service Industries, Inc.
NSI Center
Attention: Investor Relations, MS 831
1420 Peachtree Street, NE
Atlanta, Georgia 30309-3002
(404) 853-1201

Web Site
www.nationalservice.com

Dividend Reinvestment Plan
An automatic dividend reinvestment plan is available to all shareholders of record. Dividends can be automatically reinvested in NSI common stock. Participants may also add cash for the purchase of additional shares. For more information, contact the Transfer Agent at (800) 633-4236.

Cash Dividends
NSI now offers direct deposit of dividends to bank, savings, or money market accounts. For more information, contact the Transfer Agent at (800) 633-4236.

Common Share Prices and Dividends per Share

                                                                  Dividends
                                           Price per Share         Paid per
                                          High         Low           Share
1997
1st Quarter                             $38 1/4       $33 1/2        $.29
2nd Quarter                              39 7/8        33 5/8         .30
3rd Quarter                              44 3/4        37 1/4         .30
4th Quarter                              52 1/4        43 1/4         .30

1996
1st Quarter                             $32 3/4       $28 5/8        $.28
2nd Quarter                              35 1/4        30 3/4         .29
3rd Quarter                              39 7/8        32 1/2         .29
4th Quarter                              40 1/4        37 1/2         .29

The above common share prices are as quoted on the New York Stock Exchange.

                                Inside Back Cover