Form 10-K, Exhibit 13
period 1998-08-31
NATIONAL SERVICE INDUSTRIES INC
filed 1998-11-18
CIK 70538

                                                                         Page 51
                                                                      Exhibit 13
                           CONSOLIDATED BALANCE SHEETS
                        National Service Industries, Inc.


                                                                                                             August 31
In thousands, except share and per share data)                                                          1998                  1997

Assets
Current Assets:
      Cash and cash equivalents                                                                   $     19,146          $     57,123
      Short-term investments                                                                                 -               205,302
      Receivables, less reserves for doubtful accounts of $4,631 in 1998 and $4,302 in 1997            307,140               258,689
      Inventories, at the lower of cost (on a first-in, first-out basis) or market                     197,950               179,046
      Linens in service, net of amortization                                                            58,826                60,805
      Deferred income taxes                                                                             17,542                13,077
      Prepayments                                                                                        6,447                 6,716
           Total Current Assets                                                                        607,051               780,758

Property, Plant, and Equipment, at cost:
      Land                                                                                              21,450                19,911
      Buildings and leasehold improvements                                                             150,326               138,933
      Machinery and equipment                                                                          485,271               434,194
           Total Property, Plant, and Equipment                                                        657,047               593,038
      Less - Accumulated depreciation and amortization                                                 385,176               356,308
           Property, Plant, and Equipment - net                                                        271,871               236,730


Other Assets:
      Goodwill and other intangibles                                                                    88,280                50,166
      Other                                                                                             43,482                38,698
           Total Other Assets                                                                          131,762                88,864
                Total Assets                                                                        $1,010,684            $1,106,352

Page 52
                                                                      Exhibit 13
                     CONSOLIDATED BALANCE SHEETS (continued)
                        National Service Industries, Inc.


                                                                                                             August 31
(In thousands, except share and per share data)                                                         1998                  1997

Liabilities and Stockholders' Equity
Current Liabilities:
      Current maturities of long-term debt                                                      $           98        $          116
      Notes payable                                                                                      7,883                 5,773
      Accounts payable                                                                                  95,217               101,512
      Accrued salaries, commissions, and bonuses                                                        34,820                34,776
      Current portion of self-insurance reserves                                                        11,253                12,540
      Accrued taxes payable                                                                                  -                38,351
      Other accrued liabilities                                                                         72,724                88,932
           Total Current Liabilities                                                                   221,995               282,000
Long-Term Debt, less current maturities                                                                 78,092                26,197
Deferred Income Taxes                                                                                   40,404                34,093
Self-Insurance Reserves, less current portion                                                           44,573                57,056
Other Long-Term Liabilities                                                                             46,719                35,193
Commitments and Contingencies (Note 4)

Stockholders' Equity:
      Series A participating  preferred stock, $.05 stated value, 500,000 shares authorized,  none issued
      Preferred  stock,  no par value,  500,000 shares authorized, none issued
      Common stock, $1 par value, 80,000,000 shares authorized, 57,918,978 shares
       issued in 1998 and 1997                                                                          57,919                57,919
      Paid-in capital                                                                                   28,521                25,521
      Retained earnings                                                                                892,617               841,045
                                                                                                       979,057               924,485
Less - Treasury stock, at cost (16,457,340 shares in 1998 and 13,719,834 shares in 1997)               400,156               252,672
      Total Stockholders' Equity                                                                       578,901               671,813
           Total Liabilities and Stockholders' Equity                                               $1,010,684            $1,106,352



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                                                         Page 53
                                                                      Exhibit 13

                        CONSOLIDATED STATEMENTS OF INCOME
                        National Service Industries, Inc.


                                                                                              Years Ended August 31
(In thousands, except per share data)                                            1998                  1997                  1996

Sales and Service Revenues:
      Net sales of products                                                  $1,718,564             $1,542,644            $1,482,937
      Service revenues                                                          312,746                493,535               530,625

           Total Revenues                                                     2,031,310              2,036,179             2,013,562

Costs and Expenses:
      Cost of products sold                                                   1,044,215                945,794              933,405
      Cost of services                                                          183,470                283,024              304,381
      Selling and administrative expenses                                       634,061                633,740              616,513
      Interest expense, net                                                         749                  1,624                1,565
      Gain on sale of businesses                                                 (2,449)               (75,097)              (7,579)
      Restructuring expense, asset impairments, and other charges                   -                   63,091                  -
      Other (income) expense, net                                                (1,857)                 4,925                3,429

           Total Costs and Expenses                                           1,858,189              1,857,101            1,851,714

Income before Provision for Income Taxes                                        173,121                179,078              161,848
Provision for Income Taxes                                                       64,401                 71,800               60,700

Net Income                                                                   $  108,720             $  107,278            $ 101,148

Basic Earnings per Share                                                     $     2.56             $     2.37            $    2.11

Basic Weighted Average Number of Shares Outstanding                              42,462                 45,191               47,941

Diluted Earnings per Share                                                   $     2.53             $     2.36            $    2.10

Diluted Weighted Average Number of Shares Outstanding                            43,022                 45,534               48,189






The accompanying notes to consolidated financial statements are an integral part of these statements.

Page 54
                                                                      Exhibit 13
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        National Service Industries, Inc.


(In thousands, except share and per share data)                                     Common   Paid-in  Retained  Treasury
                                                                                     Stock   Capital  Earnings   Stock       Total

Balance August 31, 1995                                                              $57,919  $ 8,065 $746,256 $  (67,836)$ 744,404
      Treasury stock purchased (1)                                                      -        -       -        (75,223)  (75,223)
      Stock options exercised (2)                                                       -       2,956    -            760     3,716
      Net income                                                                        -        -     101,148        -     101,148
      Cash dividends of $1.15 per share paid on common stock                            -        -     (55,272)       -     (55,272)
      Adjustment to recognize net increase in pension liability                         -        -         (23)       -         (23)
      Foreign currency translation adjustment                                           -        -        (742)       -        (742)

Balance August 31, 1996                                                               57,919   11,021  791,367   (142,299)  718,008
      Treasury stock purchased (3)                                                      -        -       -       (121,668) (121,668)
      Stock options exercised (4)                                                       -       2,588    -          2,685     5,273
      Treasury stock issued in connection with acquisition (5)                          -      11,912    -          8,610    20,522
      Net income                                                                        -        -     107,278        -     107,278
      Cash dividends of $1.19 per share paid on common stock                            -        -     (54,222)       -     (54,222)
      Foreign currency translation adjustment                                           -        -      (3,378)       -      (3,378)

Balance August 31, 1997                                                               57,919   25,521  841,045   (252,672)  671,813
      Treasury stock purchased (6)                                                      -        -        -      (154,032) (154,032)
      Stock options exercised (7)                                                       -         625     -         3,305     3,930
      Treasury stock issued in connection with acquisition (8) `                        -       2,104     -         2,896     5,000
      Employee Stock Purchase Plan issuances (9)                                        -         271     -           347       618
      Net income                                                                        -        -     108,720        -     108,720
      Cash dividends of $1.23 per share paid on common stock                            -        -     (52,603)       -     (52,603)
      Adjustment to recognize net increase in pension liability                         -        -         (17)       -         (17)
      Foreign currency translation adjustment                                           -        -      (4,528)       -      (4,528)

Balance August 31, 1998                                                              $57,919  $28,521 $892,617  $(400,156)$ 578,901



(1)2,000,000 shares. (2)185,044 shares. (3)3,000,000 shares.  (4)190,330 shares.
(5)536,872 shares. (6) 3,025,162 shares. (7) 142,568 shares. (8) 130,804 shares.
(9) 14,284 shares.


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                         Page 55
                                                                      Exhibit 13
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        National Service Industries, Inc.


                                                                                                         Years Ended August 31

(In thousands)                                                                                      1998         1997        1996

Cash Provided by (Used for) Operating Activities
      Net income                                                                                  $108,720     $107,278   $ 101,148
      Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation and amortization                                                            48,846       57,981      58,428
           Provision for losses on accounts receivable                                               3,558        2,276       2,708
           (Gain) loss on the sale of property, plant, and equipment                                (3,400)       1,233      (1,652)
           Gain on the sale of businesses                                                           (2,449)     (75,097)     (7,579)
           Restructuring expense, asset impairments, and other charges                                 -         63,091         -
           Change in non-current deferred income taxes                                               6,311      (25,219)      1,864
           Change in assets and liabilities net of effect of acquisitions and divestitures -
                Receivables                                                                        (46,151)     (11,993)     (7,343)
                Inventories and linens in service, net                                             (15,647)     (11,286)      5,308
                Current deferred income taxes                                                       (4,383)     (10,926)      8,069
                Prepayments                                                                            578           47        (940)
                Accounts payable and accrued liabilities                                           (65,696)      30,941      (6,117)
                Self-insurance reserves and other long-term liabilities                               (957)        (758)       (895)

                      Net Cash Provided by Operating Activities                                     29,330      127,568     152,999



Cash Provided by (Used for) Investing Activities
      Change in short-term investments                                                             205,302     (204,751)      3,047
      Purchases of property, plant, and equipment                                                  (82,034)     (48,806     (65,499)
      Sale of property, plant, and equipment                                                         6,814        5,370       9,105
      Sale of businesses                                                                             3,064      311,382      15,250
      Acquisitions                                                                                 (45,305)      (4,320)       (600)
      Change in other assets                                                                        (5,381)       2,972      (3,071)

           Net Cash Provided by (Used for) Investing Activities                                   $ 82,460     $ 61,847   $ (41,768)

Page 56
                                                                      Exhibit 13

                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                        National Service Industries, Inc.


                                                                                                            Years Ended August 31
(In thousands)                                                                                      1998      1997         1996

Cash Provided by (Used for) Financing Activities
      Borrowings (repayments) of short-term debt, net                                            $     805 $    (11,021)$      -
      Borrowings (repayments) of long-term debt, net                                                51,043       (4,627)     (1,897)
      Recovery of investment in tax benefits                                                           -            661       1,720
      Deferred income taxes from investment in tax benefits                                            -         (1,972)     (4,273)
      Purchase of treasury stock, net                                                             (144,484)    (116,395)    (71,507)
      Cash dividends paid                                                                          (52,603)     (54,222)    (55,272)

           Net Cash Used for Financing Activities                                                 (145,239)    (187,576)   (131,229)

Effect of Exchange Rate Changes on Cash                                                             (4,528)      (3,378)       (742)

Net Change in Cash and Cash Equivalents                                                            (37,977)      (1,539)    (20,740)
Cash and Cash Equivalents at Beginning of Year                                                      57,123       58,662      79,402

Cash and Cash Equivalents at End of Year                                                         $  19,146 $     57,123 $    58,662

Supplemental Cash Flow Information:
      Income taxes paid during the year                                                          $ 100,270 $     68,475 $    58,974
      Interest paid during the year                                                                  7,025        5,614       4,994

Noncash Investing and Financing Activities:
      Noncash aspects of sale of businesses-
           Receivables incurred                                                                  $    -    $        391 $       234
           Liabilities assumed                                                                         166       22,637       1,009
      Noncash aspects of acquisitions -
           Liabilities assumed or incurred                                                       $   5,885 $     22,440 $         6
           Treasury stock issued                                                                     5,000       20,522         -


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                         Page 57
                                                                      Exhibit 13

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        National Service Industries, Inc.



(In thousands, except share and per share data)

Note 1:  Summary of Accounting Policies

Description of Business
The company operates in four business segments - lighting equipment, chemicals, textile rental, and envelopes - which are leading competitors in their respective markets. The lighting equipment segment produces a variety of fluorescent and non-fluorescent fixtures for markets throughout the United States, Canada, Mexico, and overseas. The chemical segment produces maintenance, sanitation, and water treatment products for customers throughout the United States, Canada, Puerto Rico, Western Europe, and Australia. The textile rental segment provides linens and dust control products to healthcare, lodging, and dining customer segments in the United States. The envelope segment produces business and specialty envelopes in the Northeast, South, and Southwest.

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

Cash, Cash Equivalents, and Short-Term Investments
Cash in excess of daily requirements is invested in time deposits and marketable securities and is included in the balance sheet at market value. The company considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents. Investments purchased with a maturity of more than three months and less than a year are considered short-term investments. There were no short-term investments at August 31, 1998. The carrying amount of short-term investments at August 31, 1997 approximated fair value and consisted primarily of corporate debt securities and commercial paper. In accordance with the criteria specified by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these investments were classified as "available for sale."


Concentrations of Credit Risk
Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets into which the company's products and services are provided, as well as their dispersion across many different geographic areas. As a result, as of August 31, 1998, the company does not consider itself to have any significant concentrations of credit risk.

Inventories  and Linens in Service
Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 1998 and 1997:

                                                         1998                1997

Raw materials and supplies                            $  78,730            $  71,266
Work in progress                                         10,725               10,572
Finished goods                                          108,495               97,208
                                                      $ 197,950            $ 179,046


      Linens in service are recorded at cost and are amortized over their estimated useful lives of 15 to 50 months.

Goodwill and Other  Intangibles
Goodwill of $3,460 was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($71,059 in 1998 and $34,974 in 1997) and other intangible assets are being amortized on a straight-line basis over various periods ranging from 10 to 40 years.
     The company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of goodwill and other long-lived assets or whether the remaining balance of goodwill should be evaluated for possible impairment. The company uses an estimate of related undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. During fiscal 1997, goodwill and other intangibles of $8,800 were written off due to the impairment of long-lived assets (See Note 5: Restructuring Expense and Asset Impairments).

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

Page 58
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.


Foreign Currency Translation
The functional currency for the company's foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable income taxes, resulting from the translation are included in retained earnings and are excluded from net income.
      Gains or losses resulting from foreign currency transactions are included in "Other (income) expense, net" in the consolidated statements of income and are not material.

Postretirement Healthcare and Life Insurance Benefits
The company's retiree medical plans are financed entirely by retiree contributions; therefore, the company has no liability in connection with them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not material.

Postemployment Benefits
SFAS No. 112, "Employers' Accounting for Postemployment Benefits," requires the accrual of the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. The company's accrual, which is not material, relates primarily to severance agreements and the liability for life insurance coverage for certain eligible employees.

Pension and Profit Sharing Plans
The company has several pension plans covering hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. The company makes annual contributions to the plans to the extent indicated by actuarial valuations. Plan assets are invested primarily in equity and fixed income securities.
      Net pension income for 1998, 1997, and 1996 included the following components:

                                                    1998          1997         1996

Service cost of benefits earned during the
period                                        $    3,091   $    3,636        $   2,719
Interest cost on projected benefit obligation      8,509        8,505            7,438
Return on plan assets                            (26,435)     (12,393)         (28,255)
Net amortization and deferral                     13,459         (768)          17,383


Net pension income                            $   (1,376)  $   (1,020)       $    (715)





     The following schedule reconciles the funded status of the plans as of June 1, 1998 and 1997, with amounts reported in the company's consolidated balance sheets at August 31, 1998 and 1997:

                                               1998                      1997

                                         Plan      Accumulated     Plan      Accumulated
                                        Assets       Benefit      Assets      Benefit
                                        Exceed     Obligation     Exceed     Obligation
                                     Accumulated     Exceeds    Accumulated   Exceeds
                                       Benefit        Plan        Benefit       Plan
                                      Obligation     Assets     Obligation     Assets

Actuarial present value of benefit
obligations
    as of June 1:
    Vested                               $(102,101)    $ (5,804)    $(87,929)$   (5,123)
    Nonvested                               (8,507)        (104)     (10,180)       (20)

Accumulated benefit obligation            (110,608)      (5,908)     (98,109)    (5,143)
Effect of projected salary increases        (5,852)      (2,177)      (5,379)    (1,195)

Total projected benefit obligation        (116,460)      (8,085)    (103,488)    (6,338)
Fair value of plan assets                  150,101         -         133,214        -

Plan assets greater (less) than
    projected benefit obligation            33,641      (8,085)       29,726     (6,338)
Unrecognized transition (asset)liability    (5,089)          49      (7,059)         61
Unrecognized prior service cost obligation   1,755        2,393        1,873      2,208
Unrecognized net loss (gain)                 8,829           34        9,891       (896)
Adjustment required to recognize
    minimum liability                          -           (892)         -         (596)
Prepaid  (accrued) pension expense at
August 31                                  $39,136     $ (6,501)    $ 34,431 $   (5,561)


      For all periods presented, the assumed growth rate of compensation is 5.5 percent and the expected long-term rate of return on plan assets is 9.5 percent. During 1998, the discount rate used to determine the projected benefit obligation was decreased from 8 percent to 7 percent to more closely approximate rates on high-quality, long-term obligations.
      The company also has profit sharing and 401(k) plans to which both employees and the company contribute. At August 31, 1998, assets of the 401(k) plans included shares of the company's common stock with a market value of approximately $14,797. The company's cost of these plans was $4,292 in 1998, $5,020 in 1997, and $4,595 in 1996.

                                                                         Page 59
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.


Interest Expense, Net
Interest expense, net, is comprised primarily of interest expense on long-term debt, credit facility borrowings, and line of credit borrowings offset by interest income on cash, cash equivalents, and short-term investments.


Other (Income) Expense, Net
Other (income) expense, net, is comprised primarily of amortization of intangible assets net of gains resulting from the sale of fixed assets in 1998, 1997, and 1996. Other (income) expense, net, also included casualty loss insurance proceeds in 1996.

Accounting Standards Yet to Be Adopted
During fiscal 1999, the company is required to adopt SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting of a measure of all changes in equity of an entity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. In the opinion of management, the adoption of SFAS No. 130 is not expected to have a material impact on the company's manner of reporting the components of comprehensive income.
      During fiscal 1999, the company is required to adopt SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires the reporting of financial information on the basis that it is used internally for evaluating segment performance and the allocation of resources to segments. In the opinion of management, the adoption of SFAS No. 131 is not expected to have a material impact on the company's manner of reporting information about its segments.
      During fiscal 1999, the company is required to adopt SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 amends SFAS Nos. 87, 88, and 106 by standardizing the disclosure requirements for pensions and other postretirement benefits, requiring additional information on changes in benefit obligations and fair values of plan assets, and eliminating certain other disclosures.
      SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June of 1998 and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. However, the company does not currently participate in any hedging activities, nor does it utilize any other derivative financial instruments.

Reclassifications
Certain amounts in the financial statements and notes have been reclassified to conform with the 1998 presentation.

Note 2:  Long-Term Debt and Lines of Credit

Long-term debt at August 31, 1998 and 1997, consisted of the following:

                                                                 1998      1997

6.5% to 9.25% mortgage notes, payable in installments through
  2000 (secured in part by property, plant, and equipment
  having a  net book value of $228 at August 31, 1998)          $    45 $    86
3.4% to 8.5%  other notes, payable in installments to 2026       78,145  26,227
                                                                 78,190  26,313
Less-Amounts payable within one year included in current
  liabilities                                                        98     116
                                                                $78,092 $26,197



     The annual principal payments of long-term debt for the five-year period ending August 31, 2003 are: 1999 - $98; 2000 - $108; 2001 - $106; 2002 - $95;
2003 - $102.
     In 1996, the company negotiated a $250,000 multi-currency committed credit facility (the "Credit Facility") with ten domestic and international banks. The Credit Facility has a term of five years, expiring in July 2001, with no provision for reduction in commitments. The Credit Facility contains restrictions on the incurrence of indebtedness by subsidiaries, as well as financial and other covenants, including restrictions that the company's ratio of total debt to capitalization may not exceed 60 percent at any time.
     The company has complimentary lines of credit totaling $122,000 for general operating purposes, of which $22,000 is available on a multi-currency basis. On August 31, 1998, the company borrowed $52,000 under the $100,000 domestic line of credit. Subsequent to the company's fiscal year end, these borrowings were repaid through borrowings on the Credit Facility. This borrowing has been classified as noncurrent because it is the company's intention to refinance this obligation on a long-term basis. In addition, $28,390 in letters of credit were outstanding at August 31, 1998 under the domestic line of credit. At August 31, 1998, the company had foreign currency short-term bank borrowings under the $22,000 line of credit equivalent to $7,883 at a weighted average interest rate of 4.91 percent.
     Long-term debt recorded in the accompanying consolidated balance sheets approximates fair value based on the borrowing rates currently available to the company for bank loans with similar terms and average maturities.

Page 60
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.


Note 3:  Common Stock and Related Matters

Shareholder Rights Plan
The company has a shareholder rights plan under which one preferred stock purchase right is presently attached to and trades with each outstanding share of the company's common stock. The plan, which was to have expired May 19, 1998, was amended and extended to May 19, 2008.
      The rights become exercisable and transferable apart from the common stock
(a) on the date that a person or group announces that they have acquired 15 percent or more of the company's common stock or (b) ten days after a person or group makes an unsolicited offer to acquire beneficial ownership of, or the right to obtain beneficial ownership of, 15 percent or more of the company's common stock (unless such date is extended by the Board of Directors) or (c) 20 business days before the date on which a business combination is reasonably expected to be consummated involving a person who, if the business combination is consummated, has or would acquire beneficial ownership of, or the right to obtain beneficial ownership of, 15 percent or more of the company's common stock and that person has directly or indirectly nominated a director of the company at the time the business combination is considered. The rights are not triggered if the Board of Directors is notified that reaching the trigger threshold was inadvertent and divestiture of sufficient stock is thereafter made. Once exercisable, each right entitles the holder to purchase one one-thousandth share of Series A Participating Preferred Stock at an exercise price of $160, subject to adjustment to prevent dilution. The rights have no voting power and, until exercised, no dilutive effect on net income per common share. The rights expire on May 19, 2008, and are redeemable under certain circumstances.
      If a person acquires 15 percent ownership, except in an offer approved under the plan by a majority of the nonemployee directors, each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right's exercise price, common stock or common stock equivalents having a market value immediately prior to the triggering of the right of twice that exercise price. In addition, after an acquirer obtains 15 percent ownership, if the company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right's exercise price, shares of common stock of the other party to the transaction having a market value immediately prior to the triggering of the right of twice that exercise price. Rights may not be redeemed for a 365-day period following a change in the majority of the Board of Directors if the redemption would facilitate a transaction with the person who caused the change of control of the Board of Directors.

Preferred Stock
The company has 1,000,000 shares of preferred stock authorized, 500,000 of which have been reserved for issuance under the shareholder rights plan. No shares of preferred stock had been issued at August 31, 1998 and 1997.

Earnings per Share
During fiscal 1998, the company adopted SFAS No. 128, "Earnings per Share." SFAS No. 128 supersedes Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share," and promulgates new accounting standards for the computation and manner of presentation of the company's earnings per share. Upon adoption, the company was required to restate previously reported annual and interim earnings per share in accordance with the provisions of SFAS No. 128. The adoption of SFAS No. 128 did not have a material impact on the computation or manner of presentation of the company's earnings per share as previously presented under APB 15.
     The following table represents a reconciliation of basic and diluted earnings per share at August 31:

                                                            1998          1997          1996

Basic weighted average shares outstanding                  42,462        45,191        47,941
Add:   Shares  of  common  stock  assumed issued upon
       exercise of  stock options                             560           343           248
Diluted weighted average shares outstanding                43,022        45,534        48,189
Net earnings used in the  computation  of
      basic  and  diluted   earnings  per
      share                                             $ 108,720     $ 107,278     $ 101,148
Earnings per Share:
      Basic                                             $    2.56     $    2.37     $    2.11
      Diluted                                           $    2.53     $    2.36     $    2.10


Stock-based Compensation
In 1990, the stockholders approved the National Service Industries, Inc. Long-Term Incentive Program for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under the program.
      In 1997, the stockholders approved the National Service Industries, Inc. Long-Term Achievement Incentive Plan for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under that plan.

                                                                         Page 61
                                                                      Exhibit 13
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.


     The stock options granted under both the incentive programs become exercisable in four equal annual installments beginning one year from the date of the grant.
     In January 1993, the stockholders approved the National Service Industries, Inc. 1992 Nonemployee Directors' Stock Option Plan, under which 100,000 treasury shares were reserved for issuance. The stock options granted under that plan become exercisable one year from the date of the grant.
     Under all stock option plans, the options expire ten years from the date of the grant and have an exercise price equal to the fair market value of the company's stock on the date of the grant. At August 31, shares available for issuance under all plans were 1,236,574 in 1998, 1,732,574 in 1997, and 300,408 in 1996.
     Stock option transactions for the stock option plans and stock option agreements during the years ended August 31, 1998, 1997, and 1996 were as follows:

                                          Outstanding                Exercisable

                                                 Weighted                  Weighted
                                    Number of    Average      Number of     Average
                                      Shares  Exercise Price    Shares  Exercise Price

Outstanding at August 31, 1995     1,088,773      $   24.89
      Granted                        513,200      $   32.06
      Exercised                     (185,044)     $   24.01
      Cancelled                     (150,886)     $   26.19

Outstanding at August 31, 1996     1,266,043      $   27.74    466,377        $   25.76

      Granted                        324,500      $   37.96
      Exercised                     (196,115)     $   25.96
      Cancelled                       (7,214)     $   31.46

Outstanding at August 31, 1997     1,387,214      $   30.35    731,914        $   27.11

      Granted                        500,000      $   44.50
      Exercised                     (142,568)     $   26.32
      Cancelled                            -            -


Outstanding at August 31, 1998     1,744,646      $   34.74    876,721        $   29.05

Range of option exercise prices:
      $19.75-$39.75
      (average life-6.3 years)     1,247,646      $   30.85    876,721        $   29.05
      $44.25-$59.44
      (average life-9.1 years)       497,000      $   44.50        -                -







      During fiscal 1997, the company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant date for awards in fiscal years 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                          1998          1997          1996

Pro Forma Information:
   Net income                            $106,297      $105,793      $100,284
   Basic earnings per share              $   2.50      $   2.34      $   2.09
   Diluted earnings per share            $   2.47      $   2.32      $   2.08


      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted average grant date fair value of options was $12.23, $9.69, and $6.08 for 1998, 1997, and 1996,
respectively. The following weighted average assumptions were used to estimate fair value:
                                               1998          1997          1996

Dividend yield                            2.809%        3.350%                4.009%
Expected volatility                        18.1%         16.8%                 15.3%
Risk-free interest rate                    6.10%         6.73%                 6.10%
Expected life of options                  10 years      10 years            10 years
Turnover rate                               5.0%          5.0%                  5.0%


Employee Stock Purchase Plan
In 1998, the stockholders approved the National Service Industries, Inc. Employee Stock Purchase Plan for the benefit of eligible employees. Under the plan, employees may purchase, through payroll deduction, the company's common stock at a 15 percent discount. Shares are purchased quarterly at 85 percent of the lower of the fair market value of the company's common stock on the first business day of the quarterly plan period or on the last business day of the quarterly plan period. There were 1,500,000 treasury shares reserved for purchase under the plan.

Page 62
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.



Note 4:  Commitments and Contingencies

Self-Insurance
It is the policy of the company to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually.

Leases
The company leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 1998, are as follows: 1999 - $11,902; 2000 - $9,762;
2001 - $7,201; 2002 - $5,680; 2003 - $4,737; after 2003 - $9,109.
      Total rent  expense was $12,237 in 1998,  $11,327 in 1997,  and $10,907 in
1996.

Collective Bargaining Agreements
Approximately 50 percent of the company's total work force is covered by collective bargaining agreements. Collective bargaining agreements representing 30 percent of the company's total work force will expire within one year.

Litigation
The company is involved in various legal matters primarily arising in the normal course of business. In the opinion of management, the company's liability in any of these matters will not have a material adverse effect on its financial condition or results of operations.

Environmental Matters
The company's operations, as well as other similar operations, are subject to comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of the company's operations to prevent air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. The company believes that it is in substantial compliance with all material environmental laws, regulations, and its permits. On an ongoing basis, the company incurs capital and operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial.
     The company's environmental reserves totaled $12,600 and $17,100 at August 31, 1998 and 1997, respectively. The actual cost of environmental issues may be substantially lower or higher than that reserved due to the difficulty in estimating such costs, potential changes in the status of government regulations, and the inability to determine the extent to which contributions will be available from other parties. The company does not believe that any such amount below or in excess of that accrued is reasonably estimable.
     Certain environmental laws, such as Superfund, can impose liability for the entire cost of site remediation upon each of the current or former owners or operators of a site or parties who sent waste to a site where a release of a hazardous substance has occurred regardless of fault or the lawfulness of the original disposal activity. Generally, where there are a number of financially viable potentially responsible parties ("PRPs"), liability has been apportioned based on the type and amount of waste disposed of by each party at such disposal site and the number of financially viable parties, although no assurance can be given as to any particular site.
     The company is currently a party to, or otherwise involved in, legal proceedings in connection with several state and federal Superfund sites, two of which are located on property owned by the company. Except for the Crymes Landfill matter in Georgia, the company believes its liability is de minimis at each of the sites which it does not own where it has been named as a PRP. At the Crymes Landfill Site, since the matter is currently in the investigative phase, the company does not know whether its liability is de minimis but believes that its exposure at the site is not likely to result in a material adverse effect on the company. For the property which the company owns on Seaboard Industrial Boulevard in Atlanta, Georgia, the company has agreed to conduct an investigation on its and adjoining properties pursuant to the Georgia Hazardous Site Response Act. Until that investigation is completed, the company will not be able to determine if remediation will be required, if the company will be solely responsible for the cost of such remediation, or whether such cost is likely to result in a material adverse effect on the company. For the property which the company owns on East Paris Street in Tampa, Florida, the company has been requested by the State of Florida to clean up chlorinated solvent contamination in the groundwater on the property and on surrounding property known as Seminole Heights Solvent Site and to reimburse costs already incurred by the State of Florida in connection with such

                                                                         Page 63
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.


contamination. The company believes that it has a strong defense due to likely off- site sources of the contamination and because contamination from the property, if any, was due to prior owners and not the company's operations. The company plans to meet with the State of Florida in the near future regarding this matter. At this time, it is too early to quantify the company's potential exposure or the likelihood of an adverse result.
     The company is currently evaluating emissions of volatile organic compounds from its manufacturing operations in the Atlanta area to determine whether it will need to install pollution control equipment or modify its operations to comply with federal and state air pollution regulations. Until the current evaluations are completed, the company is not able to quantify the possible cost of compliance. However, based upon currently available information, the company does not expect any expenditures which may have to be made to achieve compliance to be material.
     In connection with the sale of the North Bros. business and 29 of the company's textile rental plants in 1997, the company has retained certain environmental liabilities. The company has received notice from the buyer of the textile rental plants of the alleged presence of perchloroethylene contamination on one of the properties involved in the sale. The company has since asserted an indemnification claim against the company from which it bought the property. At this time, it is too early to quantify the company's potential exposure in this matter, the likelihood of an adverse result, or the possibility that the company may be fully or partially indemnified.
     In November 1997, the Environmental Protection Agency ("EPA") proposed stringent new wastewater discharge limits, which would become effective in the future, that could apply to certain facilities operated by the company. While the company does not believe that these regulations should apply to its operations, if the regulations are adopted as proposed, following adoption, the company's cost to comply with them could be as much as $6,000 to $9,000 of equipment expenditures spread over a three-year period, which the company does not believe would be material to its financial condition or results of operations.

Note 5:  Restructuring Expense and Asset Impairments

During 1997, the company conducted reviews of the textile rental, European chemical, and corporate operations as a part of management's strategic initiatives to examine under-performing operations and to position the company for growth. As a result of the reviews, the company approved a significant restructuring program and recorded a related charge of $9,600 during the fourth quarter. The accrual included severance and union-related costs totaling $2,950 for 120 employees of the textile rental, chemical, and envelope segments and $6,650 in exit expenses to close certain facilities and consolidate the operations of others in the textile rental segment. Exit expenses include costs of unexpired leases, costs to dispose of facilities, and costs of personnel to effect the closures and consolidations. The severance accrual was reduced by payments of $205 in 1997 and $2,115 in 1998. Plant consolidation payments were $1,910 in 1997 and $390 in 1998.
     As a further result of the 1997 reviews, the company recognized long-lived asset impairments totaling $43,500. Textile rental assets to be disposed of in under-performing branches were reduced by $22,300 to state them at their estimated fair value less costs to sell. The remaining net book value of these assets is immaterial. Fixed assets held for use by the textile rental, European chemical, and corporate units were reduced by $12,400 and related intangibles were reduced by $8,800. Impairments were recognized for those assets where the sum of estimated undiscounted future cash flows was less than the carrying amount of the assets, including related goodwill. Fair market values were established based on independent appraisals, comparable sales or purchases, and expected future cash flows discounted at the company's cost of capital. Factors leading to the impairments were a combination of the results of the reviews discussed above, historical losses, anticipated future losses, and inadequate cash flows.
     The losses  resulting  from the  accruals and  impairments  are included in
"Restructuring expense, asset impairments, and other charges" in the consolidated statements of income.

Note 6:  Acquisitions and Divestitures

Acquisition spending in 1998 totaled $45,305 and was primarily related to the chemical and envelope segments. In November 1997, the chemical segment purchased Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York. In March 1998, the envelope segment purchased Allen Envelope Corporation, a single-plant, Pennsylvania-based envelope manufacturer, providing the segment with access to markets in the Northeast. In July 1998, the company purchased Calman Australia Pty Ltd ("Calman"). Calman, located in Victoria, Australia is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, the company paid certain performance payments associated with a prior year chemical acquisition. Divestitures during 1998 related to the textile rental segment and excess properties and were not material.

Page 64
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        National Service Industries, Inc.


      In February 1997, the company sold the North Bros. insulation business for $27,113 in cash. An immaterial gain was realized on the sale. The business had 1997 sales of $57,000 and operating income of $1,900. Additionally, immaterial gains were recognized as the company divested several non-strategic textile rental locations.
      In July 1997, the company sold 29 textile rental plants to G & K Services, Inc. at a pretax gain of $74,044. The following condensed pro forma consolidated statements of income present reported results for the respective fiscal years to remove both the gain on the transaction and the results of the operations sold:


Condensed  Pro Forma  Consolidated  Statements  of Income      1997           1996
(Unaudited)

Sales and Service Revenues                                  $1,859,653     $1,803,034
Other Costs and Expenses                                     1,708,672      1,648,460
Restructuring  Expense,  Asset  Impairments,   and  Other
Charges                                                         63,091           --
Income before Provision for Income Taxes                        87,890        154,574
Provision for Income Taxes                                      32,172         57,988
Net Income                                                  $   55,718     $   96,586

Basic Earnings per Share                                         $1.23          $2.01
Basic  Weighted  Average  Number  of  Shares  Outstanding
 (thousands)                                                    45,191         47,941
Diluted Earnings per Share                                  $     1.22     $     2.00
Diluted  Weighted  Average  Number of Shares  Outstanding
 (thousands)                                                    45,534         48,189


      The pro forma statements are not necessarily indicative of the financial position and results of operations that would have been attained had the divestiture been consummated on the dates indicated or that may be attained in the future.
      In 1997, cash acquisition spending totaled $4,320 and was the result of the chemical segment's purchase of chemical products companies in Ohio and Canada and the lighting equipment segment's acquisition of a small emergency lighting products manufacturer in Canada. The company also issued 536,872 shares valued at $20,522 to acquire Enforcer Products, Inc. ("Enforcer"), a specialty chemical company with a retail focus. The operating results of Enforcer were included in the chemical segment beginning with the third quarter of fiscal 1997.
      Acquisitions during 1996 related to the textile rental segment and were not material. During 1996, the company divested several non-strategic or unprofitable businesses, primarily in the textile rental segment, generating cash of $15,250.

Note 7:  Income Taxes

The company accounts for income taxes using the asset and liability approach. This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.
      The provision for income taxes consists of the following components:

                                                            1998    1997     1996

Provision for current Federal taxes                      $ 54,997 $ 94,426 $ 52,809
Provision for current state taxes                           3,143   11,994    5,275
Provision for current foreign taxes                         1,952    1,598    1,073
Provision (credit) for deferred taxes                       4,309  (36,218)   1,543

Total provision for income taxes                         $ 64,401 $ 71,800 $ 60,700

      A reconciliation from the Federal statutory rate to the total provision for income taxes is as follows:

                                                            1998    1997     1996
Federal income tax computed at statutory rate            $ 60,592 $ 62,677 $ 56,647
State income tax, net of Federal income tax benefit         2,144    5,960    3,489
Foreign and other, net                                      1,665    3,163      564

Total provision for income taxes                         $64,401  $ 71,800 $ 60,700

                                                                         Page 65
                                                                      Exhibit 13

              NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                        National Service Industries, Inc.



     Components of the net deferred income tax liability at August 31, 1998 and 1997 include:

                                                                    1998     1997

Deferred tax liabilities:
     Depreciation                                                  $26,837  $28,839
     Amortization of linens                                         21,017   16,951
     Pension                                                        12,835   12,015
     Other                                                          26,640   30,596

     Total deferred tax liabilities                                 87,329   88,401

Deferred tax assets:
     Self-insurance                                                (24,753) (27,054)
     Deferred compensation                                         (10,393)  (8,698)
     Bonuses                                                        (2,609)  (3,035)
     Foreign tax losses                                             (1,014)    (605)
     Restructuring and asset impairment                            (14,594) (15,049)
     Asset disposition reserves                                     (4,365)  (5,723)
     Other assets                                                   (6,739)  (7,221)

     Total deferred tax assets                                     (64,467) (67,385)

Net deferred tax liability                                         $22,862  $21,016


      At  August  31,  1998,   the  company  had  foreign  net  operating   loss
carryforwards of $2,784 expiring in fiscal years 1999 through 2004.


Note 8:  Quarterly  Financial  Data  (Unaudited)

                   Sales and             Income               Basic    Diluted
                     Service   Gross     before      Net     Earnings  Earnings
                    Revenues   Profit     Taxes     Income  per Share per Share

1998
1st Quarter         $487,584  $193,345   $42,355    $26,668    $.61      $.60
2nd Quarter          479,411   186,049    37,312     23,488     .55       .54
3rd Quarter          521,608   207,319    44,789     28,139     .67       .66
4th Quarter          542,707   216,912    48,665     30,425     .73       .72

1997
1st Quarter         $511,893  $199,711   $39,340    $24,834    $.54      $.54
2nd Quarter          499,236   188,726    32,187     20,345     .45       .45
3rd Quarter          515,279   210,864    46,808     29,434     .65       .65
4th Quarter (1)      509,771   208,060    60,743     32,665     .73       .72

(1) Results for the fourth quarter included the gain on the sale of textile rental plants of $75,097 and charges for restructuring and other reserves of $19,600 and asset impairments of $43,500.


Note 9:  Business Segment Information

                                                                   Depreciation       Capital
                               Sales and Operating                   and          Expenditures
                                Service   Profit     Identifiable  Amortization      Including
                               Revenues   (Loss)        Assets      Expense        Acquisitions



1998
Lighting Equipment             $1,105,255 $ 109,286  $  397,962    $  19,114         $ 37,541
Chemical                          454,532    36,460     235,269        9,194           20,217
Textile Rental (1)                312,746    29,734     193,347       13,912           21,595
Envelope                          158,777    13,293     103,087        4,383           47,111

                                2,031,310   188,773     929,665       46,603          126,464
Corporate                                   (14,903)     81,019        2,243              875
Interest Expense, net                          (749)

                               $2,031,310 $ 173,121  $1,010,684    $  48,846         $127,339

1997
Lighting Equipment             $  952,026 $  92,372  $  353,224    $  16,722         $ 21,688
Chemical (2)                      402,569    31,647     202,769        8,679           12,875
Textile Rental (1)                493,535    60,792     190,139       27,014           13,050
Envelope (3)                      131,015    10,190      55,271        3,297            7,159
Other                              57,034     1,906         -            611              509
                                2,036,179   196,907     801,403       56,323           55,281
Corporate (4)                               (16,205)    304,949        1,658            1,709
Interest Expense, net                        (1,624)
                               $2,036,179 $ 179,078  $1,106,352    $  57,981         $ 56,990



1996
Lighting Equipment             $  867,771 $  76,085  $  332,006    $  15,224         $ 20,800
Chemical                          367,682    38,611     170,327        8,127            5,744
Textile Rental (1)                530,625    42,198     420,169       29,753           28,418
Envelope                          125,834    10,041      51,258        2,741            5,759
Other                             121,650     5,242      29,436        1,410            1,221
                                2,013,562   172,177   1,003,196       57,255           61,942
Corporate                                    (8,764)     91,450        1,173            3,624
Interest Expense, net                        (1,565)
                               $2,013,562 $ 161,848  $1,094,646    $  58,428         $ 65,566


(1) Textile rental segment 1997 operating profit included one-time charges of $17,800 for restructuring and other and $31,800 for asset impairments. Gains resulting from the sale of businesses were $2,449 in 1998, $75,097 in 1997, and $7,800 in 1996.
(2) Chemical segment operating profit included one-time charges of $1,500 for restructuring and $8,100 for asset impairments.
(3) Envelope segment operating profit included one-time charges of $230 for restructuring.
(4) Corporate operating profit included one-time charges of $3,700 for asset impairments.

Page 66
                                                                      Exhibit 13

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





/s/ James S. Balloun          /s/ Brock A. Hattox           /s/ Mark R. Bachmann
James S. Balloun              Brock A. Hattox               Mark R. Bachmann
Chairman, President, and      Executive Vice President and  Vice President and
Chief Executive Officer       Chief Financial Officer       Controller





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of National Service Industries, Inc.:

We have audited the accompanying consolidated balance sheets of National Service Industries, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Service Industries, Inc. and subsidiaries as of August 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.


                                                             Arthur Andersen LLP

Atlanta, Georgia
October 9, 1998

                                                                         Page 67
                                                                      Exhibit 13


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                       National Service Industries, Inc.

National Service Industries is a diversified service and manufacturing company operating in four segments: lighting equipment, chemicals, textile rental, and envelopes. The company continued to be in strong financial condition at August 31, 1998. Net working capital was $385.1 million, down from $498.8 million at August 31, 1997, and the current ratio was 2.7, compared with 2.8 at the prior year-end. The decrease in net working capital was the result of the company's utilization of approximately $325 million of cash, generated from the 1997 divestiture of several non-strategic assets, to fund acquisitions, capital expenditures, share repurchases, and payment of dividends. At August 31, 1998, the company's debt to capitalization increased according to plan to 12.9 percent compared with 4.6 percent at the prior year-end.

Strategic Transactions
The company periodically implements strategic transactions that, it believes, afford it the opportunity to redeploy resources to create value and position the company for future growth. During the three-year period ending 1998, the following transactions occurred:

Acquisitions
Acquisition spending in 1998 totaled $45.3 million and was primarily related to the chemical and envelope segments. In November 1997, the chemical segment purchased Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York. In March 1998, the envelope segment purchased Allen Envelope Corporation, a single-plant, Pennsylvania-based envelope manufacturer, providing the segment with access to markets in the Northeast. In July 1998, the company purchased Calman Australia Pty Ltd ("Calman"). Calman, located in Victoria, Australia, is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, the company paid certain performance payments associated with a prior year chemical acquisition.
      In 1997, acquisition spending totaled $4.3 million and resulted from the chemical segment's purchase of chemical products companies in Ohio and Canada and the lighting equipment segment's acquisition of a small emergency lighting products manufacturer in Canada. In March 1997, the company also issued 536,872 shares valued at $20.5 million to acquire Enforcer Products, Inc. ("Enforcer"), a specialty chemical company with a retail focus. In 1996, the company made minor acquisitions related to the textile rental segment.

Divestitures
In 1998, divestitures of non-strategic textile rental operations and excess properties resulted in net proceeds of $3.1 million and pretax gains of $2.4 million.
     In February 1997, the company sold the North Bros. insulation business for cash of $27.1 million, recognizing an immaterial gain. The business had 1997 sales of $57.0 million and operating income of $1.9 million through the date of sale.
     In July 1997, the company sold 29 textile rental plants to G&K Services, Inc. for approximately $280 million, recognizing a pretax gain of $74.0 million. The divested locations had 1997 sales of $176.5 million and operating income of $9.4 million through the date of sale.
     Additionally, in 1997 and 1996, the company divested other non-strategic businesses, primarily in the textile rental segment, generating cash of $4.3 million and $15.3 million, respectively.

Liquidity and Capital Resources

Operating Activities
Operations provided cash of $29.3 million in 1998, compared with cash provided of $127.6 million in 1997 and $153.0 in 1996. The decrease in 1998 was primarily the result of increased tax payments associated with the divestiture of 29 textile plants in July 1997 and an increase in accounts receivable commensurate with the increased revenue in the lighting equipment and chemical segments. The 1997 decrease compared with 1996 resulted primarily from investment in inventories to support increased sales of the lighting equipment segment and changes in deferred taxes associated with the textile rental plant divestiture.

Investing Activities
Investing activities provided cash of $82.5 million and $61.8 million in 1998 and 1997, respectively, and used cash of $41.8 million in 1996. The increase in 1998 is the result of the liquidation of $205.3 million of short-term investments, generated by 1997 divestitures, to fund acquisitions, capital expenditures, share repurchases, and payment of dividends. Capital expenditures were $82.0 million in 1998, compared with $48.8 million in 1997 and $65.5 million in 1996. During 1998, the lighting equipment segment invested in facility expansions and manufacturing process improvements, the textile rental segment invested in a merchandise tracking system and fleet refurbishment, and the envelope segment invested in facility and machinery replacements. Capital spending in 1997 and 1996 consisted primarily of lighting equipment segment facilities and process improvements, equipment replacements, and tooling for new products and textile rental segment facilities improvements and equipment replacements. Additionally, in 1996, the lighting equipment segment expanded its production facility in Monterrey, Mexico. As noted under "Acquisitions" and "Divestitures," the company has engaged in a number of strategic transactions. The company spent $45.3 million, $4.3 million, and $0.6 million in 1998, 1997, and 1996, respectively, on acquisitions. Additionally, the company received $3.1 million, $311.4 million, and $15.3 million in connection with dispositions of non-strategic assets in 1998, 1997, and 1996, respectively. In 1999, capital expenditures are expected to approximate $85 million as the company continues to invest capital in technology and facilities. Contractual commitments for capital and acquisition spending for fiscal year 1999 approximate $27 million.

Page 68
                                                                      Exhibit 13

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
                       National Service Industries, Inc.

Financing Activities
Financing activities used $145.2 million, $187.6 million, and $131.2 million in 1998, 1997, and 1996, respectively. In the three years ending August 31, 1998, the company distributed approximately $510 million to stockholders through share repurchases and dividends. Cash of $154.0 million, $121.7 million, and $75.2 million was utilized in 1998, 1997, and 1996, respectively, for share repurchases of 3.0 million, 3.0 million, and 2.0 million shares, respectively. The company has a standing annual authorization to repurchase 2.0 million shares plus the number of new shares issued in any one year. Included in the 1998 and 1997 amounts was a supplemental authorization for the repurchase of 1.25 million shares granted as a result of the textile rental divestiture transaction. Additionally, the company distributed cash of $52.6 million, $54.2 million, and $55.3 million in 1998, 1997, and 1996, respectively, to the company's stockholders in the form of dividends. The increase in dividends to $1.23 per share in 1998 from $1.19 per share in 1997 represented an increase of 3.4 percent, marking the sixty-second consecutive year of quarterly dividends without a decrease.
      During the fourth quarter of 1998, the company filed a registration statement (the "shelf registration"), which became effective September 8, 1998, with the Securities and Exchange Commission to allow the company to offer for sale, from time to time, up to $400 million of unsecured senior debt securities or unsecured senior subordinated debt securities (the "Debt Securities") consisting of notes, debentures, or other evidence of indebtedness. The Debt Securities may be convertible into or exchangeable for shares of the company's common stock, shares of its preferred stock, or other Debt Securities. The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities may be sold to or through one or more agents designated from time to time.
      In 1996, the company negotiated a $250 million multi-currency committed credit facility (the "Credit Facility") with ten domestic and international banks. The Credit Facility has a term of five years, expiring in July 2001, with no provision for reduction in commitments. The Credit Facility contains restrictions on the incurrence of indebtedness by subsidiaries, as well as financial and other covenants, including restrictions that the company's ratio of total debt to capitalization may not exceed 60 percent at any time.
      The company has complimentary lines of credit totaling $122.0 million for general operating purposes, of which $22.0 million is available on a multi-currency basis. On August 31, 1998, the company borrowed $52.0 million under the $100.0 million domestic line of credit. Subsequent to the company's fiscal year end, these borrowings were repaid through borrowings on the Credit Facility. This borrowing has been classified as noncurrent because it is the company's intention to refinance this obligation on a long-term basis. In addition, $28.4 million in letters of credit were outstanding at August 31, 1998 under the domestic line of credit. At August 31, 1998, the company had foreign currency short-term bank borrowings under the $22.0 million line of credit equivalent to $7.9 million at a weighted average interest rate of 4.91 percent.
      Management believes current cash balances, anticipated cash flows from operations, and available funds from the Credit Facility, complimentary lines of credit, and the shelf registration are sufficient to meet the company's planned level of capital spending and general operating cash requirements for the next twelve months.

Results of Operations

                                               Years Ended August 31

(in millions, except per                    1998              1997              1996
share amounts)

Sales and Service Revenue:
     Lighting Equipment                 $1,105.3          $  952.0         $   867.8
     Chemical                              454.5             402.6             367.7
     Textile Rental                        312.7             493.5             530.6
     Envelope                              158.8             131.0             125.8
     Other                                    -               57.1             121.7
                                        $2,031.3          $2,036.2          $2,013.6

Operating Profit (Loss):
     Lighting Equipment                 $  109.3         $    92.4        $     76.1
     Chemical                               36.5              31.6              38.6
     Textile Rental                         29.7              60.8              42.2
     Envelope                               13.3              10.2              10.0
     Other                                    -                1.9               5.3
                                           188.8             196.9             172.2
     Corporate                             (14.9)            (16.2)             (8.8)
     Interest expense, net                  (0.8)             (1.6)             (1.6)
                                        $  173.1          $  179.1          $  161.8

Net Income                              $  108.7            $107.3            $101.1

Earnings per Share:
     Basic                              $   2.56          $   2.37          $   2.11
     Diluted                                2.53              2.36              2.10


      National Service Industries posted revenues of $2.0 billion for the fiscal year ended August 31, 1998. The slight revenue decline in 1998 in comparison with the prior year resulted from increased lighting equipment, chemical, and envelope revenues of approximately $233 million offset primarily by revenues not included in 1998 as a result of 1997 divestitures. Revenues in 1997 increased $22.6 million, or 1.1 percent, as a result of higher volumes in the lighting equipment, chemical, and envelope segments partially offset by revenues from businesses divested.
      Net income for 1998 increased $1.4 million, or 1.3 percent, to a record level of $108.7, or $2.56 per basic share, $2.53 diluted. Earnings per share grew at the higher rate of 8.0 percent per basic share and 7.2 percent per diluted share due to a reduction of 2.7 million basic and 2.5 million diluted average shares outstanding. Net income in 1997 increased $6.2 million, or 6.1 percent, to $107.3 million, or $2.37 per basic share, $2.36 diluted.
      Lighting equipment segment sales grew $153.3 million, or 16.1 percent, to $1.1 billion in 1998. Strong demand in the non-residential construction market and increased volumes resulting from new products contributed to the growth in sales. As a result of the increased sales and ongoing productivity improvements, operating profit increased 18.3 percent in 1998. Sales for 1997 increased 9.7 percent due primarily to higher unit volumes in the non-residential construction markets. Operating profit for 1997 increased 21.4 percent as a result of the increased sales, improved product mix, and lower manufacturing costs.

                                                                         Page 69
                                                                      Exhibit 13

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
                       National Services Industries, Inc.

      Chemical segment revenues for 1998 increased $51.9 million, or 12.9 percent, to $454.5 million. Incremental revenues were a result of the inclusion of a full year of Enforcer as well as increased retail volumes of Enforcer and Zep Manufacturing Company. Operating profit increased $4.9 million, or 15.5 percent, to $36.5 million as a result of the increased revenues and the impact of the 1997 restructuring charge on 1997 operating profit. These increases to operating profit were somewhat offset by additional severance costs and increased selling expenses incurred in the industrial chemical channel of the segment. Revenues in 1997 increased 9.5 percent, as a result of incremental volumes from U.S. and Canadian acquisitions. Operating profit in 1997 declined
18.1 percent, as a study of the segment's European operations resulted in a severance-related charge of $1.5 million for operational reorganizations and an asset impairment loss of $8.1 million resulting from historical losses and inadequate future cash flows. Additionally in 1997, higher manufacturing costs and investments to increase the size and capability of the segment's fully commissioned sales force offset the profits resulting from revenue gains.
      Textile rental segment revenues for 1998 decreased 36.6 percent to $312.7 million primarily as a result of the businesses divested in 1997 as described in "Strategic Transactions" above. Excluding the 1997 divestiture, revenues declined approximately $4.0 million as the segment continued to eliminate low-margin customer accounts. Operating profit decreased 51.2 percent to $29.7 million, primarily as a result of the 1997 divestitures. The 1997 sale of non-strategic assets to G&K Services, Inc., which had 1997 operating profits of $9.4 million, resulted in gains of $74.0 million. These gains were somewhat offset in 1997 by restructuring expenses, asset impairment, and other charges totaling $49.6 million. Excluding the impact on 1997 operating profit of the gains, restructuring, and loss of revenue from divested facilities, 1997 operating profit would have been approximately $27.0 million. The increase in operating profit in 1998 after adjusting for the 1997 items is primarily due to gains on the sale of certain uniform contracts and improved profitability as a result of tighter inventory control. Segment revenues for 1997 decreased 7.0 percent from 1996 primarily as a result of the businesses divested in 1997. Operating profit increased 44.1 percent as a result of the gains recognized on the divestitures discussed above, offset by the restructuring and other charges recorded in 1997.
      A review of the textile rental segment's under-performing and non-strategic locations during 1997 resulted in a plan to dispose of certain plants and consolidate the operations of others. Restructuring expenses included severance and union related expenses of $1.2 million and exit expenses of $6.7 million for unexpired leases, costs to dispose of facilities, and costs of personnel to effect closures and consolidations. Also as a result of the review and due to a combination of historical losses, anticipated future losses, and inadequate cash flows, the segment recorded an impairment loss of $22.3 million on assets to be disposed of and $9.5 million on assets held for use. After the impairment charge, the remaining net book value of the assets to be disposed of was immaterial. The ongoing impact to operating profit as a result of reduced employee and facility expenses is estimated to be an increase of $4 million to $5 million annually. The restructuring is not expected to materially impact future liquidity or other sources and uses of capital.
      Envelope segment revenue increased $27.8 million, or 21.2 percent, in 1998 to $158.8 million. The March 1998 purchase of Allen Envelope, as discussed in "Strategic Transactions," accounted for approximately $18 million of the revenue increase. The remaining increase is attributable to higher shipment volumes.
Operating profit for the segment increased 30.4 percent to $13.3 million, primarily as a result of the increased revenues generated by the Allen Envelope acquisition. Segment revenue in 1997 increased 4.1 percent as volume gains were offset somewhat by contractual price adjustments. Operating profit in 1997 was flat in comparison to the prior year as increased revenues were offset by higher manufacturing costs associated with the segment's growth initiatives.
     Revenue and operating profit of the "other" segment have been eliminated as a result of the February 1997 divestiture of the insulation service business discussed in "Strategic Transactions."
     Corporate expenses decreased $1.3 million in 1998, as 1997 expense included an asset impairment recorded to reflect the $1.2 million appraised value of an asset held for sale. Corporate expenses in 1997 were $7.4 million higher than 1996 as a result of the asset impairment and higher accrued incentive plan costs. Net interest expense decreased $0.8 million in 1998 as the company benefited from higher average levels of short-term investments, offset slightly by higher average debt levels.
     Consolidated income before taxes decreased $6.0 million, or 3.4 percent, to $173.1 million primarily due to the effect of the 1997 divestitures and associated gains included in 1997 amounts, partially offset by increased income from the lighting segment in 1998. The provision for income taxes was 37.2 percent, 40.1 percent, and 37.5 percent in 1998, 1997, and 1996, respectively. The increase in the effective rate in 1997 was due primarily to higher rates applicable to the textile rental divestiture.

Environmental Matters
The company's operations, as well as other similar operations, are subject to comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of the company's operations to prevent air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. The company believes that it is in substantial compliance with all material environmental laws, regulations, and its permits. On an ongoing basis, the company incurs capital and operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial.
      The company's environmental reserves totaled $12.6 million and $17.1 million at August 31, 1998 and 1997, respectively. The actual cost of environmental issues may be substantially lower or higher than that reserved due to the difficulty in estimating such costs, potential changes in the status of government regulations, and the inability to determine the extent to which contributions will be available from other parties. The company does not believe that any such amount below or in excess of that accrued is reasonably estimable.
      Certain environmental laws, such as Superfund, can impose liability for the entire cost of site remediation upon each of the current or former owners or operators of a site or parties who sent waste to a site where a release of a hazardous substance has occurred regardless of fault or the lawfulness of the original disposal activity. Generally, where there are a number of financially viable potentially responsible parties ("PRPs"), liability has been apportioned based on the type and amount of waste disposed of by each party at such disposal site and the number of financially viable parties, although no assurance can be given as to any particular site.
      The company is currently a party to, or otherwise involved in, legal proceedings in connection with several state and federal Superfund sites, two of which are located on property owned by the company. Except for the Crymes Landfill matter in Georgia, the company believes its liability is de minimis at each of the sites which it does not own where it has been named as a PRP. At the Crymes Landfill Site, since the matter is currently in the investigative phase, the company does not know whether its liability is de minimis but believes that its exposure at the site is not likely to result in a

Page 70
                                                                      Exhibit 13
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
                        National Service Industries, Inc.

material adverse effect on the company. For the property which the company owns on Seaboard Industrial Boulevard in Atlanta, Georgia, the company has agreed to conduct an investigation on its and adjoining properties pursuant to the Georgia Hazardous Site Response Act. Until that investigation is completed, the company will not be able to determine if remediation will be required, if the company will be solely responsible for the cost of such remediation, or whether such cost is likely to result in a material adverse effect on the company. For the property which the company owns on East Paris Street in Tampa, Florida, the company has been requested by the State of Florida to clean up chlorinated solvent contamination in the groundwater on the property and on surrounding property known as Seminole Heights Solvent Site and to reimburse costs already incurred by the State of Florida in connection with such contamination. The company believes that it has a strong defense due to likely off-site sources of the contamination and because contamination from the property, if any, was due to prior owners and not the company's operations. The company plans to meet with the State of Florida in the near future regarding this matter. At this time, it is too early to quantify the company's potential exposure or the likelihood of an adverse result.
      The  company  is  currently   evaluating  emissions  of  volatile  organic
compounds from its manufacturing operations in the Atlanta area to determine whether it will need to install pollution control equipment or modify its operations to comply with federal and state air pollution regulations. Until the current evaluations are completed, the company is not able to quantify the possible cost of compliance. However, based upon currently available information, the company does not expect any expenditures which may have to be made to achieve compliance to be material.
      In connection with the sale of the North Bros. business and 29 of the company's textile rental plants in 1997, the company has retained certain environmental liabilities. The company has received notice from the buyer of the textile rental plants of the alleged presence of perchloroethylene contamination on one of the properties involved in the sale. The company has since asserted an indemnification claim against the company from which it bought the property. At this time, it is too early to quantify the company's potential exposure in this matter, the likelihood of an adverse result, or the possibility that the company may be fully or partially indemnified.
      In November 1997, the Environmental Protection Agency ("EPA") proposed stringent new wastewater discharge limits, which would become effective in the future, that could apply to certain facilities operated by the company. While the company does not believe that these regulations should apply to its operations, if the regulations are adopted as proposed, following adoption, the company's cost to comply with them could be as much as $6 million to $9 million of equipment expenditures spread over a three-year period, which the company does not believe would be material to its financial condition or results of operations.

Impact of the Year 2000 Issue
The "Year 2000 Issue" resulted from the use of two digits rather than four digits to define the applicable year in certain computer programs. With the coming millennium, any of the company's computer programs that have two-digit date-sensitive software may interpret a date of "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of the operation of computer hardware and software, as well as intelligent manufacturing equipment and processes, and telephony.
      Management is addressing the Year 2000 Issue in four phases: awareness, assessment, action plan, and plan implementation. At August 31, 1998, all areas of the company had completed the first three phases and implementation of the plan was approximately 60 percent complete. Management estimates that the total cost to be incurred in connection with the Year 2000 Issue will range from $3 million to $5 million, and substantially all major systems are expected to be in compliance prior to the end of calendar year 1999. At August 31, 1998, the company had spent approximately $1.5 million on the Year 2000 Issue. The cost of the project is being funded through operating cash flows. Approximately one-third of the total cost reflects the redeployment of existing internal information technology resources and should not be incremental costs to the company.
      Management has evaluated the potential exposure of the company to related problems of its customers and suppliers and has implemented a vendor certification process. While management believes that its plan is sufficient to address the Year 2000 Issue, a contingency plan is currently being developed to address the potential for unforeseen issues that may arise. There can be no assurance, however, that such exposures or the costs of remediating any problems associated therewith will not materially affect the company's future business, financial condition, or results of operations.

Outlook
Management continues to execute its strategic plan to grow both internally and through acquisitions. Fiscal 1999 sales from the existing businesses are anticipated to grow at a rate in excess of 5.0 percent, led primarily by the lighting equipment segment through continued lighting equipment market strength and in the chemical segment by product development and growth in the retail market. Additionally, subsequent to year-end, the company completed the acquisition of the assets of GTY Industries, Inc., a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications. Assuming economic conditions similar to the fall of 1998, management expects earnings growth that is consistent with or slightly higher than reported 1998 results.

Cautionary Statement Regarding Forward-Looking Information
From time to time, the company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, capital expenditures, technological developments, new products, research and development activities, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Statements herein which may be considered forward-looking include: (a) statements made regarding the company's current expectations or beliefs with respect to the outcome and impact on the company's business, financial condition, or results of operations of the Year 2000 Issue, environmental issues, and legal proceedings; (b) statements made concerning management's expectations with respect to the company's plan for strategic growth; (c) statements made regarding management's expectations with regard to future cash flows; and (d) statements made regarding the effect of the 1997 reduction of employees and facility expenses in the textile rental segment on future operating profit. In order to comply with the terms of the safe harbor, the company notes that a variety of factors could cause the company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of the company's business include without limitation the following: (a) the uncertainty of general business and economic conditions, particularly the potential for a slow down in non-residential construction awards; and (b) the ability to achieve strategic initiatives, including but not limited to the ability to achieve sales growth across the business segments through a combination of increased pricing, enhanced sales force, new products, and improved customer service, as well as share repurchases and acquisitions.

                                                                         Page 71
                                                                      Exhibit 13

                           TEN-YEAR FINANCIAL SUMMARY
                        National Service Industries, Inc.

(Dollar amounts in thousands, except per share
data)
                         1998      1997       1996       1995       1994       1993        1992      1991        1990       1989



Operating Results
Net sales of products $1,718,564 $1,542,644 $1,482,937 $1,424,180 $1,337,410 $1,257,906 $1,189,684 $1,164,181 $1,250,833 $1,183,666
Service revenues         312,746    493,535    530,625    546,447    544,454    546,916    444,127    437,534    396,981    355,845
     Total revenues    2,031,310  2,036,179  2,013,562  1,970,627  1,881,864  1,804,822  1,633,811  1,601,715  1,647,814  1,539,511
Cost of products sold  1,044,215    945,794    933,405    908,869    875,055    832,264    810,552    791,355    832,867    800,385
Cost of services         183,470    283,024    304,381    299,687    286,519    281,551    236,474    240,376    219,673    198,262
Selling and administrative
 expenses                634,061    633,740    616,513    601,143    576,463    556,162    462,240    456,622    438,949    397,160
Interest expense
 (income), net               749      1,624      1,565      1,648      2,788      3,645       (837)    (4,332)   (3,712)     (3,805)
Gain on sale of
 business                 (2,449)   (75,097)    (7,579)    (5,726)    (2,249)    (1,379)        -          -          -      (3,080)
Restructuring expense,
 asset impairments, and
 other charges                -      63,091         -          -          -          -          -      63,467         -          -
Other (income)
 expense, net             (1,857)     4,925      3,429     14,509     11,090     13,063      8,474      5,591      4,322      2,571
Income before taxes      173,121    179,078    161,848    150,497    132,198    119,516    116,908     48,636    155,715    148,018
Provision for
 income taxes             64,401     71,800     60,700     56,400     49,500     44,400     42,800     16,400     56,000     53,300
Net Income            $  108,720 $  107,278 $  101,148 $   94,097 $   82,698 $   75,116 $   74,108 $   32,236 $   99,715 $   94,718




Per Share Data
Net income: (1)
      Basic           $     2.56 $     2.37 $     2.11 $     1.93 $     1.67 $     1.52 $     1.50 $      .65 $     2.02 $     1.92
      Diluted               2.53       2.36       2.10       1.93       1.67       1.51       1.50        .65       2.02       1.92
Cash dividends              1.23       1.19       1.15       1.11       1.07       1.03        .99        .95        .90        .82
Stockholders' equity       13.96      15.20      15.45      15.41      14.77      14.21      13.79      13.33      13.68      12.44




Financial Ratios
Current ratio                2.7        2.8        3.1        3.2        3.2        2.9        3.5        3.4        4.5        4.8
Net income as a
  percent of sales           5.4%       5.3%       5.0%       4.8%       4.4%       4.2%       4.5%       2.0%       6.1%       6.2%
Return on average
 stockholders' equity       17.4%      15.5%      13.6%      13.0%      11.6%      10.9%      11.1%       4.8%      15.6%      16.3%
Dividends as a percent of
 current year earnings      48.4%      50.5%      54.6%      57.6%      64.1%      67.9%      66.3%     146.2%      44.6%      42.6%
Percent of debt to total
 capitalization             12.9%       4.6%       4.2%       4.3%       4.3%       4.7%       4.2%       5.0%       4.2%       3.5%


Page 72
                                                                      Exhibit 13

                     TEN-YEAR FINANCIAL SUMMARY (CONTINUED)
                        National Service Industries, Inc.

(Dollar amounts in thousands, except per share
data)
                           1998      1997       1996       1995       1994       1993        1992       1991      1990       1989


Financial Position
Increase (decrease) in:
  Cash and cash
    equivalents       $  (37,977)$   (1,539)$  (20,740)$   20,783 $   42,766 $  (85,284)$   27,617 $  (50,437)$   23,433 $   14,612
  Short-term investments(205,302)   204,751     (3,047)     1,019     (2,197)    (3,736)    (5,551)    12,813    (27,247)   (19,633)
Net working capital      385,056    498,758    408,955    437,840    413,114    363,575    399,893    386,306    447,800    450,185

Short-term debt       $    7,981 $    5,889 $    6,742 $    6,486 $    5,765 $    6,196 $    1,434 $    3,254 $    2,253 $    1,372
Long-term debt            78,092     26,197     24,920     26,776     26,863     28,418     28,359     31,373     27,465     20,765
Total debt                86,073     32,086     31,662     33,262     32,628     34,614     29,793     34,627     29,718     22,137
Stockholders' equity     578,901    671,813    718,008    744,404    727,385    704,023    682,954    660,567    675,444    612,668
Capitalization        $  664,974 $  703,899 $  749,670 $  777,666 $  760,013 $  738,637 $  712,747 $  695,194 $  705,162 $  634,805

Other Data
Capital expenditures (including
  acquisitions)       $  127,339 $   56,990 $   65,566 $   59,910 $   42,508 $   82,171 $   49,789   $ 90,229     82,932 $   66,491
Depreciation and
  amortization            48,846     57,981     47,643     57,130     60,548     62,097     53,816     50,249     42,821     36,260
Total assets           1,010,684  1,106,352  1,094,646  1,131,346  1,101,261  1,081,510  1,036,908  1,008,319    960,622    886,358
Deferred income tax
  liability               40,404     34,093     63,347     65,756     73,319     78,286     87,150     96,627     99,277    101,320
Self-insurance reserves,
  less current portion    44,573     57,056     63,369     67,830     61,081     56,335     47,638     38,428     15,222     15,213
Other long-term
  liabilities             46,719     35,193     27,576     24,010     22,940     27,110     28,677     22,015     16,067     17,964
Weighted average number
  of shares outstanding
  (in thousands): (1)
  Basic                   42,462     45,191     47,941     48,696     49,547     49,556     49,539     49,540     49,389     49,255
  Diluted                 43,022     45,534     48,189     48,797     49,614     49,623     49,566     49,561     49,389     49,255
Stockholders               6,774      7,165      6,281      6,655      7,034      7,262      7,554      7,996      8,248      8,459
Employees                 16,700     16,100     20,600     21,100     22,000     22,200     20,100     20,900     21,800     20,800

Use of Total Revenues
Salaries and wages    $  552,816 $  572,517 $  580,571 $  568,616    565,859 $  572,163 $  502,709 $  501,502 $  491,334 $  465,522
Materials and supplies   955,307    909,082    875,658    832,668    783,610    760,551    700,338    683,871    713,310    668,655
Other operating expenses 305,888    334,503    348,143    370,575    349,849    301,356    273,330    258,919    246,288    222,350
Taxes and licenses       111,028    124,805    115,621    110,397    102,097     97,015     83,326     59,889     97,167     91,346
Gain on sale
   of businesses          (2,449)   (75,097)    (7,579)    (5,726)    (2,249)    (1,379)        -          -          -      (3,080)
Restructuring expense,
   asset impairments,
   and other charges          -      63,091         -          -          -          -          -      63,467         -          -
Dividends paid            52,603     54,222     55,272     54,156     53,042     51,041     49,105     47,124     44,506     40,389
Retained earnings         56,117     53,056     45,876     39,941     29,656     24,075     25,003    (13,057)    55,209     54,329
                      $2,031,310 $2,036,179 $2,013,562 $1,970,627 $1,881,864 $1,804,822 $1,633,811 $1,601,715 $1,647,814 $1,539,511

(1) In 1998, the company adopted Financial Accounting Standards No. 128, "Earnings per Share." Prior period amounts have been restated in accordance with this statement.