Form 10-K, Exhibit 13
period 1999-08-31
NATIONAL SERVICE INDUSTRIES INC
filed 1999-11-17
CIK 70538

Page 101
                                                                      Exhibit 13

                           CONSOLIDATED BALANCE SHEETS
                        National Service Industries, Inc.


                                                                                                     August 31
                                                                                              ----------   ----------
(In thousands, except share and per-share data)                                                  1999          1998
Assets
Current Assets:
      Cash and cash equivalents ...........................................................   $    2,254   $   19,146
      Receivables, less reserves for doubtful accounts of $6,306 in 1999 and $4,631 in 1998      382,188      307,140
      Inventories, at the lower of cost (on a first-in, first-out basis) or market ........      218,191      197,950
      Linens in service, net of amortization ..............................................       58,875       58,826
      Deferred income taxes ...............................................................       10,271       17,542
      Prepayments .........................................................................        8,634        6,447
                                                                                              ----------   ----------
           Total Current Assets ...........................................................      680,413      607,051
                                                                                              ----------   ----------

Property, Plant, and Equipment, at cost:
      Land ................................................................................       25,764       21,450
      Buildings and leasehold improvements ................................................      186,776      150,326
      Machinery and equipment .............................................................      587,719      485,271
                                                                                              ----------   ----------
           Total Property, Plant, and Equipment ...........................................      800,259      657,047
      Less - Accumulated depreciation and amortization ....................................      417,946      385,176
                                                                                              ----------   ----------
           Property, Plant, and Equipment - net ...........................................      382,313      271,871
                                                                                              ----------   ----------


Other Assets:
      Goodwill and other intangibles ......................................................      551,995       88,280
      Other ...............................................................................       81,068       43,482
                                                                                              ----------   ----------
           Total Other Assets .............................................................      633,063      131,762
                                                                                              ----------   ----------
                Total Assets ..............................................................   $1,695,789   $1,010,684
                                                                                              ----------   ----------


Page 102
                                                                      Exhibit 13

                     CONSOLIDATED BALANCE SHEETS (continued)
                        National Service Industries, Inc.


                                                                                                               August 31
                                                                                                       -----------    -----------
(In thousands, except share and per-share data)                                                            1999           1998
Liabilities and Stockholders' Equity
Current Liabilities:
      Current maturities of long-term debt .........................................................   $       368    $        98
      Commercial paper, short-term .................................................................       102,539           --
      Notes payable ................................................................................        11,471          7,883
      Accounts payable .............................................................................       128,122         95,217
      Accrued salaries, commissions, and bonuses ...................................................        65,458         34,820
      Current portion of self-insurance reserves ...................................................         8,785         11,253
      Accrued taxes payable ........................................................................        12,203           --
      Other accrued liabilities ....................................................................        94,939         72,724
                                                                                                       -----------    -----------
           Total Current Liabilities ...............................................................       423,885        221,995
                                                                                                       -----------    -----------
Long-Term Debt, less current maturities ............................................................       435,199         78,092
                                                                                                       -----------    -----------
Deferred Income Taxes ..............................................................................        95,557         40,404
                                                                                                       -----------    -----------
Self-Insurance Reserves, less current portion ......................................................        38,828         44,573
                                                                                                       -----------    -----------
Other Long-Term Liabilities ........................................................................        86,446         46,719
                                                                                                       -----------    -----------
Commitments and Contingencies (Note 5)

Stockholders' Equity:
      Series A participating  preferred stock, $.05 stated value, 500,000 shares authorized,  none issued
      Preferred  stock,  no par value,  500,000 shares authorized, none issued
      Common stock, $1 par value, 120,000,000 shares authorized, 57,918,978 shares
            issued in 1999 and 1998 ................................................................        57,919         57,919
      Paid-in capital ..............................................................................        29,055         28,521
      Retained earnings ............................................................................       976,461        903,974
      Accumulated other comprehensive income items .................................................        (9,326)       (11,357)
                                                                                                       -----------    -----------
                                                                                                         1,054,109        979,057
                                                                                                       -----------    -----------
         Less - Treasury stock, at cost (17,449,752 shares in 1999 and 16,457,340 shares in 1998) ..       438,235        400,156
                                                                                                       -----------    -----------

               Total Stockholders' Equity ..........................................................       615,874        578,901
                                                                                                       -----------    -----------
                  Total Liabilities and Stockholders' Equity .......................................   $ 1,695,789    $ 1,010,684
                                                                                                       -----------    -----------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                                                        Page 103
                                                                      Exhibit 13


                        CONSOLIDATED STATEMENTS OF INCOME
                        National Service Industries, Inc.


                                                                               Years Ended August 31
                                                                    ------------   -----------    -----------
(In thousands, except per-share data)                                    1999          1998            1997
Sales and Service Revenues:
      Net sales of products .....................................   $ 1,910,114    $ 1,718,564    $ 1,542,644
      Service revenues ..........................................       309,115        312,746        493,535
                                                                    -----------    -----------    -----------
           Total Sales and Service Revenues .....................     2,219,229      2,031,310      2,036,179
                                                                    -----------    -----------    -----------
Costs and Expenses:
      Cost of products sold .....................................     1,146,080      1,023,765        924,505
      Cost of services ..........................................       180,770        183,470        283,024
      Selling and administrative expenses .......................       698,196        654,511        655,029
      Interest expense, net .....................................        14,067            749          1,624
      Gain on sale of businesses ................................       (11,220)        (2,449)       (75,097)
      Restructuring expense, asset impairments, and other charges        (9,291)          --           63,091
      Other (income) expense, net ...............................         2,305         (1,857)         4,925
                                                                    -----------    -----------    -----------
           Total Costs and Expenses .............................     2,020,907      1,858,189      1,857,101
                                                                    -----------    -----------    -----------

Income before Provision for Income Taxes ........................       198,322        173,121        179,078
Provision for Income Taxes ......................................        73,979         64,401         71,800
                                                                    -----------    -----------    -----------
Net Income ......................................................   $   124,343    $   108,720    $   107,278
                                                                    -----------    -----------    -----------
Basic Earnings per Share ........................................   $      3.04    $      2.56    $      2.37
                                                                    -----------    -----------    -----------
Basic Weighted Average Number of Shares Outstanding .............        40,899         42,462         45,191
                                                                    -----------    -----------    -----------
Diluted Earnings per Share ......................................   $      3.03    $      2.53    $      2.36
                                                                    -----------    -----------    -----------
Diluted Weighted Average Number of Shares Outstanding ...........        41,093         43,022         45,534
                                                                    -----------    -----------    -----------






The accompanying notes to consolidated financial statements are an integral part of these statements.

Page 104
                                                                      Exhibit 13
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        National Service Industries, Inc.

(In thousands, except share and per-share data)

                                                                                                  Accumulated
                                                                                                     Other
                                                         Comprehensive Common  Paid-in  Retained  Comprehensive Treasury
                                                            Income     Stock   Capital  Earnings  Income Items   Stock      Total
                                                         ------------ -------- -------- --------- ------------- --------- ----------
Balance August 31, 1996                                               $57,919  $11,021  $794,801  $     (3,434) $(142,299) $718,008
      Comprehensive income:
          Net income                                     $107,278        -        -      107,278          -          -      107,278
          Other comprehensive income, net of tax:
               Foreign currency translation adjustments    (3,378)       -        -         -           (3,378)      -       (3,378)
                                                         ---------
               Other comprehensive income                  (3,378)
                                                         =========
                  Comprehensive income                    103,900
                                                         =========
      Treasury stock purchased (1)                                       -        -         -             -      (121,668) (121,668)
      Stock options exercised (2)                                        -       2,588      -             -         2,685     5,273
      Treasury stock issued in
         connection with acquisition (3)                                 -      11,912      -             -         8,610    20,522
      Cash dividends of $1.19 per
         share paid on common stock                                      -        -      (54,222)         -          -      (54,222)
                                                                      -------- -------- --------- -------------- --------- ---------
Balance August 31, 1997                                                57,919   25,521   847,857        (6,812)  (252,672)  671,813
      Comprehensive income:
          Net income                                      108,720        -        -      108,720          -          -      108,720
          Other comprehensive income, net of tax:
               Foreign currency translation adjustments    (4,528)       -        -         -           (4,528)      -       (4,528)
               Minimum pension liability adjustment
                 (net of tax of $10)                          (17)       -        -         -              (17)      -          (17)
                                                         ---------
               Other comprehensive income                  (4,545)
                                                         =========
                  Comprehensive income                    104,175
                                                         =========
      Treasury stock purchased (4)                                       -        -         -             -      (154,032) (154,032)
      Stock options exercised (5)                                        -         625      -             -         3,305     3,930
      Treasury stock issued in connection
              with acquisition (6)                                       -       2,104      -             -         2,896     5,000
      Employee Stock Purchase Plan issuances (7)                         -         271      -             -           347       618
      Cash dividends of $1.23 per share paid on common stock             -         -     (52,603)         -          -      (52,603)
                                                                      -------- -------- --------- ------------- ----------- --------
Balance August 31, 1998                                                57,919   28,521   903,974       (11,357)  (400,156)  578,901
      Comprehensive income:
          Net income                                      124,343        -        -      124,343          -          -      124,343
          Other comprehensive income, net of tax:
               Foreign currency translation adjustments     2,022        -        -         -            2,022                2,022
               Minimum pension liability adjustment
               (net of tax of $4)                               9        -        -         -                9       -            9
                                                         ---------
               Other comprehensive income                   2,031
                                                         ---------
                  Comprehensive income                   $126,374
                                                         =========
      Treasury stock purchased (8)                                       -        -         -             -       (41,954)  (41,954)
      Stock options exercised (9)                                        -          58      -             -           435       493
      Treasury stock issued in connection
              with acquisition (10)                                      -         200      -             -           645       845
      Employee Stock Purchase Plan issuances (11)                        -         276      -             -         2,795     3,071
      Cash dividends of $1.27 per share paid on common stock             -        -      (51,856)         -          -      (51,856)
                                                                      -------- -------- --------- ------------- ---------- ---------
Balance August 31, 1999                                               $57,919  $29,055  $976,461  $     (9,326) $(438,235) $615,874
                                                                      -------- -------- --------- ------------- ---------- ---------

(1) 3,000,000 shares.  (2)   190,330 shares.  (3) 536,872 shares.  (4) 3,025,162 shares.  (5)  142,568 shares.   (6) 130,804 shares.
(7)    14,284 shares.  (8) 1,153,099 shares.  (9)  21,357 shares.  (10)   26,495 shares.  (11) 112,835 shares.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                        Page 105
                                                                      Exhibit 13

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        National Service Industries, Inc.


                                                                                                        Years Ended August 31
                                                                                               ---------    ---------    ----------
(In thousands)                                                                                    1999          1998         1997
Cash Provided by (Used for) Operating Activities
Net income ...........................................................................         $  124,343    $ 108,720    $ 107,278
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization ...................................................             55,822       48,846       57,981
     Provision for losses on accounts receivable .....................................              3,651        3,558        2,276
     (Gain) loss on the sale of property, plant, and equipment .......................             (1,098)      (3,400)       1,233
     Gain on sale of businesses ......................................................            (11,220)      (2,449)     (75,097)
     Restructuring expense, asset impairments, and other charges .....................             (9,291)        --         63,091
     Change in non-current deferred income taxes .....................................              4,860        6,311      (25,219)
     Change in assets and liabilities net of effect of acquisitions and divestitures -
          Receivables ................................................................            (24,207)     (47,564)     (14,338)
          Inventories and linens in service, net .....................................             10,371      (16,995)     (12,167)
          Current deferred income taxes ..............................................             12,486       (4,383)     (10,926)
          Prepayments ................................................................                517          493         (146)
          Accounts payable and accrued liabilities ...................................             42,323      (64,830)      32,543
          Self-insurance reserves and other long-term liabilities ....................               (360)      (1,944)      (1,021)
                                                                                                ----------    ---------    ---------
                Net Cash Provided by Operating Activities ............................            208,197       26,363      125,488
                                                                                                ----------    ---------    ---------



Cash Provided by (Used for) Investing Activities
      Sales (purchases) of short-term investments ..........................................        --        205,302      (204,751)
      Purchases of property, plant, and equipment ..........................................     (72,285)     (82,034)      (48,806)
      Sale of property, plant, and equipment ...............................................       3,996        6,814         5,370
      Sale of businesses ...................................................................      11,962        3,064       311,382
      Acquisitions .........................................................................    (534,132)     (45,305)       (4,320)
      Change in other assets ...............................................................      (7,527)      (6,532)        2,208
                                                                                                ----------    ---------    ---------
           Net Cash (Used for) Provided by Investing Activities ............................   $(597,986)    $ 81,309     $  61,083
                                                                                                ----------    ---------    ---------

Page 106
                                                                      Exhibit 13

                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                        National Service Industries, Inc.


                                                                            Years Ended August 31
                                                                  ----------   ---------    ---------
(In thousands)                                                       1999          1998         1997
Cash Provided by (Used for) Financing Activities
      Proceeds from (repayments of) notes payable, net ........   $   3,588    $     805    $ (11,021)
      Proceeds from issuances of commercial paper, net ........     352,265         --           --
      Proceeds from issuances of long-term debt ...............     267,585       52,000        1,563
      Repayments of long-term debt ............................    (160,304)        (957)      (6,190)
      Recovery of investment in tax benefits ..................        --           --            661
      Deferred income taxes from investment in tax benefits ...        --           --         (1,972)
      Purchase of treasury stock, net .........................     (38,390)    (144,484)    (116,395)
      Cash dividends paid .....................................     (51,856)     (52,603)     (54,222)
                                                                  ---------    ---------    ---------
           Net Cash Provided by (Used for) Financing Activities     372,888     (145,239)    (187,576)
                                                                  ---------    ---------    ---------
Effect of Exchange Rate Changes on Cash .......................           9         (410)        (534)
                                                                  ---------    ---------    ---------

Net Change in Cash and Cash Equivalents .......................     (16,892)     (37,977)      (1,539)
Cash and Cash Equivalents at Beginning of Year ................      19,146       57,123       58,662
                                                                  ---------    ---------    ---------
Cash and Cash Equivalents at End of Year ......................   $   2,254    $  19,146    $  57,123
                                                                  ---------    ---------    ---------

Supplemental Cash Flow Information:
      Income taxes paid during the year .......................   $  40,799    $ 100,270    $  68,475
      Interest paid during the year ...........................      15,660        7,025        5,614

Noncash Investing and Financing Activities:
      Noncash aspects of sale of businesses-
           Receivables incurred ...............................   $     396    $    --      $     391
           Liabilities assumed ................................         954          166       22,637
      Noncash aspects of acquisitions -
           Liabilities assumed or incurred ....................   $ 125,261    $   5,885    $  22,440
           Treasury stock issued ..............................         845        5,000       20,522


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                        Page 107
                                                                      Exhibit 13



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        National Service Industries, Inc.


(In thousands, except share and per-share data)

Note 1:  Summary of Accounting Policies

Description of Business
The company operates in four business segments - lighting equipment, chemicals, textile rental, and envelopes - each of which is a leading competitor in its respective markets. The lighting equipment segment produces a variety of fluorescent and non-fluorescent fixtures for markets throughout the United States, Canada, Mexico, and overseas. The chemical segment produces maintenance, sanitation, and water treatment products for customers throughout the United States, Canada, Puerto Rico, Western Europe, and Australia. The textile rental segment provides linens and dust control products to healthcare, lodging, and dining customer segments in the United States. The envelope segment produces business and specialty envelopes in the United States.

Revenue Recognition and Product Warranty
The company records revenues as products are shipped or as services are rendered. A provision for estimated returns, allowances, and warranty costs is recorded when products are shipped.

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

Cash, Cash Equivalents, and Short-Term Investments
Cash in excess of daily requirements is invested in time deposits and marketable securities and is included in the accompanying balance sheet at market value. The company considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents. Investments purchased with a maturity of more than three months and less than a year are considered short-term investments. There were no short-term investments at August 31, 1999 and 1998.


Concentrations of Credit Risk
Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets using the company's products and services, as well as their dispersion across many different geographic areas. As a result, as of August 31, 1999, the company does not consider itself to have any significant concentrations of credit risk.

Inventories and Linens in Service
Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 1999 and 1998:

                                                         1999                1998
--------------------------------------------------  ------------       --------------
Raw materials and supplies                            $  99,249            $  78,730
Work in progress                                         16,718               10,725
Finished goods                                          102,224              108,495
--------------------------------------------------  ------------       --------------
                                                      $ 218,191            $ 197,950
                                                    ------------       --------------

      Linens in service are recorded at cost and are amortized over their estimated useful lives of 15 to 50 months.

Goodwill and Other Intangibles
Goodwill of $3,460 was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($385,380 in 1999 and $71,059 in 1998) and other intangible assets are being amortized on a straight-line basis over various periods ranging from 2 to 40 years.
      The company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of goodwill and other long-lived assets or whether the remaining balance of goodwill should be evaluated for possible impairment. The company uses an estimate of related undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. During fiscal 1997, goodwill and other intangibles of $8,800 were written off due to the impairment of related long-lived assets (See Note 6: Restructuring Expense and Asset Impairments).

Page 108
                                                                      Exhibit 13
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                        National Service Industries, Inc.


Depreciation
For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (20 to 40 years for buildings and 3 to 16 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

Research and Development
Research and development costs are expensed as incurred. Research and development expenses amounted to $8,482, $13,577, and $8,561 during 1999, 1998, and 1997, respectively.

Foreign Currency Translation
The functional currency for the company's foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable income taxes, resulting from the translation are included in "Accumulated Other Comprehensive Income Items" in the Consolidated Statements of Stockholders' Equity and are excluded from net income.
      Gains or losses resulting from foreign currency transactions are included in "Other (income) expense, net" in the Consolidated Statements of Income and were insignificant in 1999, 1998, and 1997.

Postretirement Healthcare and Life Insurance Benefits
The company's retiree medical plans are financed entirely by retiree contributions; therefore, the company has no liability in connection with them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not material.

Postemployment Benefits
Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," requires the accrual of the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. The company's accrual, which is not material, relates primarily to severance agreements and the liability for life insurance coverage for certain eligible employees.

Interest Expense, Net
Interest expense, net, is comprised primarily of interest expense on long-term debt, credit facility borrowings, commercial paper, and line of credit borrowings offset by interest income on cash, cash equivalents, and short-term investments.

Other (Income) Expense, Net
Other  (income)  expense,   net,  is  comprised  primarily  of  amortization  of
intangible assets net of gains resulting from the sale of fixed assets.

Accounting Standards Adopted
During 1999, the company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires the reporting of a measure of all changes in equity of an entity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. The disclosures required by SFAS No. 130 are presented in the Consolidated Statements of Stockholders' Equity.
      The company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires the reporting of financial information on the basis that it is used internally for evaluating segment performance and the allocation of resources to segments. The disclosures required by SFAS No. 131 are presented in Note 10: Business Segment Information.
      The company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 amends SFAS Nos. 87, 88, and 106 by standardizing the disclosure requirements for pensions and other postretirement benefits, requiring additional information on changes in benefit obligations and fair values of plan assets, and eliminating certain other disclosures. The disclosures required by SFAS No. 132 are presented in
Note 2: Pension and Profit Sharing Plans.
      The company also adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the American Institute of Certified Public Accountants. This statement requires the capitalization of certain internal use software costs. The adoption of this statement did not have a material impact on the consolidated financial statements or results of operations.

Accounting Standards Yet to be Adopted
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. However, the company does not currently participate in any significant hedging activities, nor does it utilize any significant derivative financial instruments.

Reclassifications
Certain prior period amounts in the financial statements and notes have been reclassified to conform with the 1999 presentation.

                                                                        Page 109
                                                                      Exhibit 13


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                        National Service Industries, Inc.


Note 2:  Pension and Profit Sharing Plans

The company has several pension plans covering hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. The company makes annual contributions to the plans to the extent indicated by actuarial valuations. Plan assets are invested primarily in equity and fixed income securities.
     The following tables reflect the status of the company's pension plans at August 31, 1999 and 1998:

                                                             1999         1998
-------------------------------------------------------------------------------------

Change in benefit obligation:
Benefit obligation at beginning of year                      $124,545     $109,826
Service cost                                                    3,822        3,091
Interest cost                                                   8,592        8,509
Acquisition                                                    11,869            -
Actuarial (gain) loss                                          (6,589)      14,929
Benefits paid                                                 (11,840)     (11,810)
Other                                                             182            -
-------------------------------------------------------------------------------------
Benefit obligation at end of year                            $130,581     $124,545
                                                          ---------------------------

Change in plan assets:
Fair value of plan assets at beginning of year               $150,101     $133,214
Actual return on plan assets                                    9,466       26,435
Employer contributions                                            564        1,864
Benefits paid                                                 (11,440)     (11,412)
Acquisition                                                    13,663            -
Other                                                             213            -
-------------------------------------------------------------------------------------
Fair value of plan assets at end of year                     $162,567     $150,101
                                                          ---------------------------

Funded status:                                               $ 31,987     $ 25,556
Unrecognized actuarial loss                                     6,655        8,863
Unrecognized transition asset                                  (4,030)      (5,040)
Unrecognized prior service cost                                 3,670        4,148
-------------------------------------------------------------------------------------
Prepaid pension expense                                      $ 38,282     $ 33,527
                                                          ---------------------------

Amounts  recognized  in the  consolidated  balance  sheets
consist of:
Prepaid benefit cost                                         $ 45,086     $ 39,136
Accrued benefit liability                                      (7,713)      (6,501)
Intangible asset                                                  854          824
Accumulated other comprehensive income                             55           68
-------------------------------------------------------------------------------------
Prepaid pension expense                                      $ 38,282     $ 33,527
                                                          ---------------------------

      The projected benefit obligation and accumulated benefit obligation for unfunded defined benefit pension plans were $8.7 million and $7.4 million, respectively, as of August 31, 1999, and $8.1 million and $5.9 million, respectively,  as of August 31, 1998.
      Components of net periodic benefit cost for the fiscal years ended
 August 31, 1999, 1998, and 1997 included the following:

                                                       1999          1998         1997
------------------------------------------------------------------------------------------
Service cost                                        $   3,822   $   3,091   $    3,636
Interest cost                                           8,592       8,509        8,505
Expected return on plan assets                        (13,893)    (12,344)     (12,463)
Amortization of prior service cost                        477         444          517
Amortization of transitional asset                     (1,011)     (1,131)      (1,289)
Recognized actuarial loss                                 236          55           74
------------------------------------------------------------------------------------------
Net periodic benefit cost                           $  (1,777)  $  (1,376)  $   (1,020)
                                                ------------------------------------------


  Weighted average assumptions in 1999 and 1998 included the following:

                                                       1999          1998
---------------------------------------------------------------------------
Discount rate                                           7.5%          7.0%
Expected return on plan assets                          9.2%          9.5%
Rate of compensation increase                           5.1%          5.0%
                                                ---------------------------

      During 1999, the discount rate used to determine the projected benefit obligation was increased to 7.5 percent to more closely approximate rates on high-quality, long-term obligations.

Page 110
                                                                      Exhibit 13


      The company also has profit sharing and 401(k) plans to which both employees and the company contribute. At August 31, 1999, assets of the 401(k) plans included shares of the company's common stock with a market value of approximately $11,479. The company's cost of these plans was $4,521 in 1999, $4,292 in 1998, and $5,020 in 1997.

Note 3:  Long-Term Debt and Lines of Credit

Long-term debt at August 31, 1999 and 1998, consisted of the following:

                                                                 1999      1998
------------------------------------------------------------------------------------
Commercial paper with an average interest rate of 5.5% at
     August 31, 1999                                           $ 249,726    $     -
6% notes due February 2009 with an effective rate of 6.04%,
     net of unamortized discount of  $393                        159,607          -
3.2% to 8.5%  other  notes,  payable in  installments  to 2026
    (secured in part by property,  plant and equipment having a
     net book value of $176 at  August 31, 1999)                  26,234     78,190
------------------------------------------------------------------------------------
                                                                 435,567     78,190
Less-Amounts payable within one year included in current
liabilities                                                          368         98
------------------------------------------------------------------------------------
                                                               $ 435,199    $78,092
                                                              ----------------------

     The annual principal payments of long-term debt for the five-year period ending August 31, 2004 are: 2000 - $368; 2001 - $207; 2002 - $107; 2003 - $95;
2004 - $103.
     In 1996, the company negotiated a $250,000 multi-currency committed credit facility (the "Credit Facility") with ten domestic and international banks. The Credit Facility has a term of five years, expiring in July 2001, with no provision for a reduction in commitments. The Credit Facility contains restrictions on the incurrence of indebtedness by subsidiaries, as well as financial and other covenants, including the restriction that the company's ratio of total debt to capitalization may not exceed 60 percent at any time.
      During the fourth quarter of 1998, the company filed a registration statement (the "shelf registration"), which became effective September 8, 1998, with the Securities and Exchange Commission to allow the company to offer for sale, from time to time, up to $400,000 of unsecured senior debt securities or unsecured senior subordinated debt securities (the "Debt Securities") consisting of notes, debentures, or other evidence of indebtedness, of which $240,000 remains available at August 31, 1999. The Debt Securities may be convertible into or exchangeable for shares of the company's common stock, shares of its preferred stock, or other Debt Securities. The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities may be sold to or through one or more agents designated from time to time.
      In January 1999, the company issued $160,000 in ten-year publicly traded notes bearing a coupon rate of 6.0 percent. Proceeds from this issuance were used for the repayment of $80,000 in borrowings under the Credit Facility, of which $52,000 was outstanding under the domestic line of credit, discussed below, at August 31, 1998. The remainder was used for general corporate purposes including working capital requirements, capital expenditures, acquisitions, and share repurchases. In July 1999, the company entered into an additional $250,000, 364-day committed credit facility (the "Revolving Credit Facility") expiring in July 2000. The combined $500,000 under the Credit Facility and the Revolving Credit Facility support the company's commercial paper program, which was initiated in July 1999. Interest rates under the credit facilities are based on the LIBOR rate or other rates, at the company's option. The company pays an annual fee on the commitments based on the company's debt rating and leverage ratio. No amounts were outstanding under either facility at August 31, 1999 and 1998.
      At August 31, 1999, the company had $352,265 outstanding under its commercial paper program, of which $249,726 was classified as long-term as the company intends to refinance this amount through long-term debt instruments or availability under the Credit Facility which matures in 2001. Short-term commercial paper of $102,539 had an average interest rate of 5.8 percent.
      At August 31, 1999, the company had complimentary lines of credit totaling $125,672 for general operating purposes, of which $25,672 is designated as multi-currency. At August 31, 1999, $76,890 in letters of credit were outstanding, primarily under the domestic line of credit. The company had $10,864 of foreign currency short-term bank borrowings under the multi-currency line of credit at a weighted-average interest rate of 3.8 percent at August 31, 1999.
      Except for the $160,000 notes, long-term debt recorded in the accompanying Consolidated Balance Sheets approximates fair value based on the borrowing rates currently available to the company for bank loans with similar terms and average maturities. The fair value of the $160,000 notes, based on quoted market prices, was approximately $145,424 at August 31, 1999.

Note 4:  Common Stock and Related Matters

Shares Authorized
In January 1999, the stockholders approved an amendment to the corporation's Restated Certificate of Incorporation to increase the corporation's authorized shares of common stock from 80,000,000 to 120,000,000. The additional shares will be available for potential acquisitions, stock dividends and splits, and other purposes determined by the board of directors to be in the best interests of the corporation.

Shareholder Rights Plan
The company has a shareholder rights plan under which one preferred stock purchase right is presently attached to and trades with each outstanding share of the company's common stock. The plan, which was to have expired May 19, 1998, was amended and extended to May 19, 2008.

                                                                        Page 111
                                                                      Exhibit 13


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

Preferred Stock
The company has 1,000,000 shares of preferred stock authorized, 500,000 of which have been reserved for issuance under the shareholder rights plan. No shares of preferred stock had been issued at August 31, 1999 and 1998.

Earnings per Share
During fiscal 1998, the company adopted SFAS No. 128, "Earnings per Share." SFAS No. 128 superseded Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share," and promulgated new accounting standards for the computation and manner of presentation of the company's earnings per share. Upon adoption, the company was required to restate previously reported annual and interim earnings per share in accordance with the provisions of SFAS No. 128. The adoption of SFAS No. 128 did not have a material impact on the computation or manner of presentation of the company's earnings per share as previously presented under APB 15.
      The following table represents a reconciliation of basic and diluted earnings per share at August 31:


                                                                 1999       1998        1997

-----------------------------------------------------------------------------------------------
Basic weighted average shares outstanding (thousands)            40,899      42,462     45,191
Add:  Shares of common stock assumed issued
      upon exercise of stock options (thousands)                    194         560        343
                                                            ------------ ----------- ----------
Diluted weighted average shares outstanding (thousands)          41,093      43,022     45,534
                                                            ============ =========== ==========
Net income used in the computation of basic and
      diluted earnings per share                              $ 124,343   $ 108,720   $107,278
                                                            ============ =========== ==========
Earnings per Share:
      Basic                                                   $    3.04   $    2.56   $   2.37
                                                            ============ =========== ==========

      Diluted                                                 $    3.03   $    2.53   $   2.36
                                                            ============ =========== ==========


Stock-Based Compensation
In 1990, stockholders approved the National Service Industries, Inc. Long-Term Incentive Program for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under the program.
     In 1997, stockholders approved the National Service Industries, Inc. Long-Term Achievement Incentive Plan for the benefit of officers and other key employees. There were 1,750,000 treasury shares reserved for issuance under that plan.
     Aspiration Achievement Incentive Awards were granted annually beginning in September 1996 under the Long-Term Achievement Incentive Plan. Shares may be earned and issued to participants based on a level of achievement of performance over three year performance cycles. In some cases, the shares may be exchanged for stock options. Amounts charged to compensation expense for 1999, 1998, and 1997 were $9,244, $7,203, and $3,841, respectively, of which approximately half related to the stock portion of the award. No shares were issued under the award as of August 31, 1999.
     Generally, the stock options granted under both the incentive programs become exercisable in four equal annual installments beginning one year from the date of the grant.
     In January 1993, stockholders approved the National Service Industries, Inc. 1992 Nonemployee Directors' Stock Option Plan, under which 100,000 treasury shares were reserved for issuance. The stock options granted under that plan become exercisable one year from the date of the grant.
     Under all stock option plans, the options expire ten years from the date of the grant and have an exercise price equal to the fair market value of the company's stock on the date of the grant. At August 31, shares available for issuance under all plans were 694,279 in 1999, 1,236,574 in 1998, and 1,732,574 in 1997.

Page 112
                                                                      Exhibit 13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                        National Service Industries, Inc.


      Stock option transactions for the stock option plans and stock option agreements during the years ended August 31, 1999, 1998, and 1997 were as follows:


                                           Outstanding               Exercisable
                                     ------------------------ --------------------------
                                                  Weighted                   Weighted
                                                  Average                    Average
                                      Number of   Exercise     Number of     Exercise
                                       Shares     Price         Shares       Price
                                     ------------------------ --------------------------
Outstanding at August 31, 1996        1,266,043    $   27.74
      Granted                           324,500    $   37.96
      Exercised                        (196,115)   $   25.96
      Cancelled                          (7,214)   $   31.46
                                     ------------------------ --------------------------
Outstanding at August 31, 1997        1,387,214    $   30.35    731,914       $  27.11
                                     ------------------------ --------------------------
      Granted                           500,000    $   44.50
      Exercised                        (142,568)   $   26.32
      Cancelled                              -           -
                                     ------------------------ --------------------------
Outstanding at August 31, 1998        1,744,646    $   34.74    876,721       $  29.05
                                     ------------------------ --------------------------
      Granted                           665,250    $   35.24
      Exercised                         (21,357)   $   27.71
      Cancelled                        (122,955)   $   39.24
                                     ------------------------ --------------------------
Outstanding at August 31, 1999        2,265,584    $   34.78   1,110,084      $  31.30
                                     ------------------------ --------------------------
Range of option exercise prices:
      $19.75-$39.75 (average
      life-6.6 years)                 1,812,084    $   32.35    989,959       $  29.70
      $44.25-$59.44 (average
      life-8.1 years)                   453,500    $   44.49    120,125       $  44.47

      During fiscal 1997, the company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant date for awards in fiscal years 1999, 1998, and 1997 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                               1999          1998          1997
------------------------------------------------------------------------------------
Pro Forma Information:
   Net income                               $   120,141 $  106,297    $  105,793
   Basic earnings per share                 $      2.94 $     2.50    $     2.34
   Diluted earnings per share               $      2.92 $     2.47    $     2.32
                                          ------------------------------------------

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted average grant date fair value of options was $13.70, $12.23, and $9.69 for 1999, 1998, and 1997,
respectively. The following weighted average assumptions were used to estimate fair value:

                                               1999          1998          1997
------------------------------------------------------------------------------------
Dividend yield                                2.630%        2.809%        3.350%
Expected volatility                            36.2%         18.1%         16.8%
Risk-free interest rate                        5.20%         6.10%         6.73%
Expected life of options                    10 years      10 years      10 years
Turnover rate                                   5.0%          5.0%          5.0%
                                         -------------------------------------------

Employee Stock Purchase Plan
In 1998, stockholders approved the National Service Industries, Inc. Employee Stock Purchase Plan for the benefit of eligible employees. Under the plan, employees may purchase, through payroll deduction, the company's common stock at a 15 percent discount. Shares are purchased quarterly at 85 percent of the lower of the fair market value of the company's common stock on the first business day of the quarterly plan period or on the last business day of the quarterly plan period. There were 1,500,000 treasury shares reserved for purchase under the plan, of which 1,372,881 shares remain available for purchase at August 31, 1999.

Note 5:  Commitments and Contingencies

Self-Insurance
It is the company's policy to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually.

      The major components of the self-insurance liability at August 31 were as follows:
                                                  1999        1998         1997
--------------------------------------------------------------------------------
Reserve, beginning of period                  $ 55,826    $ 69,596     $ 78,765
Expense                                          5,302       3,482        7,900
Payments                                       (13,515)    (17,252)     (17,069)
--------------------------------------------------------------------------------
Reserve, end of period                        $ 47,613    $ 55,826     $ 69,596
                                            ------------------------------------

                                                                        Page 113
                                                                      Exhibit 13


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                        National Service Industries, Inc.

Leases
The company leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 1999, are as follows: 2000 - $13,902; 2001 - $11,542;
2002 - $8,260; 2003 - $6,170; 2004 - $4,624; after 2004 - $6,686.
      Total rent  expense was $16,536 in 1999,  $12,237 in 1998,  and $11,327 in
1997.

Collective Bargaining Agreements
Approximately 55 percent of the company's total work force is covered by collective bargaining agreements. Collective bargaining agreements representing 13 percent of the company's total work force will expire within one year.

Litigation
The company is involved in various legal matters primarily arising in the normal course of business. In the opinion of management, the company's liability in these matters will not have a material adverse effect on its financial condition or results of operations.

Environmental Matters
The company's operations, as well as similar operations of other companies, are subject to comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of the company's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. The company believes that it is in substantial compliance with all material environmental laws, regulations, and permits. On an ongoing basis, the company incurs capital and operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial.
      The company's environmental reserves, which are included in current liabilities, totaled $11,000 and $12,600 at August 31, 1999 and 1998, respectively. The actual cost of environmental issues may be substantially lower or higher than that reserved due to the difficulty in estimating such costs, potential changes in the status of government regulations, and the inability to determine the extent to which contributions will be available from other parties. The company does not believe that any amount of such costs below or in excess of that accrued is reasonably estimable.
      Certain environmental laws, such as Superfund, can impose liability for the entire cost of site remediation upon each of the current or former owners or operators of a site or parties who sent waste to a site where a release of a hazardous substance has occurred regardless of fault or the lawfulness of the original disposal activity. Generally, where there are a number of potentially responsible parties ("PRPs") that are financially viable, liability has been apportioned based on the type and amount of waste disposed of by each party at such disposal site and the number of financially viable PRPs, although no assurance can be given as to any particular site.
      The company is currently a party to, or otherwise involved in, legal proceedings in connection with several state and federal Superfund sites, two of which are located on property owned by the company. Except for the Crymes Landfill and M&J Solvents matters in Georgia, the company believes its liability is de minimis at each of the sites which it does not own where it has been named as a PRP. At the Crymes Landfill and M&J Solvents sites in Georgia, since the matters are currently in the investigative phase, the company does not know whether its liability is de minimis but believes that its exposure at each of the sites is not likely to result in a material adverse effect on the company due to its limited involvement at the sites and the number of viable PRPs. For property which the company owns on Seaboard Industrial Boulevard in Atlanta,
Georgia, the company has conducted an investigation on its and adjoining properties and submitted a Compliance Status Report ("CSR") to the State of Georgia Environmental Protection Division ("EPD") pursuant to the Georgia Hazardous Site Response Act. Until EPD's review and approval of the CSR are completed, which are not subject to a deadline, the company will not be able to determine if remediation will be required, if the company will be solely responsible for the cost of such remediation, or whether such cost is likely to result in a material adverse effect on the company. For property which the company owns on East Paris Street in Tampa, Florida, the company has been requested by the State of Florida to clean up chlorinated solvent contamination in the groundwater on the property and on surrounding property known as Seminole Heights Solvent Site and to reimburse approximately $430 of costs already incurred by the State of Florida in connection with such contamination. The company believes that it has a strong defense due to likely off-site sources of the contamination and because contamination from the property, if any, was due to prior owners and not the company's operations. At this time, it is too early to quantify the company's potential exposure or the likelihood of an adverse result.
      The  company  is  currently   evaluating  emissions  of  volatile  organic
compounds from its manufacturing operations in the Atlanta, Georgia, area to determine whether it will need to install pollution control equipment or modify its operations to comply with federal and state air pollution regulations. Until the current evaluations are completed, the company is not able to quantify the possible cost of compliance. However, based upon currently available information, the company does not expect that any material expenditures will be required to achieve compliance.

Page 114
                                                                      Exhibit 13


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                        National Service Industries, Inc.


      In connection with the sale of the North Bros. business and 29 of the company's textile rental plants in 1997, the company has retained certain environmental liabilities arising from events occurring prior to the closing, subject to certain exceptions. The company has received notice from the buyer of the textile rental plants of the alleged presence of perchloroethylene contamination on one of the properties involved in the sale. The company has since asserted an indemnification claim against the company from which it bought the property. The prior owner is currently conducting an investigation of the contamination at its expense, subject to a reservation of rights. At this time, it is too early to quantify the company's potential exposure in this matter, the likelihood of an adverse result, or the possibility that the company may be fully or partially indemnified.
      The State of New York has filed a lawsuit against the company alleging that the company is responsible as a successor to Serv-All Uniform Rental Corp. for past and future response costs in connection with the release or threatened release of hazardous substances at and from the Blydenburgh Landfill in Islip, New York. The company believes that it is not a successor to Serv-All Uniform Rental Corp. and therefore has no liability with respect to the Blydenburgh Landfill, and it has responded to the lawsuit accordingly. At this stage of the litigation, it is too early to quantify the company's potential exposure or the likelihood of an adverse result.

Note 6:  Restructuring Expense and Asset Impairments

During 1997, the company conducted reviews of the textile rental, European chemical, and corporate operations as a part of management's strategic initiatives to examine under-performing operations and to position the company for growth. As a result of the reviews, the company approved a significant restructuring program and recorded a related charge of $9,600 during the fourth quarter of 1997. The accrual included severance and union-related costs totaling $2,950 for 120 employees of the textile rental, chemical, and envelope segments, all of whom have since been terminated, and $6,650 in exit expenses to close certain facilities and consolidate the operations of others in the textile rental segment. Exit expenses include costs of unexpired leases and costs to dispose of facilities.
           The major components of the 1997 restructuring charges and related activity are as follows:

                     Reserve,                                              Reserve,
                     Beginning                Cash       Non-Cash          End of
                     of Period    Charge    Payments    Adjustments        Period
-------------------------------------------------------------------------------------

1999
Severance and union
 related costs      $      630           -        (290)        (177)  (1)   $    163
Exit costs          $    3,600           -        (378)      (2,758)  (1)   $    464


1998
Severance and union
 related costs      $    2,745           -      (2,115)            -        $    630
Exit costs          $    4,740           -        (390)        (750)  (1)   $  3,600


1997
Severance and union
 related costs      $       -        2,950        (205)            -        $  2,745
Exit costs          $       -        6,650      (1,910)            -        $  4,740


(1) The restructuring reserves were reduced because the company realized lower costs than originally anticipated and also revised its estimate for certain expenses included in the original restructuring plan due to lease terminations or other changes.


      As a further result of the 1997 reviews, the company recognized long-lived asset impairments totaling $43,500. Textile rental assets to be disposed of in under-performing branches were reduced by $22,300 to state them at their estimated fair value less costs to sell. After the charge, the remaining net book value of these assets was immaterial. Fixed assets held for use by the textile rental, European chemical, and corporate units were reduced by $12,400 and related intangibles were reduced by $8,800. Impairments were recognized for those assets where the sum of estimated undiscounted future cash flows was less than the carrying amount of the assets, including related goodwill. Fair market values were established based on independent appraisals, comparable sales or purchases, and expected future cash flows discounted at the company's cost of capital. Factors leading to the impairments were a combination of the results of the reviews discussed above, historical losses, anticipated future losses, and inadequate cash flows.
     The losses  resulting  from the  accruals and  impairments  are included in
"Restructuring expense, asset impairments, and other charges" in the Consolidated Statements of Income.
     During 1999, management performed an extensive review of the assets that were to be disposed of and the remaining restructuring accruals. In addition to realizing lower than anticipated costs, management has determined that it is currently more economically feasible to continue to operate certain locations that were to be disposed of in the original plan. As a result, in 1999 the related reserve and impairments were reversed and $9,291 in income was recorded and is included in "Restructuring expense, asset impairments, and other charges" in the Consolidated Statements of Income.

                                                                        Page 115
                                                                      Exhibit 13


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                        National Service Industries, Inc.


Note 7:  Acquisitions and Divestitures

Acquisition spending in 1999 totaled $534,977 ($534,132 in cash and 26,495 shares valued at $845) and was primarily related to the lighting equipment and envelope segments. The acquisitions were accounted for as purchases and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values.
     The lighting equipment segment acquired four companies during 1999. The largest acquisition was Holophane Corporation ("Holophane"), a manufacturer of premium quality, highly engineered lighting fixtures and systems, which was purchased in July 1999 for approximately $470,811. The preliminary allocation of the purchase price resulted in additional goodwill of $251,781, which is being amortized over 40 years, and identifiable intangibles of $145,725, which are being amortized over periods ranging from 2 to 40 years. Identifiable intangibles include trade names, trademarks, patented technology, distribution network, trained workforce, and restrictive covenants. Results of operations after the acquisition date of Holophane are included in the Consolidated
Statements of Income. The following pro forma information has been prepared assuming the Holophane acquisition had taken place at the beginning of the respective fiscal year of the company. The pro forma information includes adjustments for interest expense on debt incurred to effect the acquisition, the interest income foregone on the cash portion paid for the acquisition, additional depreciation based on the fair market value of property, plant, and equipment, and amortization of goodwill and intangibles resulting from this transaction. The pro forma financial information does not purport to reflect the financial position or results of operations that actually would have resulted had the transaction occurred as of the date indicated or to project the results of operations for any future period.

                                               1999                 1998
-----------------------------------------------------------------------------
Pro Forma Information (Unaudited):
    Sales and Service Revenues           $    2,422,991       $    2,240,322
    Net Income                           $      118,403       $      102,102
    Basic earnings per share             $         2.90       $         2.40
    Diluted earnings per share           $         2.88       $         2.37
                                         ------------------------------------

      Other acquisitions in the lighting equipment segment included the September 1998 purchase of certain assets of GTY Industries (d/b/a "Hydrel"), a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications; the April 1999 purchase of certain assets of Peerless Corporation, a manufacturer of high performance indirect/direct suspended lighting products; and the July 1999 purchase of C&G Carandini SA, a manufacturer of exterior lighting fixtures. In February 1999, the envelope segment acquired substantially all of Gilmore Envelope, an envelope manufacturer headquartered in Los Angeles, California. The company also made several minor acquisitions in the textile rental segment.
      Divestitures primarily related to the envelope segment's sale of Techno-Aide/Stumb Metal Products in June 1999 for approximately $4,191. The envelope segment recognized a pretax gain of $1,990 on the transaction. Other divestitures during 1999 related to the sale of industrial contracts in the textile rental segment and were not material.
      During 1999, management performed an extensive review of the liabilities recorded in connection with the textile rental segment's 1997 uniform plants divestiture. In 1997, the textile rental segment accrued for items related to the sale of its uniform plants including environmental exposures, severance agreements, and costs to return leased facilities to pre-lease condition. The company has realized lower costs than originally anticipated associated with these items and, as a result, reduced the liability and recorded a gain of $3,511.
      Acquisition spending in 1998 totaled $45,305 and was primarily related to the chemical and envelope segments. In November 1997, the chemical segment purchased Pure Corporation, a speciality chemical company with its core businesses in Indiana, Pennsylvania, and New York. In March 1998, the envelope segment purchased Allen Envelope Corporation, a single-plant, Pennsylvania-based envelope manufacturer, providing the segment with access to markets in the Northeast. In July 1998, the company purchased Calman Australia Pty Ltd ("Calman"). Calman, located in Victoria, Australia is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, the company paid certain performance payments associated with a prior year chemical acquisition. Divestitures during 1998 related to the textile rental segment and excess properties and were not material.
      In February 1997, the company sold the North Bros. insulation business for $27,113 in cash. An immaterial gain was realized on the sale. The business had 1997 sales of $57,000 and operating income of $1,900. Additionally, immaterial gains were recognized as the company divested several non-strategic textile rental locations.
      In July 1997, the company sold 29 textile rental plants to G & K Services, Inc. at a pretax gain of $74,044. The following condensed pro forma consolidated statements of income present reported results for the respective fiscal years to remove both the gain on the transaction and the results of the operations sold:

Condensed  Pro  Forma  Consolidated  Statements  of  Income
(Unaudited)                                                        1997        1996
------------------------------------------------------------ ----------- ------------
Sales and Service Revenues                                   $1,859,653  $1,803,034
Other Costs and Expenses                                      1,708,672   1,648,460
Restructuring Expense, Asset Impairments, and Other Charges      63,091       -
------------------------------------------------------------ ----------- ------------
Income before Provision for Income Taxes                         87,890      154,574
Provision for Income Taxes                                       32,172       57,988
------------------------------------------------------------ ----------- ------------
Net Income                                                   $   55,718      $96,586
                                                             ----------- ------------
Basic Earnings per Share                                     $     1.23  $      2.01
                                                             ----------- ------------
Basic  Weighted   Average  Number  of  Shares   Outstanding
(thousands)                                                      45,191       47,941
                                                             ----------- ------------
Diluted Earnings per Share                                   $     1.22  $      2.00
                                                             ----------- ------------
Diluted  Weighted  Average  Number  of  Shares  Outstanding
(thousands)                                                      45,534       48,189
                                                             ----------- ------------

Page 116
                                                                      Exhibit 13


              NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)
                        National Service Industries, Inc.


      The pro forma statements are not necessarily indicative of the financial position and results of operations that would have been attained had the divestiture been consummated on the dates indicated or that may be attained in the future.
      In 1997, cash acquisition spending totaled $4,320 and was the result of the chemical segment's purchase of chemical products companies in Ohio and Canada and the lighting equipment segment's acquisition of a small emergency lighting products manufacturer in Canada. The company also issued 536,872 shares of common stock valued at $20,522 to acquire Enforcer Products, Inc. ("Enforcer"), a specialty chemical company with a retail focus. The operating results of Enforcer were included in the chemical segment beginning with the third quarter of fiscal 1997.

Note 8:  Income Taxes

The company accounts for income taxes using the asset and liability approach as prescribed by SFAS 109, "Accounting for Income Taxes." This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.
      The provision for income taxes consists of the following components:

                                                            1999      1998      1997
-------------------------------------------------------------------------------------
Provision for current Federal taxes                       $ 49,221 $ 54,997 $ 94,426
Provision for current state taxes                            2,957    3,143   11,994
Provision for current foreign taxes                          2,373    1,952    1,598
Provision (credit) for deferred taxes                       19,428    4,309  (36,218)
                                                          ---------------------------
Total provision for income taxes                          $ 73,979 $ 64,401 $ 71,800
                                                          ---------------------------

      A reconciliation from the Federal statutory rate to the total provision for income taxes is as follows:

                                                            1999    1998     1997
-------------------------------------------------------------------------------------
Federal income tax computed at statutory rate             $ 69,414 $ 60,592 $ 62,677
State income tax, net of Federal income tax benefit          2,594    2,144    5,960
Foreign and other, net                                       1,971    1,665    3,163
                                                          ---------------------------
Total provision for income taxes                          $ 73,979 $ 64,401 $ 71,800
                                                          ---------------------------


      Components of the net deferred income tax liability at August 31, 1999 and 1998 include:


                                                                1999       1998
----------------------------------------------------------------------------------
Deferred tax liabilities:
     Depreciation                                             $ 32,260  $  26,837
     Amortization of linens                                     25,416     21,017
     Pension                                                    14,252     12,835
     Intangibles                                                60,239      2,279
     Other                                                      22,481     24,361
                                                              --------------------
     Total deferred tax liabilities                            154,648     87,329
                                                              --------------------
Deferred tax assets:
     Self-insurance                                            (22,093)   (24,753)
     Deferred compensation                                     (28,684)   (10,393)
     Bonuses                                                      (943)    (2,609)
     Foreign tax losses                                           (807)    (1,014)
     Restructuring and asset impairment                        (10,079)   (14,594)
     Asset disposition reserves                                 (2,981)    (4,365)
     Other assets                                               (3,775)    (6,739)
                                                              --------------------
     Total deferred tax assets                                 (69,362)   (64,467)
                                                              --------------------
Net deferred tax liability                                    $ 85,286  $  22,862
                                                              --------------------

      At  August  31,  1999,   the  company  had  foreign  net  operating   loss
carryforwards of $2,207 expiring in fiscal years 2000 through 2004.

Note 9:  Quarterly  Financial  Data  (Unaudited)

                   Sales and              Income             Basic     Diluted
                   Service     Gross      before     Net     Earnings  Earnings
                   Revenues    Profit     Taxes      Income  per Share per Share
---------------------------------------------------------------------------------
1999
1st Quarter        $ 518,926   $213,488   $40,930    $25,704   $ .62      $.62
2nd Quarter          510,359    201,357    39,427     24,762     .60       .60
3rd Quarter          569,838    228,849    48,635     30,541     .75       .75
4th Quarter          620,106    248,685    69,330     43,336    1.07      1.07

1998
1st Quarter        $ 487,584   $198,408   $42,355    $26,668   $ .61      $.60
2nd Quarter          479,411    191,200    37,312     23,488     .55       .54
3rd Quarter          521,608    212,474    44,789     28,139     .67       .66
4th Quarter          542,707    221,993    48,665     30,425     .73       .72


                                                                        Page 117
                                                                      Exhibit 13


              NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)
                        National Service Industries, Inc.


Note 10:  Business Segment Information

                                                                                               Capital
                    Sales and       Operating                                                Expemditures
                     Service          Profit   Identifiable    Depreciation   Amortization    Including
                    Revenues          (Loss)      Assets          Expense       Expense      Acquisitions
----------------------------------------------------------------------------------------------------------
1999
Lighting Equipment  $1,220,602     $ 121,755   $ 1,073,936    $   20,351        $ 2,322          $ 541,649
Chemical               487,783        45,206       233,461         6,681          3,480             10,980
Textile Rental (1)     309,115        42,935       203,509        13,666            860             20,669
Envelope (3)           201,729        17,662       139,755         5,319            969             32,592
                    --------------------------------------------------------------------------------------
                     2,219,229       227,558     1,650,661        46,017          7,631            605,890
Corporate                            (15,169)       45,128         2,174                               527
Interest Expense, net                (14,067)
                    --------------------------------------------------------------------------------------
                    $2,219,229     $ 198,322   $ 1,695,789    $   48,191        $ 7,631          $ 606,417
                    --------------------------------------------------------------------------------------

1998
Lighting Equipment  $1,105,255     $ 109,286   $   397,962    $   18,819        $   295          $  37,541
Chemical               454,532        36,460       235,269         6,387          2,807             20,217
Textile Rental (1)     312,746        29,734       193,347        12,836          1,076             21,595
Envelope               158,777        13,293       103,087         3,895            488             47,111
                    --------------------------------------------------------------------------------------
                     2,031,310       188,773       929,665        41,937          4,666            126,464
Corporate                            (14,903)       81,019         2,243                               875
Interest Expense, net                   (749)
                    --------------------------------------------------------------------------------------
                    $2,031,310     $ 173,121   $ 1,010,684    $   44,180        $ 4,666          $ 127,339
                    --------------------------------------------------------------------------------------

1997
Lighting Equipment  $  952,026     $  92,372   $   353,224    $   16,446        $   276          $  21,688
Chemical (2)           402,569        31,647       202,769         6,064          2,615             12,875
Textile Rental (1)     493,535        60,792       190,139        20,567          6,447             13,050
Envelope (3)           131,015        10,190        55,271         3,287             10              7,159
Other                   57,034         1,096          --             611            --                 509
                    --------------------------------------------------------------------------------------
                     2,036,179       196,907       801,403        46,975          9,348          $  55,281
Corporate (4)                        (16,205)      304,949         1,658                             1,709
Interest Expense, net                 (1,624)
                    --------------------------------------------------------------------------------------
                    $2,036,179     $ 179,078   $ 1,106,352    $   48,633        $ 9,348          $  56,990
                    --------------------------------------------------------------------------------------


(1) Textile rental segment 1999 operating profit included $9,291 of income related to the reversal of restructuring reserves and asset impairments. Textile rental segment 1997 operating profit included one-time charges of $17,800 for restructuring, environmental matters, and other and $31,800 for asset impairments. Gains resulting from the sale of businesses were $9,230 in 1999, $2,449 in 1998, and $75,097 in 1997. Gains on sale of businesses for 1999 included $3,511 related to the 1997 sale of textile rental plants to G&K Services, Inc. See Note 7: Acquisitions and Divestitures.
(2) Chemical segment 1997 operating profit included one-time charges of $1,500 for restructuring and $8,100 for asset impairments.
(3) Envelope segment 1999 operating profit included gains resulting from the sale of businesses of $1,990. Envelope segment 1997 operating profit included one-time charges of $230 for restructuring.
(4) Corporate operating profit included one-time charges of $3,700 for asset impairments.


The geographic distribution of the company's sales and service revenues, operating profit (loss), and identifiable assets is summarized in the following tables:


                                        1999         1998         1997
-----------------------------------------------------------------------------
Sales and service revenues
United States                         $2,061,774      $1,898,947   $1,914,203
Canada                                    85,829          79,435       71,067
European countries                        46,723          39,936       44,503
Other                                     24,903          12,992        6,406
                                      ---------------------------------------
                                      $2,219,229      $2,031,310   $2,036,179
                                      ---------------------------------------

Operating profit(loss)
United States                         $  195,470      $  174,447     $185,987
Canada                                     1,170             152          101
European countries                           934          (2,562)      (7,188)
Other                                        748           1,084          178
                                      ---------------------------------------
                                      $  198,322      $  173,121     $179,078
                                      ---------------------------------------

Identifiable assets
United States                         $1,551,003      $  938,802   $1,040,726
Canada                                    46,982          40,747       37,756
European countries                        67,558          23,556       25,028
Other                                     30,246           7,579        2,842
                                      ---------------------------------------
                                      $1,695,789      $1,010,684   $1,106,352
                                      ---------------------------------------


Sales are attributed to each country based on the selling location.

Page 118
                                                                      Exhibit 13


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








                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of National Service Industries, Inc.:

We have audited the accompanying consolidated balance sheets of National Service Industries, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Service Industries, Inc. and subsidiaries as of August 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999 in conformity with generally accepted accounting principles.


                                                         /s/ Arthur Andersen LLP
Atlanta, Georgia
October 8, 1999

                                                                        Page 119
                                                                      Exhibit 13



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


National Service Industries is a diversified service and manufacturing company operating in four segments: lighting equipment, chemicals, textile rental, and envelopes. The company continued to be in solid financial condition at August 31, 1999. Although down from last year, net working capital remained strong at $256.5 million at August 31, 1999, and the current ratio was 1.6, compared with
2.7 at the prior year end. The decrease in net working capital was primarily the result of a decrease in cash and an increase in debt to fund acquisitions, capital expenditures, share repurchases, and payment of dividends. At August 31, 1999, the company's debt to capitalization increased to 47.2 percent compared with 12.9 percent at the prior year end.

Strategic Transactions
The company periodically implements strategic transactions that, it believes, afford it the opportunity to redeploy resources to create value and position the company for future growth. During the three-year period ending August 31, 1999, the following transactions occurred:

Acquisitions
Acquisition spending in 1999 totaled $534.9 million ($534.1 million in cash and $0.8 million in stock) and was primarily related to the lighting equipment and envelope segments. In July 1999, the lighting equipment segment purchased Holophane Corporation ("Holophane"), a manufacturer of premium quality, highly engineered lighting fixtures and systems, for approximately $471 million. Other acquisitions in the lighting equipment segment included the September 1998 purchase of certain assets of GTY Industries (d/b/a "Hydrel"), a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications; the April 1999 purchase of certain assets of Peerless Corporation ("Peerless"), a manufacturer of high performance indirect/direct suspended lighting products; and the July 1999 purchase of C&G Carandini SA, a manufacturer of exterior lighting fixtures. In February 1999, the envelope segment acquired substantially all of Gilmore Envelope, an envelope manufacturer headquartered in Los Angeles, California. The company also made several minor acquisitions in the textile rental segment.
      In 1998, acquisition spending totaled $45.3 million and was primarily related to the chemical and envelope segments. In November 1997, the chemical segment purchased Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York. In March 1998, the envelope segment purchased Allen Envelope Corporation ("Allen"), a single-plant, Pennsylvania-based envelope manufacturer, providing the segment with access to markets in the Northeast. In July 1998, the company purchased Calman Australia Pty Ltd ("Calman"). Calman, located in Victoria, Australia, is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, the company paid certain performance payments associated with a prior year chemical acquisition.
      In 1997, acquisition spending totaled $4.3 million and resulted from the chemical segment's purchase of chemical products companies in Ohio and Canada and the lighting equipment segment's acquisition of a small emergency lighting products manufacturer in Canada. In March 1997, the company also issued 536,872 shares of common stock valued at $20.5 million to acquire Enforcer Products, Inc. ("Enforcer"), a specialty chemical company with a retail focus.

Divestitures
In 1999, proceeds from divestitures totaled $12.0 million and primarily related to the envelope segment's sale of Techno-Aide/Stumb Metal Products in June 1999 resulting in proceeds of $4.2 million and a pretax gain of $2.0 million. Other divestitures during 1999 related to the sale of industrial contracts in the textile rental segment and were not material.
      During 1999, management performed an extensive review of the liabilities recorded in connection with the textile rental segment's 1997 uniform plants divestiture. In 1997, the textile rental segment accrued for items related to its uniform plants including environmental exposures, severance agreements, and costs to return leased facilities to pre-lease condition. The company realized lower costs than originally anticipated associated with these items and, as a result, has reduced the liability and recorded a gain of $3.5 million.
     In 1998, divestitures of non-strategic textile rental operations and excess properties resulted in net proceeds of $3.1 million and pretax gains of $2.4 million.
     In February 1997, the company sold the North Bros. insulation business for cash of $27.1 million, recognizing an immaterial gain. The business had 1997 sales of $57.0 million and operating income of $1.9 million through the date of sale.
     In July 1997, the company sold 29 textile rental plants to G&K Services, Inc. for approximately $280.0 million, recognizing a pretax gain of $74.0 million. The divested locations had 1997 sales of $176.5 million and operating income of $9.4 million through the date of sale.
      Additionally, in 1997, the company divested other non-strategic businesses in the textile rental segment generating cash of $4.3 million.

Liquidity and Capital Resources

Operating Activities
Operations provided cash of $208.2 million in 1999, compared with cash provided of $26.4 million in 1998 and $125.5 million in 1997. The increase in 1999 primarily resulted from additional tax payments made in 1998 related to the 1997 textile rental segment divestitures, improved working capital management in the lighting equipment and chemical segments, and an increase in net income. The decrease in 1998 compared with 1997 was primarily the result of the tax payments and an increase in accounts receivable commensurate with the increased revenue in the lighting equipment and chemical segments.

Investing Activities
Investing activities used cash of $598.0 million in 1999 and provided cash of $81.3 million and $61.1 million in 1998 and 1997, respectively. The decrease in 1999 was a result of the significant increase in acquisition spending coupled with the liquidation of short-term investments during 1998 that was not repeated during the current year. The increase in 1998 compared with 1997 is the result of the liquidation of $205.3 million of short-term investments, generated by 1997 divestitures, to fund acquisitions, capital expenditures, share repurchases, and payment of dividends. Capital expenditures were $72.3 million in 1999, compared with $82.0 million in 1998 and $48.8 million in 1997. Capital spending during 1999 was primarily attributable to the lighting equipment, textile rental, and envelope segments. The lighting equipment segment's capital expenditures related to the purchase of land and buildings for a new plant,
manufacturing   improvements   and   upgrades  for   capacity   expansion,   and
implementation of new technology. Expenditures in the textile rental segment were for implementation of new technology, production enhancements, and delivery truck purchases and refurbishments. The envelope segment's expenditures related primarily to manufacturing process improvements, information systems, facility expansion, and new folding capacity. During 1998, the lighting equipment segment invested in facility expansions and manufacturing process improvements, the textile rental segment invested in a merchandise tracking system and fleet refurbishment, and the envelope segment invested in facility and machinery replacements. Capital spending in 1997 consisted primarily of lighting equipment segment facilities and process improvements, equipment replacements, and tooling for new products and textile

Page 120
                                                                      Exhibit 13


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (continued)


rental segment facilities improvements and equipment replacements. In 2000, capital expenditures are expected to approximate $110 million as the company continues to invest capital in technology and facilities. Contractual commitments for capital and acquisition spending for fiscal year 2000 approximate $24 million.
      As noted under "Acquisitions" and "Divestitures," the company has completed a number of strategic transactions. The company spent $534.1 million, $45.3 million, and $4.3 million in 1999, 1998, and 1997, respectively, on acquisitions. Additionally, the company received $12.0 million, $3.1 million, and $311.4 million in connection with dispositions of non-strategic assets in 1999, 1998, and 1997, respectively.

Financing Activities
Financing activities provided cash of $372.9 million during 1999 and used cash of $145.2 million and $187.6 million in 1998 and 1997, respectively. In the three years ending August 31, 1999, the company distributed approximately $476.3 million to stockholders through share repurchases and dividends. Cash of $42.0 million, $154.0 million, and $121.7 million was utilized in 1999, 1998, and 1997, respectively, for share repurchases of 1.2 million, 3.0 million, and 3.0 million shares, respectively. Although the company has a standing annual authorization to repurchase 2.0 million shares plus the number of new shares issued in any one year, the company does not plan to purchase additional shares until its ratio of total debt to capitalization is within the company's stated objective of 30 to 40 percent. Included in the 1998 and 1997 amounts was a supplemental authorization for the repurchase of 1.25 million shares granted as a result of the textile rental divestiture transaction. Additionally, the company distributed cash of $51.9 million, $52.6 million, and $54.2 million in 1999, 1998, and 1997, respectively, to the company's stockholders in the form of dividends. The increase in dividends to $1.27 per share in 1999 from $1.23 per share in 1998 represented an increase of 3.3 percent, marking the sixty-third consecutive year of quarterly dividends without a decrease.
      In 1996, the company negotiated a $250 million multi-currency committed credit facility (the "Credit Facility") with ten domestic and international banks. The Credit Facility has a term of five years, expiring in July 2001, with no provision for a reduction in commitments. The Credit Facility contains restrictions on the incurrence of indebtedness by subsidiaries, as well as financial and other covenants, including the restriction that the company's ratio of total debt to capitalization may not exceed 60 percent at any time.
      During the fourth quarter of 1998, the company filed a registration statement (the "shelf registration"), which became effective September 8, 1998, with the Securities and Exchange Commission to allow the company to offer for sale, from time to time, up to $400 million of unsecured senior debt securities or unsecured senior subordinated debt securities (the "Debt Securities") consisting of notes, debentures, or other evidence of indebtedness, of which $240 million remains available at August 31, 1999. The Debt Securities may be convertible into or exchangeable for shares of the company's common stock, shares of its preferred stock, or other Debt Securities. The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities may be sold to or through one or more agents designated from time to time.
      In January 1999, the company issued $160.0 million in ten-year publicly traded notes bearing a coupon rate of 6.0 percent. Proceeds were used for the repayment of $80.0 million in borrowings under the Credit Facility, of which $52.0 million was outstanding under the domestic line of credit at August 31, 1998. The remainder was used for general corporate purposes including working capital requirements, capital expenditures, acquisitions, and share repurchases. In July 1999, the company entered into an additional $250.0 million, 364-day committed credit facility (the "Revolving Credit Facility") expiring in July 2000. The combined $500.0 million under the Credit Facility and the Revolving Credit Facility support the company's commercial paper program, which was initiated in July 1999 primarily to fund the acquisition of Holophane.
      At August 31, 1999, the company had $352.3 million outstanding under its commercial paper program, of which $249.7 million was classified as long-term as the company intends to refinance this amount through long-term debt instruments or availability under the Credit Facility which matures in 2001. Short-term commercial paper of $102.5 million had an average interest rate of 5.8 percent.
      The company has complimentary lines of credit totaling $125.7 million for general operating purposes, of which $25.7 million is designated as multi-currency. At August 31, 1999, $76.9 million in letters of credit were outstanding, primarily under the domestic line of credit. The company had $10.9 million of foreign currency short-term bank borrowings outstanding under the multi-currency line of credit at a weighted average interest rate of 3.8 percent at August 31, 1999.
      Management believes current cash balances, anticipated cash flows from operations, and available funds from the commercial paper program or the committed credit facilities, complimentary lines of credit, and the shelf registration are sufficient to meet the company's planned level of capital spending and general operating cash requirements for the next twelve months.

Results of Operations                  Years Ended August 31
(in millions, except           ---------------------------------------
per-share amounts)                    1999         1998         1997
                               ---------------------------------------

Sales and Service Revenue:
     Lighting Equipment            $1,220.6     $1,105.3     $  952.0
     Chemical                         487.8        454.5        402.6
     Textile Rental                   309.1        312.7        493.5
     Envelope                         201.7        158.8        131.0
     Other                               -             -         57.1
                               ---------------------------------------
                                   $2,219.2     $2,031.3     $2,036.2
                               =======================================

Operating Profit (Loss):

     Lighting Equipment           $  121.8      $  109.3    $    92.4
     Chemical                         45.2          36.5         31.6
     Textile Rental                   42.9          29.7         60.8
     Envelope                         17.7          13.3         10.2
     Other                             -             -            1.9
                               ---------------------------------------
                                     227.6         188.8        196.9
     Corporate                       (15.2)        (14.9)       (16.2)
     Interest expense, net           (14.1)         (0.8)        (1.6)
                               =======================================
                                  $  198.3      $  173.1    $   179.1
                               =======================================
Net Income                        $  124.3      $  108.7    $   107.3
                               =======================================
Earnings per Share:
     Basic                        $   3.04      $  2.56     $    2.37
     Diluted                          3.03         2.53          2.36
                               =======================================

                                                                        Page 121
                                                                      Exhibit 13



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (continued)


      National Service Industries posted revenues of $2.2 billion for the fiscal year ended August 31, 1999. The revenue increase in 1999 in comparison to the prior year resulted from increased lighting equipment, chemical, and envelope revenues of approximately $192 million, partially offset by a slight decrease in revenue in the textile rental segment. Revenues in 1998 decreased slightly in comparison with the prior year as a result of increased lighting equipment, chemical, and envelope revenues of approximately $233 million, offset primarily by revenues not included in 1998 as a result of 1997 divestitures.
      Net income for 1999 increased $15.6 million, or 14.4 percent, to a record level of $124.3 million, or $3.04 per basic share, $3.03 diluted. Earnings per share grew at the higher rate of 18.8 percent per basic share and 19.8 percent per diluted share due to a reduction of 1.6 million basic and 1.9 million diluted average shares outstanding. Net income in 1998 increased $1.4 million, or 1.3 percent, to $108.7 million, or $2.56 per basic share, $2.53 diluted.
     Lighting equipment segment sales grew $115.3 million, or 10.4 percent, to $1.2 billion in 1999. Continued strength in the non-residential construction market and the acquisitions of Hydrel, Peerless, and Holophane contributed to the growth in sales. As a result of the increased sales and manufacturing cost savings, operating profit increased 11.4 percent in 1999. Sales for 1998 increased 16.1 percent due to strong demand in the non-residential construction market and increased volumes resulting from new products. Operating profit for 1998 increased 18.3 percent as a result of the increased sales and ongoing productivity improvements.
      Chemical segment revenues for 1999 increased $33.3 million, or 7.3 percent, to $487.8 million. The increase in revenue was a result of continued growth in the retail channel, higher revenue in the industrial and institutional distribution channels, inclusion of a full year of Calman, and other international revenue. Operating profit increased $8.7 million, or 24.0 percent, to $45.2 million as a result of the increased revenues, lower operating costs, and severance costs included in 1998 that were not repeated in 1999. Revenues in 1998 increased 12.9 percent as a result of the inclusion of a full year of Enforcer as well as increased retail volumes of Enforcer and Zep Manufacturing Company. Operating profit in 1998 increased 15.5 percent as a result of the increased revenues and the impact of the 1997 restructuring charge on 1997 operating profit. These increases in operating profit were somewhat offset by additional severance costs and increased selling expenses incurred in the industrial chemical channel of the segment.
      Textile rental segment revenues, representing all of the company's service revenues, decreased 1.2 percent during 1999 to $309.1 million, primarily as a result of the continued sale of industrial contracts and the rationalization of unprofitable accounts. Operating profit increased 44.4 percent to $42.9 million, primarily as a result of gains recognized on the sale of businesses and adjustments made to amounts accrued in connection with the 1997 uniform plants divestiture and 1997 restructuring activities. In 1997, the textile rental segment accrued for items related to the sale of its uniform plants including environmental exposures, severance agreements, and costs to return leased facilities to pre-lease condition. The company realized lower costs than originally anticipated and recorded a gain of $3.5 million as discussed in "Strategic Transactions." In 1997, the segment also recorded an impairment charge and accrued for items related to restructuring activities that primarily related to branch consolidations and asset dispositions. In addition to realizing lower than anticipated costs, management determined that it is currently more economically feasible to continue to operate certain locations that were to be disposed of in the original plan. As a result, in 1999 the related reserve and impairments were reversed and $9.3 million in income was recorded. Excluding unusual gains and other non-operating items in 1999 and 1998, operating profit increased slightly due to the segment's focus on lowering merchandise costs and improving production efficiencies. Segment revenue in 1998 decreased 36.6 percent as a result of businesses divested in 1997. Excluding the 1997 divestiture, revenues declined approximately $4.0 million as the segment continued to eliminate low-margin customer accounts. Operating profit in 1998 decreased 51.2 percent to $29.7 million, primarily as a result of the 1997 divestitures.
      Envelope segment revenue increased $43.0 million, or 27.1 percent, in 1999 to $201.7 million primarily as a result of the acquisitions of Gilmore Envelope in February 1999 and Allen in March 1998. Operating profit for the segment increased 32.9 percent to $17.7 million primarily as a result of the gain on the sale of Techno-Aide/Stumb Metal Products, as discussed in "Strategic Transactions," the acquisition of Gilmore Envelope, and increased revenues. Segment revenue in 1998 increased 21.2 percent due to the March 1998 purchase of Allen, as discussed in "Strategic Transactions," and higher shipment volumes. Operating profit increased 30.4 percent during 1998 as a result of the increased revenues generated by the Allen acquisition.
      Corporate expenses in 1999 approximated last year. In 1998, corporate expenses decreased $1.3 million, as 1997 expense included an asset impairment recorded to reflect the $1.2 million appraised value of an asset held for sale. Net interest expense increased $13.3 million in 1999 as a result of higher average debt levels coupled with lower average cash balances. Net interest expense decreased $0.8 million in 1998 as the company benefited from higher average levels of short-term investments, offset slightly by higher average debt levels.
      Consolidated income before taxes increased $25.2 million, or 14.6 percent, to $198.3 million primarily due to increased income from the lighting equipment, chemical, and envelope segments. Additionally, gains realized on the sale of businesses and related to adjustments to restructuring reserves and impairments originally recorded in 1997 in the textile rental segment positively affected income. The provision for income taxes was 37.3 percent, 37.2 percent, and 40.1 percent in 1999, 1998, and 1997, respectively. The decrease in the effective rate in 1998 was due primarily to higher rates applicable to the 1997 textile rental divestiture.

Environmental Matters
See Note 5: Commitments and Contingencies in the Notes to the Consolidated Financial Statements for a discussion of environmental matters.

Page 122
                                                                      Exhibit 13


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (continued)


Market Risk
The company is exposed to market risks that may impact the Consolidated Balance Sheets, Consolidated Statements of Income, and Consolidated Statements of Cash Flows due to changing interest rates and foreign exchange rates. The company does not currently participate in any significant hedging activities, nor does it utilize any significant derivative financial instruments. The following discussion provides additional information regarding the company's market risks.

Interest Rates-The company's commercial paper, notes payable, fixed-rate notes, and other long-term debt are subject to interest rate fluctuations. These fluctuations expose the company to changes in interest expense, cash flows, and the fair market value of the instruments. The company's variable-rate debt amounted to $387.0 million at August 31, 1999. Based on outstanding borrowings at year end, a 10 percent adverse change in effective market interest rates at August 31, 1999 would result in additional annual after-tax interest expense of approximately $1.3 million. To address this risk, the company intends to refinance approximately $250 million of the outstanding commercial paper on a long-term, fixed-rate basis. Although a fluctuation in interest rates would not affect interest expense or cash flows related to the company's $160 million publicly traded notes, a 10 percent adverse change in effective market interest rates at August 31, 1999 would decrease the fair value of the notes to approximately $138.2 million.

Foreign Exchange Rates-The majority of the company's revenue, expense, and capital purchases are transacted in U.S. dollars. International operations, primarily the lighting equipment and chemical segments, represented approximately 7.1 percent of sales and service revenues, 1.4 percent of operating profit (loss), and 8.5 percent of identifiable assets. The company does not believe a 10 percent fluctuation in average foreign currency rates would have a material effect on its consolidated financial statements or results of operations.

Impact of the Year 2000 Issue
The "Year 2000 Issue" resulted from the use of two digits rather than four digits to define the applicable year in certain computer programs. With the coming millennium, any of the company's computer programs that have two-digit date-sensitive software may interpret a date of "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of the operation of computer hardware and software, as well as intelligent manufacturing equipment and processes, and telephony.
      Management is addressing the Year 2000 Issue in four phases: awareness, assessment, action plan, and plan implementation. At August 31, 1999, all areas of the company had completed the first three phases and implementation of the plan was substantially complete. Management estimates that the total cost to be incurred in connection with the Year 2000 Issue will be approximately $6 million, and all major systems are expected to be in compliance prior to the end of calendar year 1999. At August 31, 1999, the company had spent approximately $4.7 million on the Year 2000 Issue. The cost of the project is being funded through operating cash flows. Approximately one-third of the total cost reflects the redeployment of existing internal information technology resources and should not be incremental costs to the company.
      At this time, the company believes its most reasonably likely worst case scenario is that key suppliers or service providers who have not resolved their own Year 2000 Issue may cause a disruption of service to the company's critical business processes. Management has evaluated the potential exposure of the company to related problems of its customers and suppliers and has implemented a vendor certification process. While management believes that its plan is sufficient to address the Year 2000 Issue, management has substantially completed a contingency plan to address the potential for unforeseen issues that may arise. The contingency plan includes identifying alternative suppliers and increasing inventory levels. There can be no assurance, however, that such exposures or the costs of remediating any problems associated therewith will not materially affect the company's future business, financial condition, or results of operations.

Outlook
Management continues to execute its strategic plan to grow both internally and through acquisitions. Fiscal 2000 sales from the existing businesses are anticipated to grow at a rate in excess of 5.0 percent, led primarily by the lighting equipment segment through continued lighting equipment market strength and in the chemical segment by product development and growth in the retail market. Assuming there are no significant changes in the current economic environment, management expects earnings to be lower than 1999 results due to the Holophane acquisition, which is expected to dilute earnings by 13 cents per share, and unusual gains included in 1999 results that are not planned in fiscal 2000.

Cautionary Statement Regarding Forward-Looking Information
From time to time, the company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, capital expenditures, technological developments, new products, research and development activities, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Statements herein which may be considered forward-looking include: (a) statements made regarding the company's current expectations or beliefs with respect to the outcome and impact on the company's business, financial condition, or results of operations of the Year 2000 Issue, environmental issues, and legal proceedings; (b) statements made concerning management's expectations with respect to the company's plan for strategic growth; (c) statements made regarding management's expectations with regard to projected capital expenditures, future cash flows, debt refinancing, share repurchases, and debt to capitalization objectives; and (d) statements made regarding the acquisition of Holophane. The company notes that a variety of factors could cause the company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of the company's business include without limitation the following: (a) the uncertainty of general business and economic conditions, including the potential for a slowdown in non-residential construction awards, fluctuations in commodity and raw material prices, market demand for public debt, interest rate changes, and foreign currency fluctuations; and (b) the ability to achieve strategic initiatives, including but not limited to the achievement of synergies related to acquisitions and the achievement of sales growth across the business segments through a combination of increased pricing, enhanced sales force, new products, improved customer service, and acquisitions.

                                                                        Page 123
                                                                      Exhibit 13

                           TEN-YEAR FINANCIAL SUMMARY
                        National Service Industries, Inc.

(Dollar amounts in thousands, except per-share data)
                         1999       1998       1997       1996       1995        1994       1993        1992        1991        1990


Operating Results
Net sales of
      products     $1,910,114 $1,718,564 $1,542,644 $1,482,937 $1,424,180  $1,337,410 $1,257,906  $1,189,684  $1,164,181  $1,250,833
Service revenues      309,115    312,746    493,535    530,625    546,447     544,454    546,916     444,127     437,534     396,981
                   -----------------------------------------------------------------------------------------------------------------
     Total revenues 2,219,229  2,031,310  2,036,179  2,013,562  1,970,627   1,881,864  1,804,822   1,633,811   1,601,715   1,647,814
Cost of products
sold  (1)           1,146,080  1,023,765    924,505    909,870    908,869     875,055    832,264     810,552     791,355     832,867
Cost of services(1)   180,770    183,470    283,024    304,381    299,687     286,519    281,551     236,474     240,376     219,673
Selling and administrative
      expenses        698,196    654,511    655,029    640,048    601,143     576,463    556,162     462,240     456,622     438,949
Interest expense (income),
      net              14,067        749      1,624      1,565      1,648       2,788      3,645        (837)     (4,332)    (3,712)
Gain on sale of
     businesses       (11,220)    (2,449)   (75,097)    (7,579)    (5,726)     (2,249)    (1,379)        -           -            -
Restructuring expense,
     asset impairments, and
     other charges     (9,291)        -      63,091         -           -           -        -           -        63,467          -
Other expense (income),
      net               2,305     (1,857)     4,925      3,429     14,509      11,090     13,063       8,474       5,591       4,322
                   -----------------------------------------------------------------------------------------------------------------
Income before taxes   198,322    173,121    179,078    161,848    150,497     132,198    119,516     116,908      48,636     155,715
Provision for
     income taxes      73,979     64,401     71,800     60,700     56,400      49,500     44,400      42,800      16,400      56,000
                   -----------------------------------------------------------------------------------------------------------------
Net Income         $  124,343 $  108,720 $  107,278 $  101,148 $   94,097  $   82,698 $   75,116  $   74,108  $   32,236  $   99,715
                   -----------------------------------------------------------------------------------------------------------------




Per-Share Data
Net income: (2)
      Basic        $     3.04 $     2.56 $     2.37 $     2.11 $     1.93 $      1.67 $     1.52  $     1.50  $      .65  $     2.02
      Diluted            3.03       2.53       2.36       2.10       1.93        1.67       1.51        1.50         .65        2.02
Cash dividends           1.27       1.23       1.19       1.15       1.11        1.07       1.03         .99         .95         .90
Stockholders' equity    15.22      13.96      15.20      15.45      15.41       14.77      14.21       13.79       13.33       13.68








Financial Ratios
Current ratio            1.6        2.7        2.8        3.1        3.2         3.2        2.9         3.5         3.4         4.5
Net income as a percent
  of sales               5.6%       5.4%       5.3%       5.0%       4.8%        4.4%       4.2%        4.5%        2.0%        6.1%
EBITDA as a percent
  of sales              12.1%      11.0%      11.7%      11.0%      10.6%       10.4%      10.3%       10.4%        5.9%       11.8%
Return on average
  stockholders' equity  21.2%      17.4%      15.5%      13.6%      13.0%       11.6%      10.9%       11.1%        4.8%       15.6%
Dividends as a percent of
current year earnings   41.7%      48.4%      50.5%      54.6%      57.6%       64.1%      67.9%       66.3%      146.2%       44.6%
Percent of debt to total
  capitalization        47.2%      12.9%       4.6%       4.2%       4.3%        4.3%       4.7%        4.2%        5.0%        4.2%



Page 124
                                                                      Exhibit 13

                     TEN-YEAR FINANCIAL SUMMARY (continued)
                        National Service Industries, Inc.

(Dollar amounts in thousands, except per-share data)
                             1999      1998      1997        1996       1995       1994       1993        1992      1991       1990
------------------------------------------------------------------------------------------------------------------------------------
Financial Position
Increase (decrease) in:
     Cash and cash
        equivalents  $   (16,892)$  (37,977) $  (1,539)$  (20,740)$   20,783 $   42,766 $  (85,284)$   27,617 $  (50,437)$   23,433
     Short-term
        investments         -      (205,302)   204,751     (3,047)     1,019     (2,197)    (3,736)    (5,551)    12,813    (27,247)
Net working capital      256,528    385,056    498,758    408,955    437,840    413,114    363,575    399,893    386,306    447,800


Short-term debt      $   114,378 $    7,981  $   5,889 $    6,742 $    6,486 $    5,765 $    6,196 $    1,434 $    3,254 $    2,253
Long-term debt           435,199     78,092     26,197     24,920     26,776     26,683     28,418     28,359     31,373     27,465
                     ---------------------------------------------------------------------------------------------------------------
Total debt               549,577     86,073     32,086     31,662     33,262     32,628     34,614     29,793     34,627     29,718
Stockholders' equity     615,874    578,901    671,813    718,008    744,404    727,385    704,023    682,954    660,567    675,444
                     ---------------------------------------------------------------------------------------------------------------
Capitalization       $ 1,165,451 $  664,974  $ 703,899 $  749,670 $  777,666 $  760,013 $  738,637 $  712,747 $  695,194 $  705,162
                     ---------------------------------------------------------------------------------------------------------------

Other Data
Capital expenditures
(including acquisitions)$606,417 $  127,339  $  56,990 $   65,566 $   59,910 $   42,508 $   82,171 $   49,789 $   90,229 $   82,932
Depreciation
    and amortization ...  55,822     48,846     57,981     58,428     57,130     60,548     62,097     53,816     50,249     42,821
Total assets ..........1,695,789  1,010,684  1,106,352  1,094,646  1,131,346  1,101,261  1,081,510  1,036,908  1,008,319    960,622
Deferred income
    tax liability ......  95,557     40,404     34,093     63,347     67,756     73,319     78,286     87,150     96,627     99,277
Self-insurance
   reserves, less
   current portion .....  38,828     44,573     57,056     63,369     67,830     61,081     56,335     47,638     38,428     15,222
Other long-term
   liabilities .........  86,446     46,719     35,193     27,576     24,010     22,940     27,110     28,677     22,015     16,067




Weighted average number of shares
     outstanding (in thousands): (2)
     Basic                40,899     42,462     45,191     47,941     48,696     49,547     49,556     49,539     49,540     49,389
     Diluted              41,093     43,022     45,534     48,189     48,797     49,614     49,623     49,566     49,561     49,389
Stockholders               6,292      6,774      7,165      6,281      6,655      7,034      7,262      7,554      7,996      8,248
Employees                 19,700     16,700     16,100     20,600     21,100     22,000     22,200     20,100     20,900     21,800



Use of Total Revenues
Salaries and wages   $   582,343 $  552,816  $ 572,517 $  580,571 $  568,616 $  565,859  $ 572,163 $  502,709 $  501,502 $  491,334
Materials and supplies 1,048,817    955,307    909,082    875,658    832,668    783,610    760,551    700,338    683,871    713,310
Other operating expenses 357,854    305,888    334,503    348,143    370,575    349,849    301,356    273,330    258,919    246,288
Taxes and licenses       126,383    111,028    124,805    115,621    110,397    102,097     97,015     83,326     59,889     97,167
Gain on sale of
   businesses            (11,220)    (2,449)   (75,097)    (7,579)    (5,726)    (2,249)    (1,379)        -         -          -
Restructuring expense, asset impairments,
   and other charges      (9,291)        -      63,091         -           -         -         -           -      63,467        -
Dividends paid            51,856     52,603     54,222     55,272     54,156     53,042     51,041     49,105     47,124     44,506
Retained earnings         72,487     56,117     53,056     45,876     39,941     29,656     24,075     25,003    (13,057)    55,209
                     ---------------------------------------------------------------------------------------------------------------
                     $ 2,219,229 $2,031,310 $2,036,179 $2,013,562 $1,970,627 $1,881,864 $1,804,822 $1,633,811 $1,601,715 $1,647,814
                     ---------------------------------------------------------------------------------------------------------------

(1) Certain prior period amounts in the financial statements and notes have been reclassified to conform with the 1999 presentation.
(2) In 1998, the company adopted Financial Accounting Standards No. 128, "Earnings per Share."  Prior period amounts have been restated in accordance with this statement.